Exhibit 99.1

GOVERNMENT OF ALBERTA

Annual Report

Government of Alberta

2023-2024

●	Budget 2023 Key Results
●	Consolidated Financial Statements
●	Performance Results

This is the report to Albertans on Budget 2023: Securing Alberta’s Future.

It is a permanent public record of the revenue, expense and results achieved by the Government of Alberta for the 2023–24 fiscal year.

The Government of Alberta 2023–24 Annual Report consists of three parts:

•	Budget 2023 Key Results, which provide a description and variance analysis of government’s revenue, spending, assets and liabilities.

•	Consolidated Financial Statements, which provide an overall accounting of the government’s revenue and spending, and assets and liabilities.

•	Performance Results, which reports on the progress that has been made towards achieving the government’s goals.

Annual reports for each ministry have also been published, providing additional detailed information on performance and financial results.

Copyright © 2024

Government of Alberta 2023–24 Annual Report

The URL associated with this publication is: https://open.alberta.ca/publications/2291-6431

ISBN 978-1-4601-6010-7

ISSN 2291-6431

www.alberta.ca

Preface

The Public Accounts of Alberta are prepared in accordance with the Financial Administration Act and the Sustainable Fiscal Planning and Transparency Act. The Public Accounts consist of the Annual Report of the Government of Alberta and the annual reports of each of the 25 ministries.

This Annual Report of the Government of Alberta contains Budget 2023 Key Results, the audited Consolidated Financial Statements and Performance Results, which compares actual performance results to desired results set out in the government’s strategic plan.

The annual reports of ministries are released concurrently with the Annual Report of the Government of Alberta. The ministry annual reports contain the financial information of the ministries and a comparison of actual performance results to desired results set out in the ministries’ business plans. Each ministry annual report also includes:

•	Financial statements of entities making up the ministry which includes regulated funds, provincial agencies and Crown-controlled corporations for which the minister is responsible;

•

Other financial information as required by the Financial Administration Act and the Sustainable Fiscal Planning and Transparency Act, as separate reports, to the extent that the ministry has anything to report;

•	Financial information relating to accountable organizations and trust funds.

Government of Alberta | Annual Report 2023–2024	1

Preface	1

Table of Contents	2

Budget 2023 Key Results	5

Financial Highlights	7

Fiscal Summary	7

Revenue Highlights	8

Expense Highlights	9

Statement of Financial Position	10

Financial Indicators and Risks	11

Historical Fiscal Summary 2009-10 to 2023-24	12

Consolidated Financial Statements of the Province of Alberta	13

Table of Contents	15

Management’s Responsibility for the Consolidated Financial Statements	17

Independent Auditor’s Report	18

Consolidated Statement of Operations	25

Consolidated Statement of Financial Position	26

Consolidated Statement of Remeasurement Gains and Losses	27

Consolidated Statement of Change in Net Debt	28

Consolidated Statement of Cash Flows	29

Notes to the Consolidated Financial Statements	30
1 Summary of Significant Accounting Policies and Reporting Practices	30
2 Valuation of Financial Assets and Liabilities	40
3 Financial Risk Management	42
4 Budget and Legislative Authority	49
5 Contractual Rights	50
6 Contingent Assets	50
7 Contractual Obligations and Commitments	51
8 Contingent Liabilities	52
9 Trust Funds Under Administration	54
10 Comparative Figures	54

2	Government of Alberta | Annual Report 2023–2024

Schedules to the Consolidated Financial Statements	55
1 Revenues	55
2 Revenues by Source by Ministry	56
3 Expenses by Object by Ministry	57
4 Cash and Cash Equivalents	58
5 Accounts Receivable and Advances	58
6 Portfolio Investments	59
7 Endowment Funds	60
8 Equity in Government Business Enterprises	61
9 Loans Receivable	65
10 Derivative Financial Instruments	67
11 Accounts Payable and Other Accrued Liabilities	67
12 Asset Retirement Obligations and Environmental Liabilities	68
13 Debt	69
14 Pension Plans and Other Defined Benefit Plans	73
15 Deferred Contributions	80
16 Tangible Capital Assets	81
17 Adjustments to Net Assets/Liabilities - Operating	82
18 Over-expenditure of Spending Authorities	83
19 Listing of Organizations	84

Glossary (Unaudited)	89

Performance Results	93

Table of Contents	94

Management’s Responsibility for Reporting	95

Executive Overview	96

Priority One: Securing Alberta’s Future	101

Performance Indicators	115

Priority Two: Standing up for Albertans	122

Performance Indicators	139

Performance Indicators – Sources and Notes	145

Government of Alberta | Annual Report 2023–2024	3

BLANK PAGE

4	Government of Alberta | Annual Report 2023–2024

Budget 2023 Key Results

Government of Alberta | Annual Report 2023–2024	5

Budget 2023 Key Results

Financial Highlights	7

Fiscal Summary	7

Revenue Highlights	8

Expense Highlights	9

Statement of Financial Position	10

Financial Indicators and Risks	11

Historical Fiscal Summary, 2009-10 to 2023-24	12

Note on restatements and accounting policy changes:

•

2022-23 Actual and 2023-24 Budget numbers have been restated to reflect the revised government structure under the Government Organization Act (Order in Council 156/2023, June 9, 2023 and Order in Council 029/2024, February 16, 2024).

•

Effective April 1, 2023, the Province adopted the Public Private Partnerships (P3) standard. This standard provides guidance on how to account for public private partnerships between public and private sector entities, where the public sector entity procures infrastructure using a private sector partner. The Province used prospective application to adopt this standard, except for P3 contracts entered prior to April 1, 2023, of which retroactive application is used without restating prior year comparatives. As a result, the reported opening net book value of tangible capital assets decreased by $415 million and opening P3 liabilities decreased by $353 million.

•

Effective April 1, 2023, the Province adopted the Revenue standard. This standard provides guidance on how to account for and report revenue, and specifically differentiates between revenue arising from exchange and non-exchange transactions. The Province used prospective application to adopt this standard. As a result, 2023 comparatives are not restated.

•	Effective April 1, 2023, the Province adopted the Purchased Intangibles guideline. The Province used prospective application to adopt this guideline. As a result, 2023 comparatives are not restated.

6	Government of Alberta | Annual Report 2023–2024

Financial Highlights

Budget 2023 aimed to move Alberta forward by strengthening the province's health-care system, addressing labour market challenges and maintaining fiscal responsibility by introducing a fiscal framework.

In 2023, Alberta’s economy expanded and the province saw record population growth. While oil prices pulled back from 2022 highs, households continued to face affordability challenges. The government provided support through a variety of measures including indexation of personal income taxes and benefits programs, pausing collection of the fuel tax and other targeted relief. Alberta experienced an unprecedented wildfire season in 2023-24 as well as drought conditions resulting in significant disaster and emergency spending.

The 2023-24 results were a surplus of $4.3 billion, a decrease of $7.4 billion from 2022-23 and an increase of $1.9 billion from Budget 2023, largely from higher resource revenue due to lower exchange rates and a narrower light-heavy differential, offset by lower oil prices. The West Texas Intermediate (WTI) oil price averaged US $77.83 per barrel (/bbl) compared to $79.00/bbl at budget.

Total Revenue was $74.7 billion, $1.4 billion less than 2022-23 but $4.1 billion more than budget.

Change from 2022-23. Comprises decreases of $6 billion in non-renewable resource revenue

(NRR), $1.2 billion in government business enterprise (GBE) net income, offset by increases of $0.2 billion in tax revenue, $3.2 billion in investment income, $1 billion in federal government transfers, and $1.3 billion in other revenue.

Change from Budget. Consists of increases of $1.8 billion in tax revenue, $0.9 billion in NRR, $1.4 billion in investment income, $1.7 billion in other revenue, and decreases of $1.5 billion in GBE net income, and $0.2 billion in federal transfers.

Total Expense was $70.4 billion, $5.9 billion more than 2022-23 and up $2.1 billion from budget. Budget 2023 included a contingency of $1.5 billion for disaster and emergency assistance.

Change from 2022-23. Increases of $2 billion in health function expense, $1.9 billion in education and social services function expense, $2 billion in other program functions, and a minor decreases in debt servicing and pension expense.

Change from Budget. Consists of increases of $0.8 billion in health function expense, $0.1 billion in education and social services function expense, $1 billion in other program functions, and $0.3 billion in debt servicing and pension expense.

Net Financial Debt. At March 31, 2024, net financial debt was $41.4 billion, an improvement of $4.3 billion from $45.6 billion on March 31, 2023. Net debt to GDP in 2023-24 was 9.4%.

Fiscal Summary				Change from
(millions of dollars)	2023-24		2022-23		2022-23

	Budget	Actual	Actual	Budget	Actual
Revenue
Income and other taxes	24,992	26,747	26,524	1,755	223
Non-renewable resource revenue	18,361	19,287	25,242	926	(5,954)
Transfers from Government of Canada	12,552	12,336	11,363	(216)	973
Investment income	3,154	4,581	1,334	1,427	3,247
Net income / (loss) from government business enterprises	2,727	1,237	2,481	(1,490)	(1,244)
Other revenue (incl. premiums, fees and licences)	8,867	10,544	9,199	1,677	1,345
Total Revenue	70,653	74,732	76,143	4,079	(1,411)
Expense by Function
Health	26,691	27,447	25,486	756	1,961
Education	16,040	16,359	15,220	319	1,139
Social Services	8,263	8,035	7,222	(228)	813
Other (Budget incl. $1.5 billion disaster/emerg. contingency)	14,783	15,829	13,766	1,046	2,063
Total Program Expense	65,777	67,670	61,694	1,893	5,976
Debt servicing costs	2,848	3,149	2,829	301	320
Pension provisions / (recovery)	(322)	(372)	(21)	(50)	(351)
Total Expense	68,303	70,447	64,502	2,144	5,945

Surplus / (Deficit)	2,350	4,285	11,641	1,935	(7,356)

Net Financial Debt	(44,750)	(41,364)	(45,614)	3,386	4,250

Government of Alberta | Annual Report 2023–2024	7

Revenue Highlights

•	Total 2023-24 revenue was $74.7 billion, $1.4 billion lower than in 2022-23, but an increase of $4.1 billion from budget.

•	Personal and corporate income tax revenue totaled $22.2 billion, comprising $15.2 billion in personal income tax (PIT) and $7 billion in corporate income tax (CIT). PIT increased $1.2 billion and $1.1 billion from 2022-23 and budget respectively, driven by growth in Alberta’s labour market, underpinned by record-high population growth. CIT decreased $1.1 billion from 2022-23 mainly due to weaker commodity prices, but increased $1.1 billion from budget due to carry-forward effects of the record-high CIT revenue recorded in 2022-23.

•	Other tax revenue was $4.5 billion in 2023-24 comprising: $2.5 billion in education property tax and $2 billion in fuel, tobacco, insurance and other taxes. Fuel taxes decreased $0.5 billion from budget due to the extension of the fuel tax pause throughout 2023. Lower tobacco tax revenue due to reduced consumption was mostly offset by increased cannabis tax and tourism levy revenue.

•	NRR in 2023-24 was $19.3 billion, a decrease of $6 billion from the record high 2022-23 revenue, reflecting the drop in oil and natural gas prices from the prior year, but partially offset by a narrower light-heavy differential and a reduced exchange rate. NRR was $0.9 billion higher than budget mainly as a result of the narrowing differential and reduced exchange rate.

•	The West Texas Intermediate (WTI) oil price averaged US$77.83 per barrel (/bbl) in 2023-24, down $11.86/bbl from 2022-23, but $1.33/bbl higher than the budget estimate. The light-heavy oil price differential averaged US$17.29/bbl in 2023-24, $3.48 narrower than in 2022-23 due to increased demand for heavier crude and the anticipated completion of TMX.

•	Federal government transfers in 2023-24 were $12.3 billion, $1 billion higher than in 2022-23. The increase came primarily from a higher Canada Health Transfer (CHT) due to Alberta’s growth in population share, as well as increased agriculture support and early learning child care funding. Federal transfers were
$0.2 billion lower than budget, primarily due to delayed construction progress on municipal infrastructure projects.

•	Investment income was $4.6 billion, $3.2 billion higher than 2022-23 and $1.4 billion higher than budget, mainly in the Heritage and endowment funds, and primarily driven by the strong performance of global equity markets.

•	Government business enterprise net income was $1.2 billion in 2023-24, a decrease of $1.2 billion from 2022-23, mainly from a $1.3 billion non-cash adjustment to the Sturgeon Refinery Processing Agreement provision recorded by the Alberta Petroleum Marketing Commission (APMC). GBE net income was $1.5 billion lower than budget, due to the Sturgeon Refinery Processing Agreement provision and weaker commodity prices resulting in a larger loss than budgeted for the Sturgeon Refinery.

•	Other revenue totaled $10.5 billion, $1.3 billion more than 2022-23, and $1.7 billion higher than budget. The increase includes higher revenue from post-secondary institution tuition fees and Alberta Health Services (AHS) fees, increases in the Technology Innovation and Emissions Reduction (TIER) Fund compliance payments, an increase in motor vehicle licences revenue recognized following an accounting standard change, and increases in Schools, Universities, Colleges and Health Entities (SUCH) sector revenue.

8	Government of Alberta | Annual Report 2023–2024

Expense Highlights

•	Total expense in 2023-24 was $70.4 billion, including $3 billion in disaster and emergency assistance. Expense increased $2.1 billion from budget and increased $5.9 billion from prior year. Population growth plus inflation averaged 7.4% in 2023, compared to 8.6% in 2022, on a calendar year basis, which put pressure on government programs and services. The $1.5 billion contingency included in Budget 2023 was fully utilized in 2023-24.

•	Health function expense was $27.4 billion, an increase of $2 billion from 2022-23, and $0.8 billion from Budget 2023. Population growth, inflation, complexity of surgeries and workforce challenges continue to strain Alberta’s health care system. Increases are mainly from higher volume in inpatient days, emergency room visits and surgeries performed; physician compensation, health system refocus, increased use of overtime as a result of ongoing vacancy rates, recruitment challenges, increased sick leave; and costs associated with the acquisition of DynaLIFE.

•	Total education function expense was $16.4 billion in 2023-24, $1.1 billion higher than 2022-23, and $0.3 billion higher than Budget 2023. This comprises $9.4 billion for K-12 education and $6.8 billion for post-secondary and skills and training programs. The increase from 2022-23 mainly reflects enrolment growth that has led to increased costs for teachers and instruction staff including education assistants, materials and supplies, and collective bargaining agreements.

•	Social services expense was $8 billion, an increase of $0.8 billion from 2022-23, and $0.2 billion lower than budget. The increase from 2022-23 is mainly due to legislated annual indexation of benefits to inflation; population growth; increases in case complexity; emergency evacuation payments; Ukrainian evacuee support; additional spending on salaries, wages, and benefits to deliver on program outcomes; and increased funding to address Homelessness Task Force recommendations. The decrease from budget is mainly due to lower than anticipated claims in Affordability Support Payments program, staffing vacancies, and lower than budgeted benefits provided to families resulting from higher than expected household incomes.

•	Other expense was $15.8 billion, an increase of $2.1 billion from 2022-23, and $1 billion from budget. The increase is primarily due to indemnity payments in AgriInsurance and the 2023 Canada-Alberta Drought Livestock Assistance program; valuation allowance for Local Authority Loans; Alberta Investment Management Corporation (AIMCo) management fee due to stronger performance, higher provisions on corporate income tax and commodity tax; and costs related to the unprecedented wildfire season.

•	Debt servicing costs were $3.1 billion, an increase of $0.3 billion from 2022-23 and $0.3 billion higher than budget. The increase is due to higher than anticipated debt swap costs, resulting from higher interest rates.

•	Public sector pension plan liabilities decreased by $0.4 billion to $7.9 billion at March 31, 2024.

Government of Alberta | Annual Report 2023–2024	9

Statement of Financial Position

•	At March 31, 2024, total assets exceeded liabilities by $16.2 billion. This was an improvement of $4.9 billion from $11.3 billion on March 31, 2023, mainly due to a $7 billion increase in portfolio investments netted against $2.7 billion increase in debt. Net Assets consists of $12.6 billion in net assets and accumulated remeasurement gains of $3.5 billion.

•	Financial assets were $86.9 billion, an increase of $7.4 billion from March 31, 2023. Changes include a $7 billion increase in portfolio investments mainly from increased investment and growth in the market value of the Alberta Heritage Savings Trust Fund, a $0.7 billion increase in loans and other receivable, offset by a reduction of $0.3 billion in cash and equivalents.

•	Liabilities were $128.3 billion at year-end, $3.1 billion higher than on March 31, 2023, due to a $2.7 billion increase in debt, and a $0.4 billion increase in other liabilities.

•	Capital / other non-financial assets, net of spent deferred capital contributions, amounted to $57.6 billion on March 31, 2024, an increase of $0.6 billion from the prior year-end, reflecting $4.2 billion in capital asset acquisition, offset by $3.2 billion in accounting adjustments, amortization and disposals. Major capital investment projects included:

-

$1.3 billion for capital maintenance and renewal of key provincial assets including $0.7 billion for the provincial highway network, $0.1 billion for health facilities, $0.1 billion for school facilities and $0.4 billion for other provincial assets.

-	$0.7 billion for K-12 schools, modernization and modular classrooms, with 14 school projects completed and 57 underway.

-	$0.6 billion for health facilities including completion of the Misericordia Community Hospital new emergency department.

-	$0.5 billion in various roads and bridges projects. The Calgary Ring Road West Stoney Trail opened for traffic in December 2023, resulting in the completion of the entire Ring Road in Calgary.

-	$0.4 billion in post-secondary institution investment.

-	$0.3 billion in public safety, emergency services and disaster mitigation, including $0.2 billion for ongoing work on the Springbank Offstream Reservoir.

Summary Statement of Financial Position	at March 31
(millions of dollars)	2024	2023	Change from
	Actual	Actual	2023
Financial Assets
Cash and cash equivalents	5,461	5,770	(309)
Portfolio investments	47,310	40,335	6,975
Loans receivable	21,246	20,816	430
Other	12,872	12,569	303
	86,889	79,490	7,399
Liabilities
Debt	99,793	97,116	2,677
Pension liabilities	7,904	8,272	(368)
Other	20,556	19,716	840
	128,253	125,104	3,149
Net Financial Debt	(41,364)	(45,614)	4,250
Capital / Other Non-financial Assets	61,515	60,624	891
Spent deferred capital contributions	(3,964)	(3,696)	(268)
Net Assets / (Liabilities)	16,187	11,314	4,873
Net Assets / (Liabilities) - statement of operations	12,649	8,500
Accumulated remeasurement gains/(loses)	3,538	2,814
Change in Net Assets / (Liabilities) - stmt. of operations	4,149	11,748

Change in Net Assets - stmt. of operations differ from the surplus / (deficit) numbers due to net assets adjustments (2024: $(136) million; 2023: $107 million) on the adoption of PS 3160 Public Private Partnerships (P3), PS 3400 Revenue and PSG-8 Purchased Intangibles accounting standards (see Schedule 17, p.83 and Note 1, page 30 of the 2023-24 Consolidated Financial Statements respectively).

10	Government of Alberta | Annual Report 2023–2024

Financial Indicators and Risks

•	Net financial debt was $41 billion, or $8,500 per Albertan on March 31, 2024, a deterioration of $54 billion since March 31, 2015, when the province was last in a net financial assets position. Alberta’s resource-based economy continued to recover in 2023-24, with record-high population growth underpinning a strong labour market. This followed many difficult years, with recessions in 2015 and 2016, a spike in the light-heavy oil price differential severely impacting revenue, and the COVID-19 pandemic in 2020 and 2021.

•	Revenue in 2014-15 was $49.5 billion, and in the nine years since then it has been quite volatile, from a low of $42.3 billion in 2016-17 to a high of $76.1 billion in 2022-23. Revenue has declined this year by 1.8 per cent.

•	Expense was $48.4 billion in 2014-15 and over the nine year period since, expense has grown by a total of 45.7 per cent or an average of 5.1 per cent per year. This is higher than Alberta’s average rate of growth in inflation and population for the same period.

•	Expense has also increasingly become more unpredictable, most recent examples include the COVID-19 pandemic and natural disasters including 2023 unprecedented wildfire season and drought conditions.

•	Alberta relies heavily on revenue that is volatile and unpredictable, including non-renewable resources, corporate income tax and investment income. Revenue volatility is linked to numerous factors, some of which are described below.

•	Oil prices are impacted by global supply and demand and have been volatile in recent years due to the global pandemic and Russia’s invasion of Ukraine. Oil prices have pulled back since 2022-23 high but have remained solid. Production climbed to a new record in 2023 as producers ramped up output in anticipation of increased export capacity and growing domestic demand.

•	Other factors typically influencing energy prices include pipeline or refinery outages, speculative trading, OPEC + supply management, US producer responses to price swings, drilling and

Oil and Natural Gas Prices 2019-24

investment decisions, Environmental, Social and Governance metrics, economic sanctions, or weather-related disruptions.

•	Higher interest rates typically discourage business investment and increase debt servicing costs. To help combat inflation, the Bank of Canada raised the overnight rate to 5.0% in July 2023, where it held throughout the fiscal period. Alberta consumer inflation moderated to an average 3.3% as lower commodity prices worked through the supply chain, but prices remained elevated for necessities such as food and shelter, sustaining the pressure on household finances.

•	A higher exchange rate reduces the value of Alberta’s exports, while equity market performance is affected by a wide range of factors. These all add risk to Alberta government fiscal planning.

•	Changes in corporate income tax revenue can be difficult to predict as corporate taxable income can vary significantly due to adjustments to estimates of corporate income tax refunds and the carry forward and back of prior year losses.

•	To address the revenue and expense uncertainty, a voted, transferable contingency was introduced in Budget 2019. The contingency was budgeted at $1.5 billion in 2023-24. The government introduced a fiscal framework including a balanced budget requirement and limits on expense growth, with allowable exceptions, to further address this uncertainty.

•	These highlights should be read in conjunction with the budget and quarterly updates alberta.ca/budget-documents.

Government of Alberta | Annual Report 2023–2024	11

Historical Fiscal Summary, 2009-10 to 2023-24 a

(millions of dollars)

Statement of Operations		1 2009-10	2 2010-11	3 2011-12	4 2012-13	5 2013-14	6 2014-15	7 2015-16	8 2016-17	9 2017-18	10 2018-19	12 2019-20	13 2020-21	14 2021-22	15 2022-23	16 2023-24 Actual

	Revenue

1	Personal income tax	7,877	7,631	8,563	9,621	10,537	11,042	11,357	10,763	10,775	11,874	11,244	11,257	13,335	13,925	15,160

2	Corporate income tax	4,754	3,334	3,678	4,756	5,488	5,796	4,195	3,769	3,448	4,871	4,107	3,037	4,718	8,167	7,044

3	Other tax revenue	3,746	3,820	4,099	4,333	4,500	4,598	5,168	5,649	6,538	6,833	5,747	5,285	5,453	4,432	4,543

4	Resource revenue	6,768	8,428	11,636	7,779	9,578	8,948	2,789	3,097	4,980	5,429	5,937	3,091	16,170	25,242	19,287

5	Investment income	3,541	2,486	2,168	2,595	3,423	3,113	2,544	3,698	3,126	2,349	2,828	2,643	3,579	1,334	4,581

6	Premiums, fees and licences	2,857	2,922	2,931	3,184	3,437	3,564	3,574	3,701	3,839	3,911	3,929	4,021	4,520	4,672	5,565

7	Other own-source revenue	4,627	4,903	5,128	5,234	5,412	6,438	5,850	3,637	6,983	6,292	3,360	3,272	8,952	7,008	6,216

8	Total own-source revenue	34,170	33,524	38,203	37,502	42,375	43,499	35,477	34,314	39,689	41,559	37,152	32,605	56,727	64,780	62,396

9	Federal transfers	5,342	5,452	5,192	5,042	7,059	5,982	7,142	7,979	7,606	8,013	9,072	10,532	11,595	11,363	12,336

10	Total Revenue	39,512	38,976	43,395	42,544	49,434	49,481	42,619	42,293	47,295	49,572	46,224	43,137	68,322	76,143	74,732

	Expense by Function

11	Health	14,636	15,393	16,284	17,254	17,967	19,366	20,115	20,687	21,239	21,921	22,408	23,984	25,131	25,486	27,447

12	Basic / advanced education	11,067	11,362	11,951	12,394	12,782	13,103	13,673	14,110	14,471	14,848	14,971	14,134	14,296	15,220	16,359

13	Social services	3,807	4,129	4,278	4,641	4,668	4,548	4,752	5,198	5,592	5,867	6,203	5,919	5,989	7,222	8,035

14	Other program expense	9,834	9,443	9,853	10,528	12,970	11,031	10,375	12,607	13,189	11,866	12,893	13,858	16,686	13,766	16,686

15	Total program expense	39,344	40,327	42,366	44,817	48,387	48,048	48,915	52,602	54,491	54,502	56,475	57,895	62,131	61,694	67,670

16	Debt servicing costs	214	472	509	530	601	722	776	1,018	1,420	1,971	2,235	2,486	2,641	2,829	3,149

17	Pension provisions	430	439	634	296	748	(404)	(630)	(543)	(593)	(190)	(334)	(282)	(365)	(21)	(372)

18	Total Expense	39,988	41,238	43,509	45,643	49,736	48,366	49,061	53,077	55,318	56,283	58,376	60,099	64,407	64,502	70,447

19	Surplus / (Deficit)	(476)	(2,262)	(114)	(3,099)	(302)	1,115	(6,442)	(10,784)	(8,023)	(6,711)	(12,152)	(16,962)	3,915	11,641	4,285

Capital Plan [b]		8,000	7,544	6,884	6,062	5,770	6,181	6,558	6,578	9,021	6,057	5,545	6,896	6,622	5,633	6,300

Statement of Financial Position (at March 31)

20	Heritage / endowment funds	17,077	17,500	17,936	18,176	18,562	18,860	19,262	19,836	20,306	20,700	20,670	21,090	22,176	23,920	25,821

21	Contingency Account	14,983	11,192	7,497	3,326	4,658	6,529	3,625	2,299	1,661	6,342	-	-	-	-	-

22	Other financial assets	30,338	30,799	32,972	34,734	40,039	40,688	40,990	44,152	49,010	48,701	55,711	56,996	55,950	55,570	61,068

23	Taxpayer-supported Capital Plan liabilities	(2,888)	(3,199)	(3,442)	(4,594)	(8,724)	(11,922)	(19,040)	(23,769)	(29,339)	(33,597)	(37,188)	(42,733)	(47,529)	(45,525)	(47,594)

24	Taxpayer-supported operating debt / pre-1992 TPP debt	(2,279)	(2,015)	(1,676)	(1,426)	(1,333)	(1,053)	(1,024)	(10,751)	(19,227)	(29,060)	(36,954)	(50,303)	(45,595)	(33,763)	(34,241)

25	Self-supported debt	(9,300)	(11,010)	(12,707)	(14,116)	(15,775)	(16,592)	(17,373)	(17,822)	(17,848)	(18,134)	(18,066)	(18,398)	(17,028)	(17,596)	(17,715)

26	Total Debt [c]	(14,467)	(16,224)	(17,825)	(20,136)	(25,832)	(29,567)	(37,437)	(52,342)	(66,414)	(80,791)	(92,208)	(111,434)	(110,152)	(96,884)	(99,550)

27	Pension obligations	(9,483)	(9,922)	(10,556)	(10,852)	(11,600)	(11,196)	(10,566)	(10,023)	(9,430)	(9,240)	(8,918)	(8,636)	(8,271)	(8,272)	(7,904)

28	Other liabilities	(11,131)	(11,692)	(11,033)	(10,793)	(12,795)	(12,260)	(11,955)	(12,823)	(14,477)	(13,189)	(15,399)	(17,853)	(16,669)	(19,948)	(20,799)

29	Net Financial Assets / (Debt)	27,317	21,653	18,991	14,455	13,032	13,054	3,919	(8,901)	(19,344)	(27,477)	(40,144)	(59,837)	(56,966)	(45,614)	(41,364)

30	Capital / non-fin. assets (less def. cap. contributions starting 2012-13)	34,217	37,607	40,122	39,517	40,839	42,197	44,623	46,622	49,015	50,744	51,570	54,076	55,053	56,928	57,551

31	Net Assets / (Liabilities) [d]	61,534	59,260	59,113	53,972	53,871	55,251	48,542	37,721	29,671	23,267	11,426	(5,761)	(1,913)	11,314	16,187

Energy prices and exchange rate

32	Oil price (WTI US$/bbl)	70.71	83.38	97.33	92.07	99.05	80.48	45.00	47.93	53.69	62.77	54.85	42.32	77.03	89.69	77.83

33	Heavy oil price (WCS @ Hardisty; Cdn$/bbl)	66.08	66.70	80.72	68.48	80.11	70.78	40.86	44.67	50.38	51.65	53.14	41.42	79.63	90.62	81.67

34	Natural gas price (ARP; Cdn$/GJ)	3.58	3.28	2.98	2.28	3.28	3.51	2.21	2.01	1.82	1.34	1.39	2.10	3.48	4.63	2.07

35	Exchange rate (US¢/Cdn$)	91.90	98.40	100.70	99.90	95.00	88.00	76.50	76.20	78.00	76.30	75.20	75.70	79.80	75.60	74.20
[a]

Numbers are not strictly comparable due to numerous accounting policy changes over time. 2019-20 and 2021-22 expense by function have been re-classified following re-organizations and other adjustments.

[b]

Reflects capital grants and other support included in expense, and capital investment in government-owned assets not included in expense. Capital investment adds to capital assets, which are depreciated over time through amortization expense. Numbers for 2008-09 to 2013-14 are estimates as details required to consolidate SUCH sector capital spending with full accuracy are not readily available.

[c]	Does not include capital lease liabilities, or debt issued on behalf of government business enterprises which is reported on a net equity basis in Other Financial Assets.
[d]

The change in net assets / (debt) year over year does not match the surplus / (deficit) exactly in most years, due to various balance sheet adjustments, most of which are minor. A significant adjustment reducing net assets by $2 billion was made in 2012-13, to recognize the accumulated deferred capital contribution liability when the accounting standard was adopted. 2021-22 opening amounts were restated to reflect adoption of the Asset Retirement Obligation accounting standard. In 2022-23, Financial Instruments and related standards were implemented resulting in unrealized remeasurement gains and losses being included in Net Assets but not in the surplus/deficit.

12	Government of Alberta | Annual Report 2023–2024

Consolidated Financial Statements

Government of Alberta | Annual Report 2023–2024	13

BLANK PAGE

14	Government of Alberta | Annual Report 2023–2024

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF THE PROVINCE OF ALBERTA

Management’s Responsibility for the Consolidated Financial Statements		17

Independent Auditor’s Report		18

Consolidated Statement of Operations		25

Consolidated Statement of Financial Position		26

Consolidated Statement of Remeasurement Gains and Losses		27

Consolidated Statement of Change in Net Debt		28

Consolidated Statement of Cash Flows		29

Notes to the Consolidated Financial Statements

1	Summary of Significant Accounting Policies and Reporting Practices	30

2	Valuation of Financial Assets and Liabilities	40

3	Financial Risk Management	42

4	Budget and Legislative Authority	49

5	Contractual Rights	50

6	Contingent Assets	50

7	Contractual Obligations and Commitments	51

8	Contingent Liabilities	52

9	Trust Funds under Administration	54

10	Comparative Figures	54

Schedules to the Consolidated Financial Statements

1	Revenues	55

2	Revenues by Source by Ministry	56

3	Expenses by Object by Ministry	57

4	Cash and Cash Equivalents	58

5	Accounts Receivable and Advances	58

6	Portfolio Investments	59

7	Endowment Funds	60

8	Equity in Government Business Enterprises	61

9	Loans Receivable	65

10	Derivative Financial Instruments	67

11	Accounts Payable and Other Accrued Liabilities	67

Government of Alberta | Annual Report 2023–24	15

CONSOLIDATED FINANCIAL STATEMENTS

Table of Contents, continued

Schedules to the Consolidated Financial Statements (continued)

12	Asset Retirement Obligations and Environmental Liabilities	68

13	Debt	69

14	Pension Plans and Other Defined Benefit Plans	73

15	Deferred Contributions	80

16	Tangible Capital Assets	81

17	Adjustments to Net Assets/Liabilities - Operating	82

18	Over-expenditure of Spending Authorities	83

19	Listing of Organizations	84

Glossary (Unaudited)		89

16	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

Management’s Responsibility

for the Consolidated Financial Statements

The consolidated financial statements are prepared by the Controller under the general direction of the Deputy Minister of Treasury Board and Finance as authorized by the President of Treasury Board and Minister of Finance pursuant to the Financial Administration Act. The consolidated financial statements are prepared in accordance with Canadian Public Sector Accounting Standards, and of necessity include some amounts that are based on estimates and judgments. As required by the Sustainable Fiscal Planning and Reporting Act, the consolidated financial statements are included in the consolidated annual report of the Province of Alberta that forms part of the Public Accounts.

To fulfill its accounting and reporting responsibilities, management maintains systems of financial management and internal control which give consideration to costs, benefits and risks, and which are designed to:

•

Provide reasonable assurance that transactions are properly authorized, executed in accordance with prescribed legislation and regulations, and properly recorded so as to maintain accountability for public money, and

•	Safeguard the assets and properties of the Province of Alberta under government administration.

Under the Financial Administration Act, deputy heads are responsible for the collection of revenue payable to the Crown, and for making and controlling disbursements with respect to their departments. They are also responsible for prescribing the accounting systems to be used in their departments. In order to meet government accounting and reporting requirements, the Controller obtains information relating to departments, regulated funds, provincial agencies, and Crown-controlled corporations, including schools, universities, colleges, technical institutes, Alberta Health Services and other health entities from ministries as necessary.

The consolidated financial statements are reviewed by the Audit Committee established under the Auditor General Act. The Audit Committee advises the Lieutenant Governor in Council on the scope and results of the Auditor General’s audit of the consolidated financial statements of the Province.

The Auditor General of Alberta provides an independent opinion on the consolidated financial statements. The duties of the Auditor General in that respect are contained in the Auditor General Act.

Annually, the consolidated annual report is tabled in the Legislature as a part of the Public Accounts and is referred to the Standing Committee on Public Accounts of the Legislative Assembly.

Approved by:

Katherine White

Deputy Minister of Treasury Board and Finance

Dan Stadlwieser, CPA, CA

Controller

Edmonton, Alberta

June 18, 2024

Government of Alberta | Annual Report 2023–24	17

CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditor’s Report

To the Members of the Legislative Assembly

Report on the Consolidated Financial Statements

Opinion

I have audited the consolidated financial statements of the Province of Alberta (the Province), which comprise the consolidated statement of financial position as at March 31, 2024, and the consolidated statements of operations, remeasurement gains and losses, change in net debt, and cash flows for the year then ended, and notes and schedules to the consolidated financial statements, including a summary of significant accounting policies.

In my opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Province as at March 31, 2024, and the results of its operations, its remeasurement gains and losses, its changes in net debt, and its cash flows for the year then ended in accordance with Canadian public sector accounting standards (PSAS).

Basis for opinion

I conducted my audit in accordance with Canadian generally accepted auditing standards. My responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of my report. I am independent of the Province in accordance with the ethical requirements that are relevant to my audit of the consolidated financial statements in Canada, and I have fulfilled my other ethical responsibilities in accordance with these requirements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Key audit matters

Key audit matters are those matters that, in my professional judgment, were of most significance in my audit of the Province’s consolidated financial statements for the year ended March 31, 2024. These matters were addressed in the context of my audit of the Province’s consolidated financial statements as a whole, and in forming my opinion thereon, and I do not provide a separate opinion on these key audit matters.

18	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditor’s Report, continued

Key audit matter	How the matter was addressed in the audit

Environmental liabilities

The Province records environmental liabilities for remediation of contamination and reclamation of sites it is directly responsible for or when it has accepted responsibility, and when costs can be reasonably estimated.

Under the Province’s polluter-pay principle, those responsible for contamination of sites are responsible for remediation of the sites. For sites where the Province is directly responsible or accepts responsibility for contaminated sites, it estimates costs of required work and records a liability in the Province’s consolidated financial statements.

As at March 31, 2024, the Province recorded $168 million (2023: $117 million) as environmental liabilities (Schedule 12).

The Province did not record a liability for a significant number of sites because it has not determined responsibility, and/or not determined a remediation or reclamation strategy. Management is at various stages of testing, evaluation and studies to determine the extent of contamination and possible site management options and who would do the work. The Province may need to account for additional environmental liabilities in the future as it completes these activities.

I identified accounting for environmental liabilities as a key audit matter since:

●   there are a significant number of sites where responsibility and/or strategies for remediation Report of the Auditor General-June 2021, or reclamation have not been established.

●   my Report of the Auditor General-June 2021, Processes to Provide information about Government’s Environmental Liabilities describes weaknesses related to the processes to provide information about environmental liabilities.

●   it requires interpretation of environmental law and standards to determine who is responsible to do the work when polluters won’t do the work or no longer exist.

In the context of the audit of the Province’s consolidated financial statements as a whole, audit work to address this matter included:

●   obtaining an understanding of the systems, processes and controls relating to identifying and evaluating contaminated sites.

●   assessing the appropriateness of the methods used to estimate the liability.

●   examining the liabilities recorded for a sample of sites where the Province was directly responsible or had accepted responsibility by reviewing engineering reports and assessing and verifying if management’s estimates and assumptions were reasonable.

●   selecting a sample of sites where management did not record a liability, and reviewing management’s assumptions and explanations and determining that recognition criteria for environmental liabilities had not been met.

●   assessing the appropriateness of the disclosures in the consolidated financial statements against the standards for disclosures required by PSAS.

Government of Alberta | Annual Report 2023–24	19

CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditor’s Report, continued

Key audit matter	How the matter was addressed in the audit

●   it requires expertise to assess the nature and extent of contamination and the work required to remediate and reclaim sites, and then to estimate the costs to do the work.

The consolidated financial statements include the following disclosures:

Note 1– Summary of Significant Accounting Policies and Reporting Practices

Note 8 – Contingent Liabilities

Schedule 12 – Asset Retirement Obligations and Environmental liabilities

Pension liabilities

The Province records pension liabilities relating to several public sector pension plans.

Management estimates pension obligations for each respective pension plan using various assumptions. Key assumptions include salary escalation rates, inflation rates, and discount rates. The valuation of pension liabilities is inherently uncertain and is based on an actuarial extrapolation from the most recent actuarial valuations.

Pension liabilities are also net of the investment balances in the pension plans. Pension plan investment balances include significant allocations to private equity and alternative investment asset classes which are subject to measurement uncertainty.

I identified pension liabilities as a key audit matter given the measurement uncertainty inherent in the determination of the pension liability.

The consolidated financial statements include the following disclosures:

Note 1– Summary of Significant Accounting Policies and Reporting Practices

Schedule 14 – Pension Plans and Other Defined Benefit Plans

In the context of the audit of the Province’s consolidated financial statements as a whole, audit work to address this matter included:

●   examining independent actuaries’ work on the estimate of pension obligations.

●   assessing the actuaries’ qualifications.

●   reviewing management’s method used to estimate pension obligations.

●   assessing the reasonability of the assumptions used in the estimates.

●   testing controls over the completeness and accuracy of data provided to the actuaries.

●   examining the reasonability of the fair values of pension plan investments.

●   assessing the appropriateness of the disclosures in the consolidated financial statements against the standards for disclosures required by PSAS.

Private equities, inflation sensitive and alternative investments

The Province records private equities, inflation sensitive and alternative investments at fair value. Management uses valuation models to estimate the fair value of these investments. At March 31, 2024, the fair value of these investments was $12.2 billion (2023: $12.0 billion).

In the context of the audit of the Province’s consolidated financial statements as a whole, audit work to address this matter included:

●   testing controls over the valuation process, including evidence of review, approval, segregation of duties, and

20	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditor’s Report, continued

Key audit matter	How the matter was addressed in the audit

The valuations of these investments are subject to measurement uncertainty because they are based on valuation models that make use of inputs and assumptions which are not based on observable market data or quoted market prices.

I identified the recording of private equities, inflation sensitive and alternative investments as a key audit matter given that estimated fair values may differ significantly from the value that would have been recorded had readily available market prices existed for these investments.

The consolidated financial statements include the following disclosures:

Note 1– Summary of Significant Accounting Policies and Reporting Practices

Note 2 – Valuation of Financial Assets and Liabilities

Note 3 – Financial Risk Management

Schedule 6 – Portfolio Investments

oversight from management and those charged with governance.

●   agreeing valuations in investment accounting records to recent valuations.

●   assessing the valuators’ qualifications.

●   confirming appropriate valuation models were used consistently between similar asset classes.

●   assessing the quality of management’s support for key assumptions and inputs used in the valuation models.

●   examining management’s process to obtain and consider information obtained subsequent to the valuation date that may provide evidence of conditions that existed at the reporting date.

●   assessing the appropriateness of the disclosures in the consolidated financial statements against the standards for disclosures required by PSAS.

Investments in and toll commitments related to the North West Redwater Partnership (NWRP)

The Province, via Alberta Petroleum Marketing Commission (APMC), has entered into a processing agreement, whereby NWRP will process Crown royalty bitumen, and market the refined products on behalf of APMC. APMC is responsible to supply bitumen and pay 75 per cent of the monthly cost of service toll (including the unconditional debt tolls related to paying NWRP’s debt).

At March 31, 2024, the Province:

●   recorded the total deficit of APMC in equity in government business enterprises on the consolidated statement of financial position. Included in the liabilities of APMC is a provision of $ 1,989 million (2023: $669 million) since it estimated that the unavoidable costs of meeting the obligations under the agreement exceed the economic benefits expected to be received under it.

●   estimated the toll commitments to be approximately $37.3 billion (2023: $40.1 billion).

In the context of the audit of the Province’s consolidated financial statements as a whole, audit work to address this matter included:

●   examining the cash flow model used to assess if the processing agreement represents an onerous contract.

●   assessing the reasonability of inputs and assumptions used in the model.

●   verifying appropriate application of onerous contract accounting.

●   assessing the appropriateness of the disclosures in the consolidated financial statements against the standards for disclosures required by PSAS.

Government of Alberta | Annual Report 2023–24	21

CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditor’s Report, continued

Key audit matter	How the matter was addressed in the audit

I identified the accounting for the investment in NWRP and the toll commitments as a key audit matter since it requires significant judgements and long-term assumptions about future oil prices, inflation rates, and operation of the refinery over its expected life.

The consolidated financial statements include the following disclosures:

Schedule 8 – Equity in Government Business Enterprises

Personal income tax revenue

The Province estimated personal income tax revenues of $15.2 billion (2023: $13.9 billion) for the year ended March 31, 2024, which is subject to measurement uncertainty because tax assessments are finalized after the consolidated financial statements are published. The Province uses an economic model, which contains several inputs and assumptions, such as population growth, personal income growth, and tax elasticity of income to estimate revenues.

I identified the accounting for personal income tax as a key audit matter since it requires significant judgements and several inputs and assumptions to estimate revenues for the reporting period.

The consolidated financial statements include the following disclosures:

Note 1 – Summary of Significant Accounting Policies and Reporting Practices

Schedule 1 – Revenues

In the context of the audit of the Province’s consolidated financial statements as a whole, audit work to address this matter included:

●   examining management’s methodology and economic model used to estimate the personal income tax revenues.

●   assessing the appropriateness and reasonability of the economic assumptions and data used to generate the personal income tax accrual.

●   verifying the mathematical accuracy of the model.

●   assessing management’s processes to review and approve the model and assumptions.

●   assessing the appropriateness of the disclosures in the consolidated financial statements against the standards for disclosures required by PSAS.

Other information

Management is responsible for the other information. The other information comprises the information included in the 2023-24 Final Results Year-end Report and the 2023-2024 Government of Alberta Annual Report, but does not include the consolidated financial statements and my auditor’s report thereon.

My opinion on the consolidated financial statements does not cover the other information identified above and I do not and will not express any form of assurance conclusion thereon.

In connection with my audit of the consolidated financial statements, my responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or my knowledge obtained in the audit, or otherwise appears to be materially misstated.

22	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditor’s Report, continued

The 2023-24 Final Results Year-end Report and the 2023-2024 Government of Alberta Annual Report are expected to be made available to me after the date of my auditor’s report. If, based on the work I will perform on this other information, I conclude that there is a material misstatement of this other information, I am required to communicate the matter to those charged with governance.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Canadian public sector accounting standards, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Province’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless an intention exists to liquidate or to cease operations, or there is no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Province’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

My objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes my opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, I exercise professional judgment and maintain professional skepticism throughout the audit. I also:

●

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for my opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Province’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Province’s ability to continue as a going concern. If I conclude that a material uncertainty exists, I am required to draw attention in my auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify my opinion. My conclusions are based on the audit

Government of Alberta | Annual Report 2023–24	23

CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditor’s Report, continued

evidence obtained up to the date of my auditor’s report. However, future events or conditions may cause the Province to cease to continue as a going concern.
●

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●

Obtain sufficient appropriate audit evidence regarding the financial information of the entities and business activities within the consolidated financial statements, to express an opinion on the consolidated financial statements. I am responsible for the direction, supervision and performance of the group audit. I remain solely responsible for my audit opinion.

I communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that I identify during my audit.

I also provide those charged with governance with a statement that I have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on my independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, I determine those matters that were of most significance in the audit of the Province’s consolidated financial statements of the current period and are therefore the key audit matters. I describe these matters in my auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, I determine that a matter should not be communicated in my auditor’s report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

In accordance with the Auditor General Act, I am responsible to report the independent opinion on the consolidated financial statements of the Province completed by my office.

[Original signed by W. Doug Wylie FCPA, FCMA, ICD.D]

Auditor General

June 18, 2024

Edmonton, Alberta

24	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Operations

Year Ended March 31
	2024		2023
	Budget	Actual	Actual
	In millions
Revenues (Schedules 1 and 2)

Income taxes	$ 19,980	$ 22,204	$ 22,092

Other taxes	5,012	4,543	4,432

Non-renewable resource revenue	18,361	19,287	25,242

Transfers from Government of Canada	12,552	12,336	11,363

Net income from government business enterprises (Schedule 8)	2,727	1,237	2,481

Net investment income	3,154	4,581	1,334

Premiums, fees and licences	5,040	5,565	4,672

Other	3,827	4,979	4,527

	70,653	74,732	76,143

Expenses by function (Schedule 3)

Health	26,681	27,447	25,486

Education	16,033	16,359	15,220

Social services	8,259	8,035	7,222

Agriculture, resource management and economic development	2,654	4,165	3,990

General government	3,527	3,503	3,015

Protection of persons and property	3,632	3,454	2,059

Transportation, communications and utilities	2,465	2,189	2,447

Regional planning and development	1,101	1,095	1,037

Environment	657	652	542

Recreation and culture	481	438	401

Housing	266	333	275

Debt servicing costs (Schedule 13)	2,848	3,149	2,829

Pension recovery (Schedule 14)	(322)	(372)	(21)

	68,282	70,447	64,502

Annual surplus	2,371	4,285	11,641

Net assets/(liabilities) - operating at beginning of year	8,500	8,500	(3,248)

Other adjustments to net assets - operating (Schedule 17)	-	(136)	107
Net assets - operating at end of year	$ 10,871	$ 12,649	$ 8,500

The accompanying notes and schedules are part of these consolidated financial statements.

Government of Alberta | Annual Report 2023–24	25

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

As at March 31
	2024	2023 (Restated) (Schedule 4)
	In millions
Financial assets

Cash and cash equivalents (Schedule 4)	$ 5,461	$ 5,770

Accounts receivable and advances (Schedule 5)	10,651	9,564

Portfolio investments (Schedule 6)

Operating	43,460	36,788

Endowments (Schedule 7)	3,850	3,547

Equity in government business enterprises (Schedule 8)	862	1,846

Loans receivable (Schedule 9)	21,246	20,816

Derivative financial instruments (Schedule 10)	1,299	1,100

Inventories for resale and other	60	59
	86,889	79,490
Liabilities

Accounts payable and other accrued liabilities (Schedule 11)	13,744	13,125

Asset retirement obligations and environmental liabilities (Schedule 12)	2,559	2,404

Debt (Schedule 13)	99,793	97,116

Derivative financial instruments (Schedule 10)	1,833	1,903

Pension liabilities (Schedule 14)	7,904	8,272

Unspent deferred contributions (Schedule 15)	2,420	2,284
	128,253	125,104
Net debt	(41,364)	(45,614)

Non-financial assets

Tangible capital assets (Schedule 16)	60,371	59,337

Prepaid expenses	547	496

Inventories of supplies	441	775

Purchased intangibles and other	156	16
	61,515	60,624

Spent deferred capital contributions (Schedule 15)	3,964	3,696
Net assets	$ 16,187	$ 11,314

Net assets are comprised of:

Net assets - operating	$ 12,649	$ 8,500

Accumulated remeasurement gains	3,538	2,814

Contractual rights, obligations and commitments (Notes 5 and 7)

Contingent assets and liabilities (Notes 6 and 8)

The accompanying notes and schedules are part of these consolidated financial statements.

26	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Remeasurement Gains and Losses

Year Ended March 31
	2024	2023
	In millions

Accumulated remeasurement gains at beginning of year	$2,814	$-

Adjustment on adoption of the financial instruments related standards:

Adjustments to accumulated unrealized gains	-	2,862

Accumulated other comprehensive loss from government business enterprises	-	(78)
Adjusted accumulated remeasurement gains at beginning of year	2,814	2,784

Unrealized gains/(losses) attributable to:

Foreign exchange	(40)	(1,988)

Derivative financial instruments	509	1,300

Portfolio investments

Quoted in an active market	658	72

Designated at fair value	(372)	454

Amounts reclassified to the Consolidated Statement of Operations:

Foreign exchange	215	247

Derivative financial instruments	(218)	(251)

Portfolio investments

Quoted in an active market	(66)	(67)

Designated at fair value	(86)	298

Other comprehensive income/(loss) from government business enterprises (Schedule 8)	124	(35)
Net remeasurement gains for the year	724	30
Accumulated remeasurement gains at end of year	$3,538	$2,814

The accompanying notes and schedules are part of these consolidated financial statements.

Government of Alberta | Annual Report 2023–24	27

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Change in Net Debt

Year Ended March 31
	2024		2023
	Budget	Actual	Actual
	In millions
Annual surplus	$2,371	$4,285	$11,641

Acquisition of tangible capital assets and intangible assets	(5,120)	(4,121)	(3,910)

Additions to public private partnerships, asset retirement obligations, capital leases, donated capital assets and other	(64)	(110)	(203)

10% cash flow adjustment	800	-	-

Amortization of tangible capital assets and purchased intangibles	2,862	2,764	2,666

Net loss on disposal and adjustments of tangible capital assets	-	164	54

Proceeds on sale of tangible capital assets	-	129	70

(Increase)/decrease in inventory of supplies	(126)	334	113

Increase in prepaid expenses	-	(51)	(146)

(Decrease)/increase in spent deferred capital contributions (Schedule 15)	(51)	268	173

Other adjustments to net assets - operating (Schedule 17)	-	(136)	29

Decrease in net debt excluding net remeasurement gains	672	3,526	10,487

Net remeasurement gains	-	724	2,892

Decrease in net debt	672	4,250	13,379

Net debt at beginning of year	(45,614)	(45,614)	(58,993)

Net debt at end of year	$(44,942)	$(41,364)	$(45,614)

The accompanying notes and schedules are part of these consolidated financial statements.

28	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

Year Ended March 31
	2024	2023 (Restated) (Schedule 4)
	In millions
Operating transactions

Annual surplus	$4,285	$11,641

Non-cash items

Amortization of tangible capital assets and purchased intangibles	2,764	2,666

Deferred contributions recognized as revenue	(2,951)	(2,793)

Pension recovery	(372)	(21)

Net Income from government business enterprises	(1,237)	(2,481)

Other non-cash items included in annual surplus	153	809

	2,642	9,821

(Increase)/decrease in accounts receivable and advances, inventories, prepaids and other assets	(1,281)	1,634

Increase/(decrease) in accounts payable and other accrued liabilities	937	(342)

Distribution from government business enterprises	2,332	2,379

Cash provided by operating transactions	4,630	13,492

Capital transactions

Acquisition of tangible capital assets and intangible assets	(4,218)	(4,020)

Proceeds on sale of tangible capital assets	129	70

Cash applied to capital transactions	(4,089)	(3,950)

Investing transactions

Purchases of portfolio investments	(32,163)	(31,387)

Disposals of portfolio investments	25,769	31,894

Loans made	(3,174)	(9,346)

Repayment of loans	2,380	7,871

Cash applied to investing transactions	(7,188)	(968)

Financing transactions

Retirement of direct borrowing	(39,591)	(45,672)

Issuance of direct borrowing	42,624	32,539

Contributions restricted for capital and operations	3,429	2,505

Repayment of liabilities under capital leases and public private partnerships	(124)	(128)

Cash provided by/(applied to) financing transactions	6,338	(10,756)

Decrease in cash and cash equivalents	(309)	(2,182)

Cash and cash equivalents at beginning of year	5,770	7,952

Cash and cash equivalents at end of year	$5,461	$5,770

Supplementary Information

Interest received	$1,082	$691

Interest paid	3,155	2,910

The accompanying notes and schedules are part of these consolidated financial statements.

Government of Alberta | Annual Report 2023–24	29

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND REPORTING PRACTICES

These consolidated financial statements are prepared in accordance with Canadian Public Sector Accounting Standards (PSAS).

(a)	REPORTING ENTITY

The consolidated financial statements of the Province of Alberta (Province) include the accounts of organizations that meet the criteria of control as established under PSAS. The consolidated financial statements also include the accounts of the Office of the Legislative Assembly and Offices of the Legislature.

A list of organizations included in these consolidated financial statements can be found in Schedule 19.

(b)	METHOD OF CONSOLIDATION

The accounts of government sector entities, except those designated as government business enterprises, are consolidated using the line-by-line method. Under this method, accounting policies of the consolidated entities are adjusted to conform to government accounting policies, and the results of each line item in their financial statements (revenue, expense, assets and liabilities) are included in the Province’s results. Revenue, expense, capital, investing and financing transactions, as well as related asset and liability balances between consolidated entities have been eliminated.

Schools and some post-secondary institutions (PSI), government business enterprises and government organizations have year-ends that are other than March 31. The significant transactions of these organizations that have occurred during the period between their year-ends and the Province’s year-end of March 31, 2024, have been recorded in these financial statements.

The accounts of provincial agencies designated as government business enterprises (Schedule 8) are accounted for on the modified equity basis, with the equity being computed based on their results which are prepared in accordance with International Financial Reporting Standards (IFRS). Under the modified equity method, the accounting policies of government business enterprises are not adjusted to conform to those of the government. Inter-entity revenue and expense transactions and related asset and liability balances are not eliminated except for inter-entity gains and losses, which are eliminated on assets and liabilities remaining within the government reporting entity at the financial statement date.

(c)	ADOPTION OF ACCOUNTING STANDARDS

Effective April 1, 2023, the Province adopted PS 3160 Public Private Partnerships (P3), PS 3400 Revenue and PSG-8 Purchased Intangibles prospectively, with the exception of P3 contracts entered prior to April 1, 2023, of which retroactive application is used without restating prior year comparatives. As a result, prior year comparatives are not restated for revenue, purchased intangibles or P3 contracts.

Adoption of PS 3160 Public Private Partnerships

Changes were made to the Consolidated Statement of Financial Position, Statement of Operations, Note 1, Schedule 13, Schedule 16 and Schedule 17, upon adoption of this standard, and reflect the following:

•

The interest rate for calculating P3-related infrastructure assets and liabilities was changed from the Province’s borrowing rate for long-term debt to the implicit contract rate at the time of signing the P3 agreement.

30	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	continued

•

Adjustments made for P3 contracts entered prior to April 1, 2023 are reported in the Statement of Operations under other adjustments to net assets - operating, Schedule 16 and Schedule 17. Accordingly, the reported opening net book value of tangible capital assets has decreased by $415 million and opening P3 liabilities has decreased by $353 million.

Adoption of PS 3400 Revenue

Changes were made to the Consolidated Statement of Operations, Note 1, Schedule 1 and Schedule 2, upon adoption of this standard, and reflect the following:

•

Prior year unearned revenue without performance obligations amounting to $367 million were recognized as premiums, fees and licences revenue in the current fiscal year as a one-time adjustment on adoption as these revenues were previously deferred and amortized over the effective period rather than at a point in time upon issuance. All revenues without performance obligations are recognized in the reporting period the transaction occurred and recognition criteria are met.

•

Revenue from transactions with performance obligations are recognized when the performance obligations are satisfied by providing the promised goods or services to a payor at a point in time or over a period of time depending on the arrangement.

•

Significant disaggregated revenues reported on Schedule 1 with performance obligations include non-renewable resource royalties, premiums, fees, and licenses such as tuition, motor vehicle licenses, and health fees and charges, and other sales, rentals, and services.

•	The Province did not incur transactions or enter into agreements that resulted in significant non-recurring revenue sources or revenues with concessionary terms in this reporting period.

PSG-8 Purchased Intangibles

Purchased intangibles are recognized as non-financial assets in the Consolidated Statement of Financial Position when they meet the asset definition and general recognition criteria. As at March 31, 2024, $140 million has been reported under purchased intangibles and other non- financial assets. Prior to adoption, with the exception of digital learning resources previously included in Tangible Capital Assets (Schedule 16), purchased intangibles were expensed and included in the Consolidated Statement of Operations.

(d)	FUTURE CHANGES IN ACCOUNTING STANDARDS

Effective April 1, 2026, the Province will adopt the new Conceptual Framework for Financial Reporting in the Public Sector (Conceptual Framework) and PS 1202 Financial Statement Presentation. The impact on the consolidated financial statements is currently being assessed.

Conceptual Framework

The Conceptual Framework prescribes the nature, function and limits of financial accounting and reporting. It is the foundation on which PSAS are developed and professional judgment is applied. It will replace the conceptual aspects of PS 1000 Financial Statement Concepts and PS 1100 Financial Statement Objectives.

PS 1202 Financial Statement Presentation

This standard sets out general and specific requirements for the presentation of information in government consolidated financial statements, based on the concepts within the Conceptual Framework.

Government of Alberta | Annual Report 2023–24	31

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	continued

(e)	BASIS OF FINANCIAL REPORTING

All revenues and expenses are reported on the accrual basis of accounting.

Revenues

Revenues from transactions with no performance obligations are recognized at their realizable value when the Province has the authority to claim or retain an inflow of economic resources and identifies a past transaction or event that gives rise to an asset.

Cash received for which goods or services have not been provided by year end is recognized as unearned revenue and reported in accounts payable and other accrued liabilities (Schedule 11).

The provincial tax system is predicated on self-assessment where taxpayers are expected to understand the tax laws and comply with them. This has an impact on the completeness of tax revenues when taxpayers fail to comply with tax laws, such as, the taxpayer does not report all of their income. The Province has implemented systems and controls in order to detect and correct situations where taxpayers are not complying with the various acts it administers. These systems and controls include performing audits of taxpayer records when determined necessary. However, such procedures cannot identify all sources of unreported income or other cases of non-compliance with tax laws. The Province does not estimate the amount of unreported tax.

Tax revenues are reported net of applicable tax concessions. Tax concessions are defined as tax credits that provide relief to taxpayers from taxes previously paid or currently owing.

Tax credits that provide a financial benefit through the tax system but do not change a taxpayer’s tax liability amount are defined as transfers through the tax system and reported as expenses.

Personal income tax is recognized on an accrual basis based on an economic estimate of the various components of personal income tax for the fiscal year. Gross personal income growth for the taxation year is a key component of the estimate for the fiscal year.

Corporate income tax revenue is recognized when installments are received from corporations. A receivable is established for tax assessments that are outstanding. Revenue and tax receivables will be adjusted in the year in which any additional information becomes available from resulting audits, appeals and court decisions. Corporate income tax refunds payable are accrued based primarily on the prior year’s corporate income tax refunds paid on assessments. Corporate income tax receipts from corporations in anticipation of an upward reassessment of Alberta income tax payable are described as corporate income tax receipts in abeyance and recognized as accounts payable and other accrued liabilities.

The Province calculates an allowance for corporate income taxes based on the difference between the actual corporate income tax receivable and the estimate of the collectability. The adjustment to the allowance is recorded as an expense. The adjustment may increase or decrease the allowance as tax receivables are revalued in subsequent years based on resulting audits, appeals and court decisions.

Other taxes are recognized during the period in which the taxable event occurs and when authorized by legislation.

The provincial royalty system is predicated on self-reporting where the petroleum and natural gas industry is expected to understand the relevant energy legislation (statutes and regulations) and comply with them. This has an impact on the completeness of revenue when the petroleum and natural gas industry does not fully meet the legislative requirements, for example, by reporting inaccurate or incomplete production data. The Province has implemented systems and controls in order to detect and correct situations where the petroleum and natural gas industry has not complied with the various acts and regulations the Province administers. These systems and

32	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	continued

controls, based on areas of highest risk, include performing audits of the petroleum and natural gas industry records when determined necessary. The Province does not estimate the effect of misreported revenue. Any impacts on revenue of refiling by industry are recognized in the year of refiling.

Royalty revenues are reported net of expenses incurred by provincial oil and gas royalty reduction programs. These programs aim to encourage industry to produce from wells which otherwise would not be economically productive.

Bitumen royalty is determined based on revenues from production sold by projects less the costs of that production and costs of selling the Crown’s royalty share. Crude oil and natural gas royalties are determined based on monthly production. Revenue is recognized when the resource is produced by the mineral right holders. Revenue from bonuses and sales of Crown leases is recognized when the Crown leases are sold.

Transfers from the Government of Canada (GoC) include grants and entitlements. Grants for capital purposes and donated assets with restrictions for their use are recognized as deferred capital contributions. Grants for operating purposes with stipulations for their use are recognized as deferred operating contributions. Entitlements relate to significant intergovernmental transfers where authorization and eligibility criteria have been met by March 31 and amounts can be reasonably estimated. Entitlements with restrictions for their use that create an obligation are recognized as deferred contributions. Deferred contributions are recognized as revenue in the Consolidated Statement of Operations based on relevant stipulations of the transfer taken together with the actions and communications of the Province. All other grants and entitlements, without stipulations for their use, are recognized as revenue in the Consolidated Statement of Operations when authorized and eligibility criteria, if any, are met.

Endowment contributions, matching contributions and associated investment income allocated for preservation of endowment capital purchasing power are recognized as other revenue in the Consolidated Statement of Operations in the period in which they are received.

Income or expense on derivatives used to manage interest rate exposure of loans is recognized as an adjustment to interest income.

Expenses

Expenses represent the cost of resources consumed during the year on government operations. Expenses include amortization of tangible capital assets, debt servicing costs and expenses incurred in accordance with the terms of approved grant programs. Grants are recognized as expenses when authorized, eligibility criteria, if any, are met, and a reasonable estimate of the amounts can be made.

Pension expenses comprise the cost of pension benefits earned by employees during the year, interest on the Province’s share of the unfunded pension liabilities, and the amortization of deferred adjustments arising from experience gains and losses and changes in actuarial assumptions over the expected average remaining service life of employees. Pension recovery represents the change in pension assets and liabilities. Schedule 14 provides additional information on the components of pension expenses and assets/liabilities.

In the Consolidated Statement of Operations, pension costs of government sector entities which are funded are included in expenses by function, and costs which have not been funded are recognized as pension provisions.

Costs arising from obligations under guarantees and indemnities are recognized as expenses when management determines that the Province will likely be called upon to make payment. The expense represents management’s best estimate of future payments less recoveries.

Government of Alberta | Annual Report 2023–24	33

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	continued

The estimated increase or decrease for the year in accrued employee vacation entitlements is recognized in the related expense function.

Income or expense on derivatives used to manage interest rate or foreign currency exposure of debentures is recognized as an adjustment to debt servicing costs.

Financial Assets

Financial assets are the Province’s financial claims on external organizations and individuals, and government business enterprises, as well as cash and inventories for resale at year-end.

Cash includes deposits in banks and cash-in-transit. Cash equivalents include directly held interest-bearing securities with terms to maturity of primarily less than three months.

Accounts receivable is recognized at the lower of cost or net recoverable value. A valuation allowance is recognized when recovery is uncertain.

Derivatives and portfolio investments quoted in an active market or managed on a fair value basis are recognized at fair value. Portfolio investments held in pooled investment funds (pools) provide exposure to the risks and rewards of ownership associated with the underlying financial instruments in a pool through the ownership of pool units. The pool units are included in the total balance of portfolio investments and recognized in the Consolidated Statement of Financial Position at the market-based fair value that is derived from the fair value of the underlying financial instruments held in the pools. The pools include various financial instruments such as bonds, equities, real estate, derivatives, investment receivables and payables, and cash; valuation methods of investments held by pools are described in Note 2. Unrealized gains and losses of derivatives and investments recognized at fair value are reported in the Consolidated Statement of Remeasurement Gains and Losses, or as deferred contributions for certain endowment funds.

All other portfolio investments are recognized at cost or amortized cost. Discounts or premiums arising on the purchase of fixed income securities are amortized using the effective interest method over the life of the investments. The carrying value of these portfolio investments is net of initial measurements and any write-downs associated with a loss in value that is other than a temporary decline. A write-down of a portfolio investment to reflect a loss in value is not reversed for a subsequent increase in value. Impairment losses are included as an expense in the Consolidated Statement of Operations. The reduced value is deemed to be the new cost of the portfolio investments.

Purchases and dispositions of portfolio investments are recognized on the trade date. Transaction costs incurred for the portfolio investments recognized at fair value are expensed in the year, and for the portfolio investments recognized at cost or amortized cost, transaction costs are included in balances of portfolio investments in the year. Management fees paid are expensed in the year. Realized gains and losses on disposal of investments are included in calculating the net investment income for the year in the Consolidated Statement of Operations.

Portfolio investments restricted for endowments (Schedule 6) are from donors who have placed restrictions on their contributions to the endowment funds, for example, capital preservation. The principal restriction is that the original contribution should be maintained intact in perpetuity. Other restrictions may include spending investment income earned by endowments for specific operational or capital purposes, or capitalizing a certain amount of investment income to maintain and grow the real value of endowments.

Loans are recognized at cost less any discounts and allowance for credit loss. Where there is no longer reasonable assurance of timely collection of the full amount of principal and interest of a loan, a provision for credit loss is made and the carrying amount of the loan is reduced to its estimated realizable amount.

34	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	continued

Inventories for resale representing the Province’s share of royalty oil in feeder and trunk pipelines are recognized at the lower of cost or net realizable value. Other inventories for resale are valued at the lower of cost, determined on a first-in, first-out basis, and estimated net realizable value.

Derivative Financial Instruments

Derivative financial instruments are held directly for hedging purposes to manage specific loan receivable and debt related risks, or indirectly through pooled funds included in portfolio investments. Types of derivative financial instruments and their classification in these financial statements are described further in Schedule 10.

Directly held derivative financial instruments are recorded at fair value in the Consolidated Statement of Financial Position, and changes in fair value are recorded as unrealized gains and losses in the Consolidated Statement of Remeasurement Gains and Losses. When a derivative financial instrument is derecognized, accumulated remeasurement gains or losses are reclassified to the Consolidated Statement of Operations and recognized as interest income or debt servicing costs, based on their intended purpose. All transaction costs are expensed. Derivative instruments held indirectly through investment pools are included in portfolio investments in the Consolidated Statement of Financial Position.

Liabilities

Liabilities represent present obligations of the Province to external organizations and individuals, and government business enterprises, arising from past transactions or events occurring before year-end, the settlement of which is expected to result in the future sacrifice of economic benefits. They are recognized when there is an appropriate basis of measurement and management can reasonably estimate the amount.

Debentures included in debt are recognized at the face value, adjusted for transaction costs, premiums or discounts and underwriting commissions arising from the issuance of debentures amortized over the term of the debenture using the effective interest method. Accrued interest payable on debt is reported separately from the carrying value of the debentures in the Consolidated Statement of Financial Position. Debt servicing costs on debentures include interest, amortization of premiums or discounts, and settlements of derivatives used to manage debt related risks, and are measured using the effective interest method.

Public private partnerships (P3) are legally binding contracts between the Province and one or more public/private/not-for-profit partners for the provision of assets and the delivery of services that allocate responsibilities and business risks among various partners.

The Province accounts for P3 projects in accordance with the substance of the underlying agreements. These agreements are accounted for as follows:

•	The capital asset is valued at cost which represents fair value at the time of signing the P3 agreement;

•	The liability is valued at the net present value of the future payments, discounted using the implicit contract rate at the time of signing the P3 agreement;

•	During construction, the capital asset (classified as work-in-progress) and the corresponding liability are recorded on an estimated percentage of completion basis; and

•	Amortization on a straight-line basis over the estimated useful life commences when the asset is put into service.

Government of Alberta | Annual Report 2023–24	35

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	continued

A liability for an asset retirement obligation is recognized when, as at the financial reporting date:

•	There is a legal obligation to incur retirement costs in relation to a tangible capital asset;

•	The past transaction or event giving rise to the liability has occurred;

•	It is expected that future economic benefits will be given up; and

•	A reasonable estimate of the amount can be made.

Asset retirement obligations are initially measured as of the date the legal obligation was incurred, based on management’s best estimate of the amount required to retire tangible capital assets and may be subsequently remeasured at each financial reporting date taking into account any new information and the appropriateness of assumptions used.

A present value technique is used to determine the amount of the obligation for some of the assets. Where a present value technique is used to measure a liability, the liability is adjusted for the passage of time and is recognized as accretion expense in the Consolidated Statement of Operations. When a present value technique is not used, the asset retirement obligation is valued at current estimated cost to settle or otherwise extinguish the liability.

When a liability for an asset retirement obligation is recognized, asset retirement costs related to recognized tangible capital assets in productive use are capitalized by increasing the carrying amount of the related asset by the same amount as the liability and are amortized over the estimated remaining useful life of the underlying tangible capital asset. Asset retirement costs related to unrecognized tangible capital assets and those not in productive use are expensed.

Environmental liabilities mainly consists of liabilities for contaminated sites which are a result of contamination of a chemical, organic or radioactive material or live organism that exceeds an environmental standard, being introduced into soil, water or sediment.

The Province recognizes environmental liabilities (Schedule 12) when all of the following criteria are met:

•	Environmental standard exists;

•	Contamination exceeds the environmental standard;

•	It is expected that future economic benefits will be given up;

•	A reasonable estimate of the amount can be made; and

•	The Province is directly responsible or accepts responsibility.

Under the polluter-pay principle, those responsible for contamination of sites are responsible for remediation of the sites.

Thus, where the Province is directly responsible for contamination it recognizes a liability when the above criteria are met. The Province is also responsible for any reclamation work, if statutory environmental directors determine that additional reclamation work is required after certain legislative warranty periods in the Environmental Protection and Enhancement Act have expired (referred to as section 142 sites).

In addition, the Province has a mandate, through its various environment and energy regulators, to protect public safety and the environment. The Province may decide to accept responsibility on a case-by-case basis, when statutory environmental directors have assessed risks to people and the environment and concluded that work is needed to protect public safety and the environment when there are no responsible parties to do any required remediation work (referred to as legacy sites).

A provision for future cleanup costs is accrued based on preliminary environmental assessments, or best estimations for those sites where an assessment has not been conducted.

36	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	continued

Schedule 12 includes the liabilities recorded by the Province. Note 8 (e) provides additional information about contingent environmental liabilities where the Province has not recognized environmental liabilities.

The value of pension liabilities and associated changes during the year are based on an actuarial extrapolation of the most recent actuarial valuation. This valuation technique uses the projected benefit method pro-rated on service and management’s best estimate as at the extrapolation date of various economic and non-economic assumptions. Where the Province is a participating employer in the plan, experience gains and losses to the extent of the Province’s employer share are amortized over the estimated average remaining service life of employees. Where the Province has a liability for pre-1992 pension obligations, experience gains or losses are recognized in the year incurred.

Liabilities also include:

•	All financial claims payable by the Province at year-end;

•	Contingent liabilities where future liabilities are likely and the amount can be reasonably estimated;

•	Accrued employee vacation entitlements;

•	Coal phase-out agreement liabilities, included in grants (Schedule 11);

•	Unspent deferred contributions for capital and operating purposes; and

•	Spent deferred capital contributions which are excluded from net debt.

Non-financial Assets

Non-financial assets include tangible capital assets, prepaid expenses, inventories of supplies, purchased intangibles and other non-financial assets.

Tangible capital assets and purchased intangibles with finite lives are valued at cost less accumulated amortization. Land and purchased intangibles with indefinite lives are valued at cost. Cost is the gross amount of consideration given up to acquire an asset and includes all costs directly attributable to acquisition, construction, development, betterment or retirement of the tangible capital asset and intangible assets. Amortization is provided on a straight-line basis over the estimated useful lives of the tangible capital assets (Schedule 16) and purchased intangibles. The annual amortization costs are allocated to the functions of the Province that employ those assets and are reported in the Consolidated Statement of Operations.

Prepaid expenses are recorded at cost and amortized based on the terms of the agreement.

Inventories of supplies are valued at the lower of cost, determined on a weighted average or first-in, first-out basis, and replacement cost.

Other Assets

Intangible assets, collections of historical artifacts, provincial, national and international works of art and tangible capital assets acquired by right and that have not been purchased, such as Crown lands, forests, water and mineral resources, are not recognized in the Consolidated Statement of Financial Position as a reasonable estimate of the amounts involved cannot be made.

Foreign Currency

Foreign currency transactions are translated into Canadian dollars using the average exchange rate for the day. Monetary assets and liabilities denominated in a foreign currency are translated at the year-end rate of exchange . Unrealized gains and losses arising from translation are recognized in the Consolidated Statement of Remeasurement Gains and Losses or as deferred contributions for

Government of Alberta | Annual Report 2023–24	37

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	continued

certain endowment funds, and are reclassified to the Consolidated Statement of Operations when settled.

Measurement Uncertainty

Estimates are used in accruing revenues, expenses, assets and liabilities in circumstances where the actual results are unknown at the time the financial statements are prepared. Uncertainty in the determination of the amount at which an item is recognized in financial statements is known as measurement uncertainty. Such uncertainty exists when there is a variance between the recognized amount and another reasonably possible amount, whenever estimates are used. Measurement uncertainty that is material to these financial statements exists in the accrual of personal and corporate income taxes; royalties derived from non-renewable resources; health transfers; private equities, inflation sensitive and alternative investments; loans receivable; asset retirement obligations; environmental liabilities; and pension liabilities.

Personal income tax revenue (Schedule 1) of $15,160 million (2023: $13,925 million) is subject to measurement uncertainty primarily due to the absence of final tax assessment data, and consequent reliance on economic estimates of population growth, personal income growth, and the tax elasticity of income. Personal income growth is inherently difficult to estimate due to subsequent revisions to personal income data. The current fiscal year estimate of primary household income growth used in determining personal income tax is 7.2% for 2023 calendar year and 6.7% for 2024 calendar year (the 2023 estimate was 8.8% for 2022 calendar year and 5.9% for 2023 calendar year). This includes the effects of changes in taxable government transfers to individuals on total taxable income. Based on the last 10-years of historical data, excluding 2022-23 as the 2023 tax year is still open, there is an uncertainty of plus or minus $418 million (2023: $372 million) in the personal income tax revenue estimate. The estimation period has been revised from the prior year. As a result, the 2023 amount has been adjusted.

Corporate income tax revenue (Schedule 1) of $6,882 million (2023: $8,103 million), the related accounts receivable (Schedule 5) of $1,458 million (2023: $1,408 million) and refunds payable (Schedule 11) of $648 million (2023: $496 million) are subject to measurement uncertainty due to estimates of amounts not yet assessed based on cash received as well as taxpayer objections to assessed taxes (Note 8). Estimates are based on cash received from tax installments, payments with a filed return, current year refunds paid, and amounts assessed where payment has not yet been received. The methodology of calculating the refund liability estimate is back tested and the estimate is revised as necessary. Based on historical data, the reasonable range for measurement uncertainty is from negative $39 million to positive $263 million (2023: negative $35 million to positive $263 million). Final assessed taxes may differ from original estimates due to reassessments in subsequent years. The impact of future reassessments cannot reasonably be determined. The amounts included in the corporate income tax accounts receivable are evaluated for collectability annually. A valuation allowance of $373 million (2023: $331 million) is the reduction to receivables to determine the estimated net recoverable amount. The methodology to calculate the allowance is back tested and revised as required.

Bitumen royalty of $14,518 million (2023: $16,879 million) and natural gas and by-products revenue (Schedule 1) of $1,057 million (2023: $3,595 million) are subject to measurement uncertainty. For projects from which bitumen royalty is paid and where the project has reached payout, the royalty rate used to determine the royalties is based on the average price of West Texas Intermediate (WTI) crude oil in Canadian dollars for the calendar year. Royalties are based on 25% to 40% of net revenue or 1% to 9% of gross revenue, whichever is higher. Royalty rates will start at 25% of net profits or 1% of gross revenue when oil is priced at $55 per barrel or less, and increase to a maximum of 40% of net profits or 9% of gross revenue when oil is priced at $120 or more. Payout is defined at the first date at which the cumulative revenue of a project

38	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	continued

first equals the cumulative cost of the project. Natural gas and by-products royalty is calculated based on allowable costs incurred by the royalty payers and production volumes that are reported to the Province by royalty payers. Industry may modify their royalty and gas cost allowance for non-statute barred years. The Province estimates what the costs, volumes and royalty rates for the fiscal year should be based on statistical analysis of industry data. Based on historical data, changes to natural gas and by-products revenues resulted from a $29 million increase (2023: $27 million increase) in the refiling adjustments.

The fair value of private equities, inflation sensitive and alternative investments (Schedule 6) of $12,244 million (2023: $12,002 million) is subject to measurement uncertainty as the fair value may differ significantly from the values that would have been used had a ready market for these investments existed.

Loans receivable (Schedule 9) relating to net student loans receivable of $4,640 million (2023: $4,100 million) made under the authority of the Student Financial Assistance Act is subject to measurement uncertainty. Allowances totaling $907 million (2023: $739 million) have been recognized for impaired loans, loan subsidies, and repayment assistance. The Province has made certain estimates in the following areas:

•	Recovery and default rates in the determination of the allowance for impaired loans;

•

Blended student lending rate; the annual average provincial borrowing rate; the average repayment period, default rate, and repayment assistance rate in the determination of the allowance for loan subsidy; and

•	Future loan amounts approved for repayment assistance and loan forgiveness rates in the determination of the allowance for repayment assistance.

The revenues and accounts receivable include estimated fund credits for Technology Innovation and Emissions Reduction (TIER) of $803 million (2023: $788 million). The revenue for this period (Schedule 1) is $907 million (2023: $764 million). The minimum revenue that could occur if compliance credits are fully utilized is $392 million (2023: $376 million) while the maximum revenue could be $2,519 million (2023: $1,179 million) if compliance credits are not utilized.

There is measurement uncertainty related to asset retirement obligations as it involves estimates in determining settlement amount, discount rates and timing of settlement. Changes to any of these estimates and assumptions may result in change to the obligation.

Estimates of liabilities for contaminated sites are subject to measurement uncertainty because the existence and extent of contamination, the responsibility for cleanup, and the timing and cost of remediation cannot be reasonably estimated in all circumstances. The degree of measurement uncertainty cannot be reasonably determined.

Pension liabilities (Schedule 14) of $7,904 million (2023: $8,272 million) are subject to measurement uncertainty because the actual experience of a plan may differ significantly from assumptions used in the calculation of the pension liabilities.

Some of the government organizations have year-ends that are other than March 31. The accounts of these organizations are consolidated based on the results of their latest financial year-end. Estimation of transactions for the period between their year-ends and March 31 is therefore subject to measurement uncertainty.

While best estimates have been used for reporting items subject to measurement uncertainty, management considers that it is possible, based on existing knowledge, that changes in future conditions in the near term could require a material change in the recognized amounts. Near term is defined as a period of time not to exceed one year from the date of the financial statements.

Government of Alberta | Annual Report 2023–24	39

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	continued

Segment Disclosure

Segment information reflects the existing accountability framework for government and the way in which operations are managed. Inter-segment transfers are measured at carrying value. Segment information is reported in Schedules 1, 2, 3, 8 and 16 and is based on accountability, budgetary practices and governance relationships within the Province. Additional information is provided in ministry and other entity annual reports.

NOTE 2	VALUATION OF FINANCIAL ASSETS AND LIABILITIES

The Province’s financial assets and liabilities are measured as follows:

Financial Statement Component	Measurement

Cash and cash equivalents	Cost / Carrying value

Accounts receivable and advances	Lower of cost or net recoverable value

Portfolio investments	Fair value and cost or amortized cost

Loans receivable	Lower of cost or net recoverable value

Inventories for resale	Lower of cost or net realizable value

Derivative financial instruments	Fair value

Accounts payable and other accrued liabilities	Cost / Carrying value

Direct borrowing	Amortized cost

The methods used to determine the fair values of portfolio investments (Schedule 6) are as follows:

•

Interest-bearing securities: Public interest-bearing securities are valued at the year-end closing sale price or the average of the latest bid and ask prices quoted by an independent securities valuation company. Private mortgages are valued based on the net present value of future cash flows discounted using appropriate interest rate premiums over similar GoC benchmark bonds trading in the market . Private debt and loans are valued similar to private mortgages.

•

Equities: Public equities are valued at the year-end closing sale price or the average of the latest bid and ask prices quoted by an independent securities valuation company. The fair value of hedge fund investments is estimated by external managers. The fair value of private equities is estimated by managers or general partners of private equity funds, pools and limited partnerships. Valuation methods for private equities may encompass a broad range of approaches. The cost approach is used to value companies without either profits or cash flows. Established private companies are valued using the fair market value approach reflecting conventional valuation methods including discounted cash flows and earnings multiple analysis.

•

Inflation sensitive and alternative investments: The estimated fair value of private real estate investments is reported at the most recent appraised value, net of any liabilities against the real property. Real estate properties are appraised annually by qualified external real estate appraisers. Appraisers use a combination of methods to determine fair value including replacement cost, direct comparison, direct capitalization of earnings and discounted cash flows. The fair value of renewable resources investments is appraised annually by independent third-party evaluators. Infrastructure investments are valued similar to private equity investments.

40	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	continued

•

Strategic, tactical and currency investments: The estimated fair value of infrastructure investments held in emerging market countries are valued similar to private equities. For tactical asset allocations, investments in derivative financial instruments provide overweight or underweight exposure to global equity and bond markets, including emerging markets. Currency investments consist of directly held currency forward and spot contracts.

•

Portfolio investments have indirect exposure to repurchase agreements through pooled funds, the carrying value of which is a component in the determination of net fair value of investments within the pools.

The fair value of derivative financial instrument assets and liabilities (Schedule 10) relating to direct borrowing, loans receivable and portfolio investments at the reporting date is determined by the following methods:

•	Equity and bond index swaps are valued based on changes in the appropriate market-based index net of accrued floating rate interest.

•	Equity index and interest rate future contracts are valued based on quoted market prices.

•	Forward foreign exchange contracts are valued based on differences between contractual foreign exchange rates and foreign exchange forward rates.

•	Interest rate swaps and cross currency interest rate swaps are valued based on discounted cash flows using current market yields and exchange rates.

•	Credit default swaps are valued based on discounted cash flows using current market yields and calculated default probabilities.

•	Options to enter into interest rate swap contracts are valued based on discounted cash flows using current market yields and volatility parameters which measure change in the underlying swap.

•	Warrants and rights are valued at the year-end closing sale price or the average of the latest bid and ask prices quoted by an independent securities valuation company.

The fair value of derivative financial instruments represents the amount that the Province would receive (positive fair value) or pay (negative fair value) in the event contracts were terminated at year-end.

The quality and reliability of information used to estimate the fair value is classified according to the following fair value hierarchy with Level 1 being the highest quality and reliability:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities traded in active markets.

Level 2: Valuation methods that make use of inputs, other than quoted prices included within Level 1, that are observable by market participation either directly through quoted prices for similar but not identical assets or indirectly through observable market information used in valuation models.

Level 3: Valuation methods where inputs that are based on non-observable market data have a significant impact on the valuation.

Government of Alberta | Annual Report 2023–24	41

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	FINANCIAL RISK MANAGEMENT

The Province is exposed to the risks below, which may arise from both financial assets and financial liabilities. These financial risks include credit risk, market risk (comprised of currency risk, interest rate risk and price risk), liquidity risk and other financial risk. Identification and management of these risks are important to the fiscal health of the Province, and are governed by prescriptive mandates, policies and legislative guidance. Changes associated with sensitivities to the risks disclosed in this note would be reflected in the Consolidated Statement of Remeasurement Gains and Losses. Sensitivity changes that impact realized revenues or expenses would be reflected in the Consolidated Statement of Operations.

(a)	FINANCIAL ASSETS

A large percentage of the Province’s financial assets are in the Alberta Heritage Savings Trust Fund (AHSTF). The objective is to invest in a diversified portfolio to maximize long-term returns at an acceptable level of risk. Investments in the Alberta Heritage Foundation for the Medical Research Endowment Fund, the Alberta Heritage Scholarship Fund and the Alberta Heritage Science and Engineering Research Endowment Fund are managed to provide income, which can be used by the funds to fulfill their respective mandates for the purpose of making grants to students and to researchers in the fields of medicine, science and engineering.

In order to earn the best possible return at an acceptable level of risk, the Province has established policies for the asset mix of its investment portfolios through fund-specific statements of investment policies and goals/guidelines (SIP&Gs). The purpose of the SIP&Gs is to ensure funds are invested and managed in a prudent manner in accordance with current accepted governance practices incorporating an appropriate level of risk. The Province reduces its investment risk by holding many different types of assets, investing in securities from various governments and companies in different industries and countries, having quality constraints on fixed income instruments, and restricting amounts exposed to countries designated as emerging markets. Forward foreign exchange contracts may be used to manage currency exposure in connection with securities purchased in a foreign currency.

(b)	DEBT MANAGEMENT

The majority of the Province’s non-derivative financial obligations relate to debt. The objective of the Province’s debt management activity is to raise funding for the Province and its agencies in a cost-effective manner, while ensuring that interest and principal for borrowed funds can be repaid as scheduled. The Province’s debt management goals include:

•	ensuring sufficient liquidity to meet the Province’s financial commitments and withstand market disruptions;

•	providing stable and low-cost funding for the Province;

•	maintaining access to both domestic and global debt markets to provide financing and liquidity for the Province; and

•	strategically structuring the debt portfolio to allow for prudent management of maturities and refinancing.

(c)	CREDIT RISK

The Province is primarily exposed to credit risk in the form of default risk, which is the risk that borrowers or counterparties to derivative contracts default on their payment obligations, and to a lesser extent downgrade risk, which is the risk of decline in value of debt security investments due to a credit downgrade of the issuer.

42	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	continued

Loans Receivable

The following loans receivable are the most significant to the Province and represent where most of the concentration of credit risk resides within loans receivable.

Loans under the Local Authorities Capital Financing Act

The Province has policies in place to provide for the approval and monitoring of all lending activity, which includes establishing clear lines of authority for decision making and accountability. The Province also maintains a loan portfolio consisting of several different borrower categories, each with their own source of security to ensure repayment. The major categories of borrowers are as follows:

•

Cities, towns, villages, specialized municipalities, counties, municipal districts, irrigation districts, and regional services commissions account for a majority of loan assets held by the Province. This borrower category is regulated by the Municipal Government Act, which stipulates specific debt limits and debt servicing limits. The aforementioned group of borrowers is required to agree to raise and levy taxes and/or fees in an amount sufficient to pay their indebtedness to the Province as per the signed master loan agreements. Borrowers within 25% of their debt or debt service limit must include credit review documentation with applications, which includes 3 years audited financial statements and 3-5 years operating and capital budgets. Borrowers exceeding their regulated debt or debt service limit must obtain approval from the Minister of Municipal Affairs to incur additional debt.

•	Regional airport authorities utilize airport improvement fees to ensure repayment of existing loans. Security is also taken in the form of adequate land registration.

Under the Local Authorities Capital Financing Act, there are two borrowers with loan portfolios comprising 56.1% of the total loans made under this act (2023: two loans comprising 56.0% of the total loans made under this act).

For the year ended March 31, 2024, all loans were performing in accordance with related terms and conditions and none were in arrears. One loan has been considered impaired and a valuation allowance recorded. Further details of the loans receivable made under the Local Authorities Capital Financing Act can be found in Schedule 9.

Loans under the Student Financial Assistance Act

There is credit risk associated with loans made under the Student Financial Assistance Act. To manage this risk, student loans are capped at $8,500 per term and a lifetime limit of $85,000. Default payments are assigned to Crown Debt Collections, and the borrower is registered with a Canada Revenue Agency setoff program to redirect tax returns and other government credits to repayment of the loan. The Province assesses its loan receivables balance and its ability to collect on an annual basis. Further details of the loans receivable made under the Student Financial Assistance Act can be found in Schedule 9.

Loans under the Agriculture Financial Services Act

Security requirements for a loan or guarantee made under the Agriculture Financial Services Act depend on the risk involved in each individual operation. Adequate security is required for new and emerging businesses as well as for enterprises needing specialized or customized equipment. To mitigate credit risk, loan accounts are continually monitored to ensure prompt response to any financial difficulties customers may encounter.

Details of the loans receivable under the Agriculture Financial Services Act are outlined in Schedule 9. The majority of the loans receivable under this act are from the grain and oilseeds, as well as, livestock sector.

Government of Alberta | Annual Report 2023–24	43

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	continued

Counterparty Default Risk - Derivative Financial Instruments

The Province enters into derivative financial instruments, both directly and indirectly through investment pools, to manage risk arising from financial assets and liabilities. The counterparties to these contracts often have obligations to the Province based on movements in value of the underlying asset, index, or rate.

The Province has strict guidelines and strategies when entering directly into derivative financial instruments with counterparties which serve to mitigate default risk. To be an approved derivatives counterparty of the Province, a counterparty must have an International Swaps and Derivatives Association Master Agreement signed with the Province with no active events of default or termination and two or more investment grade long-term senior unsecured ratings (minimum A-/A3/A(low)) assigned by at least two reputable credit rating agencies. In addition, new derivative trades shall be transacted with an approved counterparty if the total market exposure of all existing derivative trades between the counterparty and the Province is within the assigned Current Exposure Limit and Term Limit (based on counterparty credit rating and credit support annex (CSA) status). Where prudent, collateral agreements (such as CSAs) shall be negotiated with financial counterparties to reduce the Province’s exposure to a particular counterparty.

The Province’s maximum credit exposure is the amount of loss that would occur if all counterparties to contracts in a net favorable position were to default at once.

	Directly held		Indirectly held

	Number of counterparties	2024	Number of counterparties	2024
	In millions

Contracts in net favourable position

(current credit exposure)	2	$50	102	$240

Contracts in net unfavourable position	6	(584)	9	(16)

Net fair value of derivative financial instruments		$(534)		$224

	Directly held		Indirectly held

	Number of counterparties	2023	Number of counterparties	2023
	In millions

Contracts in net favourable position

(current credit exposure)	5	$60	150	$121

Contracts in net unfavourable position	5	(863)	12	(105)

Net fair value of derivative financial instruments		$(803)		$16

As at March 31, 2024, cash collateral for directly held derivative financial instruments pledged (Schedule 5) and received (Schedule 11), respectively, totaled $134 million and $79 million (2023: $221 million and $74 million). Cash and non-cash collateral for indirectly held derivative financial instruments pledged and received, respectively, totaled $221 million and $nil (2023: $242 million and $nil).

Credit Downgrade Risk

The Province holds, in its investment portfolio, debt securities whose value can be impacted by credit rating. Downgrade risk can generate losses when issuers of debt securities are downgraded by the debt securities’ credit rating agencies, leading to a fall in the fair value of the debt securities.

44	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	continued

The credit quality of financial assets is generally assessed by reference to external credit ratings. The credit rating of a debt security may be impacted by the overall credit rating of the counterparty, the seniority of the debt issue, bond covenants, maturity distribution and other factors. The majority of investments in debt securities have credit ratings considered to be investment grade. Unrated debt securities consist primarily of private mortgages, private debt and loan placements.

The table below summarizes the Province’s investment in debt securities by credit rating:

	2024	2023

	%	%

		(Restated)
Credit Rating		(Schedule 4)

Investment Grade (AAA to BBB)	86	84

BB+ or lower	2	1

Unrated	12	15

Total	100	100

(d)	MARKET RISK

The objective of market risk management is to manage and control market risk exposures within acceptable parameters set in various policies while optimizing the Province’s fiscal position.

Interest Rate Risk

The Province is exposed to interest rate risk associated with:

•

Interest-bearing securities held in portfolio investments: A rise in interest rates will typically mean a drop in fair value (and vice versa), with longer-term interest bearing securities being more sensitive to interest rate changes than shorter-term bonds. If interest rates increased by 1.0%, and all other variables were held constant, there would be a potential unrealized loss of $405 million (2023: $375 million), or approximately 0.9% (2023: 0.9%) of total investments. This rate change would also result in a potential gain/(loss) in investment income over the next 12 months, based on investments held as at the reporting date, of approximately $8 million (2023: $nil).

•

Loans under the Local Authorities Capital Financing Act and related direct borrowing: Interest rate risk arises when debt issued to fund loans made under the Local Authorities Capital Financing Act does not match the term and rate of those loans. The Province manages this risk by swapping its fixed rate interest to floating rates (receive floating/pay fixed for loan interest income; pay floating/receive fixed for debt interest expense) so that movements in market interest rates are counterbalanced by offsetting revenue and expense streams.

Since derivatives are utilized for risk management purposes, it is not the practice of the Province to terminate derivative financial instruments before maturity and realize gains or losses on early terminations. On occasion, borrowers under the Local Authorities Capital Financing Act will prepay loans which have swap contracts attached to them. The borrower is required to pay a penalty which serves to offset the Province’s cost to unwind the associated swap.

Government of Alberta | Annual Report 2023–24	45

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	continued

The table below shows maturities and cash inflows and outflows of the Province’s interest rate swaps:

	2025	2026-2030	2031 and after	Total

	In millions

Canadian dollar interest rate swaps

Interest outflows	$(734)	$(2,501)	$(2,244)	$(5,479)

Interest inflows	857	2,731	2,678	6,266

Cross-currency interest rate swaps (a)

Principal outflows	-	(3,140)	(619)	(3,759)

Principal inflows	-	3,045	636	3,681

Interest outflows	(221)	(3,474)	(1,052)	(4,747)

Interest inflows	57	3,168	739	3,964

Net cash (outflows)/inflows	$(41)	$(171)	$138	$(74)

(a)

Canadian dollar equivalent, converted at the year-end rate of exchange for each currency. Currency includes US dollar, Swedish Kronor, Euro and Australian dollar. Future floating legs paid/received are assumed to be at the year-end rate of exchange.

Fluctuations in interest rates will impact the Province’s interest income and debt servicing costs, as the Province accounts for net expense on loan swaps (pay fixed/receive floating) as a component of interest income and accounts for net expense on debt swaps (pay floating/receive fixed) as a component of debt servicing costs. Sensitivity to these fluctuations can be represented by the outstanding notional amounts of the debt and loan swaps. The interest sensitivity arises due to the floating leg of the interest rate swap.

A 1.0% increase/(decrease) in interest rates, other variables held constant, would result in an increase/(decrease) to debt servicing cost of $58 million (2023: $59 million), and an increase/ (decrease) in interest income of $70 million (2023: $76 million).

•

Loans under the Student Financial Assistance Act: Interest income is affected by the fluctuation and degree of volatility in interest rates. Interest free grace period on repayments of student loans has been extended from six months to one year beginning July 1, 2023. In addition, since July 1, 2023, interest rates charged on student loans has been reduced from the prime lending rate plus 1.0% to the prime lending rate. Both interest rates and prime lending rates are monitored and compared to other jurisdictions and adjusted accordingly. If interest rate increased/(decreased) by 1.0%, there would be an increase/(decrease) to loan interest revenue by $13 million (2023: $16 million). Further details of the loans receivable under the Student Financial Assistance Act are outlined in Schedule 9.

•

Loans under the Agriculture Financial Services Act: These consist of loans with interest rates fixed either until maturity date or for a term with a renewable option. In prior years, customers were allowed to prepay their loans without any prepayment penalties. On most new loans, customers can pay a maximum of 25% of the loan balance without prepayment penalty. In the normal course of business, loan customers prepay their loans in part or in full prior to the contractual maturity date. Impact of interest rate changes on performance of loan portfolio and cash flows could be significant as a result of changes in market interest rates and borrower’s repayment preferences. Further details of the loans receivable under the Agriculture Financial Services Act are outlined in Schedule 9.

46	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	continued

Foreign Currency Risk

The Province’s most significant exposure to foreign currency risk arises from:

•	Underlying securities held in pooled investment funds and other investments that are denominated in currencies other than the Canadian dollar; and

•	Issuance of debt in foreign currency.

Investment Foreign Currency Risks

The Province is exposed to foreign currency risk associated with the underlying securities held in the pools and other investments that are denominated in currencies other than the Canadian dollar. Fluctuations in the relative value of the Canadian dollar against these foreign currencies can result in a positive or negative effect on the fair value of investments. Approximately 29.3% (2023: 32.3%) of the Province’s investments, or $13,850 million (2023: $13,041 million), are exposed to foreign currency risk, with the largest foreign currency exposure being to the US dollar, 19.3% (2023: 20.3%) and the Euro, 2.8% (2023: 3.4%). If the value of the Canadian dollar increased by 10% against all other currencies, and all other variables were held constant, there would be a potential unrealized loss of $1,383 million (2023: $1,304 million), or approximately 2.9% (2023: 3.2%) of total investments. This value change would also result in a potential loss in investment income over the next 12 months, based on investments held as at the reporting date, of approximately $47 million (2023: $39 million).

The following table summarizes the Province’s exposure to foreign currency investments related to unrealized gains and losses:

	2024		2023

	Carrying value	Sensitivity - 10%	Carrying value	Sensitivity - 10%
	(CAD)	Increase (CAD)	(CAD)	Increase (CAD)
	In millions		In millions

US dollars	$9,146	$(915)	$8,191	$(819)

Euros	1,306	(131)	1,353	(135)

British pounds	905	(90)	923	(92)

Japanese yen	512	(51)	525	(53)

Other foreign currency	1,981	(198)	2,049	(205)

Total foreign currency investments	$13,850	$(1,385)	$13,041	$(1,304)

Debt Foreign Currency Risks

The Province is also exposed to foreign currency risk through issuance of debt in foreign currency. If left unhedged, the cost of repaying and servicing foreign currency debt will vary with changes in the value of the Canadian dollar relative to other currencies. This has the potential to significantly increase the cost of making interest and principal payments.

A 10% increase in the strength of the Canadian dollar versus all other currencies, other variables held constant, would result in a decrease to the carrying value of debt of $3,060 million (2023: $3,252 million) and a decrease in the fair value of derivatives of $2,150 million (2023: $2,295 million). A 10% decrease in the strength of the Canadian dollar would result in an increase in the carrying value of debt of $3,739 million (2023: $3,975 million) and an increase in the fair value of derivatives of $2,628 million (2023: $2,783 million).

The Province uses cross-currency swaps to hedge against the fluctuations in foreign currency by matching all critical terms of foreign currency term debt and locking in the exchange rate, thus providing consistent Canadian dollar equivalent cash flows throughout the term of the contract. At each interest payment date and at maturity of a foreign currency bond, the Province will pay

Government of Alberta | Annual Report 2023–24	47

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	continued

Canadian dollars at a fixed rate and receive a fixed amount in foreign currency. Currency forwards lock in future exchange rates for short-term borrowing in the US Commercial Paper market.

The carrying value of foreign currency debt in the Consolidated Statement of Financial Position is impacted by fluctuations in foreign exchange rates, and correspondingly the carrying value of foreign currency derivatives is also impacted. Throughout the life of a foreign currency bond and associated derivative, these impacts are not perfectly offsetting due to other factors and create volatility in the Consolidated Statement of Financial Position and in the Consolidated Statement of Remeasurement Gains and Losses, despite a perfect functioning hedging relationship. This volatility is never realized in the Consolidated Statement of Operations as hedging derivatives are not terminated prior to maturity. Change in the foreign debt due to foreign currency fluctuation is equal to the change in carrying value of the associated derivative immediately prior to maturity.

The table below shows maturities and cash inflows and outflows of the Province’s foreign currency swaps and currency forwards:

Derivative Type	2025	2026-2030	2031 and after	Total

	In millions

Currency forwards (a)

Principal outflows	$(1,791)	$-	$-	$(1,791)

Principal inflows	1,799	-	-	1,799

Cross-currency swaps (b)

Principal outflows	$(2,965)	$(10,995)	$(5,739)	$(19,699)

Principal inflows	3,049	10,734	5,696	19,479

Interest outflows	(3,467)	(12,182)	(6,496)	(22,145)

Interest inflows	3,383	11,716	6,318	21,417

Net cash inflows/(outflows)	$8	$(727)	$(221)	$(940)

(a)	Canadian dollar equivalent, converted at the year-end rate of exchange for each currency. Currency forwards are used for US dollar transactions only.

(b)

Excludes cross-currency interest rate swaps, whose maturity and cash flow profile are disclosed in the previous table for Interest Rate Risk. Canadian dollar equivalent, converted at the year-end rate of exchange for each currency. Currencies include US dollars, Swedish kronor, Euros, Australian dollars, South African rand, New Zealand dollars, and Swiss francs. Future floating legs paid/received are assumed to be at the year-end rate of exchange.

Price Risk

The Province is exposed to price risk associated with equities held in portfolio investments. Price risk is managed through diversification of asset class allocations and security selection within equity products. If equity market indices were to decline by 10%, and all other variables were held constant, there would be a potential unrealized loss of $2,230 million (2023: $1,961 million) or 4.7% (2023: 4.9%) of total investments. This indices change would also result in a potential loss in investment income over the next 12 months, based on investments held as at the reporting date, of approximately $507 million (2023: $509 million).

(e)	LIQUIDITY RISK

The Province takes active approaches to address liquidity risk through borrowing strategy, cash flow forecasting and modelling, cash reserves and pooling, credit facilities, use of derivative financial instruments and other strategies.

48	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	continued

Cash pooling through the Consolidated Liquidity Solution (CLS) helps the Province manage liquidity risk by pooling surplus cash and providing greater access to surplus cash reserves. In the event the Province has a liquidity shortfall, surplus cash in the CLS can provide funding to cover the shortfall, reducing the risk of default or missed payments and reducing overall cost of borrowing.

The Province also maintains cash reserves that are reported under the deposit and short-term securities included in portfolio investments (Schedule 6) to ensure funds are available in the event it is unable to access the capital markets in a timely manner and at a reasonable cost, as well as sets aside sufficient funds to retire maturing debt. These funds are investment-grade, highly liquid short-term investments managed for liquidity and effective cash management.

In addition, the Province maintains credit and overdraft facilities to fund its obligations and operational needs when there is a cash flow timing mismatch. The Province expects to meet its obligations from operating cash flows, results of bond issuances, and proceeds of maturing financial assets.

Accounts payable and other accrued liabilities are primarily short-term in nature and due within a year. Liabilities from coal phase-out agreements totaling $610 million (2023: $687 million), included in grants payable (Schedule 11), relate to payments that will be made by the Province for the next seven years to phase out coal usage. They are repayable as follows: less than one year - $80 million; one to five years - $343 million; five years and thereafter - $187 million. Maturities for direct borrowing are disclosed in Schedule 13.

(f)	OTHER FINANCIAL RISK

Refinancing Risk

The orderly retirement of future debt obligations without incurring undue refinancing risk is important both in terms of managing future interest costs and accessing required funding in future years. To this end, the Province will use its best efforts to smooth out short-term debt maturities from less than one year to greater than 30 years. The Province’s Debt Management Policy ensures that no more than 15% of its total outstanding term debt (including term debt borrowed and lent to provincial corporations), based on par value, matures in any 12-month period. The use of short-term debt increases the amount of interest rate risk as it requires more frequent refinancing and resetting of interest rates. However, short-term debt does typically provide an opportunity to lower overall interest costs, to capitalize on periods of low interest rates and to repay outstanding debt more quickly should excess funds be available. The Province also identifies bond buy-back opportunities, whereby short-term borrowing or excess cash can be used to buy back outstanding term debt, thus reducing refinancing risk and future liquidity risk.

NOTE 4	BUDGET AND LEGISLATIVE AUTHORITY

The Province’s Fiscal Plan is prepared in accordance with the Sustainable Fiscal Planning and Reporting Act consistent with the scope and accounting policies used in the Province’s consolidated financial statements. The Fiscal Plan documents, which describe the Province’s budget for the 2024 fiscal year, were tabled in the Legislature on February 28, 2023.

Government of Alberta | Annual Report 2023–24	49

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5	CONTRACTUAL RIGHTS

Contractual rights are rights of the Province to economic resources arising from contracts or agreements that will result in both assets and revenues in the future when the terms of those contracts or agreements are met.

	2024	2023
	In millions

Contractual rights from operating leases, contracts and programs	$4,057	$4,347

Contractual rights from capital leases principals and interest payments	-	1

Other capital contracts	69	182

	$4,126	$4,530

Estimated amounts that will be received or receivable for each of the next five years and thereafter are as follows:

	Contractual rights from operating leases, contracts and programs	Other capital contracts	Total
		In millions

2024-25	$784	$58	$842

2025-26	744	7	751

2026-27	938	2	940

2027-28	871	2	873

2028-29	319	-	319

Thereafter	401	-	401

	$4,057	$69	$4,126

NOTE 6	CONTINGENT ASSETS

The Province has contingent assets for fine revenues. Fine revenues are recognized at the point of conviction, which excludes certain outstanding federal statute and provincial statute fines that are satisfied by means other than cash payment. As at March 31, 2024, the estimate of contingent assets for fines revenues is $25 million (2023: $31 million).

50	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7	CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Contractual obligations represent a legal obligation of the Province to others and will become liabilities in the future when the terms of the contract are met.

	2024	2023 (Restated)(a)
	In millions

Obligations under operating leases, contracts and programs	$38,344	$44,071

Obligations under capital leases and public private partnerships

Operations and maintenance payments	3,333	3,414

Capital payments	147	186

Interest payments	23	57

Other Capital Obligations	3,850	3,323

	$45,697	$51,051

(a)	The 2023 amount was increased by $591 million to include additional contractual provisions embedded within existing agreements.

Estimated payment requirements for each of the next five years and thereafter are as follows:

	Operating leases, contracts and programs	Operations and maintenance payments	Capital payments	Interest payments	Other capital obligations	Total
			In millions

2024-25	$10,947	$154	$27	$3	$2,082	$13,213

2025-26	7,199	161	18	3	943	8,324

2026-27	4,888	138	16	2	365	5,409

2027-28	3,535	155	12	2	188	3,892

2028-29	2,249	156	9	2	148	2,564

Thereafter	9,526	2,569	65	11	124	12,295

	$38,344	$3,333	$147	$23	$3,850	$45,697

Major commitments included in the above figures are commitments for capital construction and service contracts for health and education facilities and highways.

The Province has various commitments relating to the devolution of services or disposition of assets to the private sector. Those commitments include the performance of duties and obligations if the private sector organization fails to meet them.

The Province provides financial incentives in the form of grants to encourage the private sector investment in new or expanded Alberta-based petrochemical manufacturing facilities, including those producing value-added petrochemical, hydrogen, fertilizer and fuel products under the Alberta Petrochemicals Incentive Program (APIP). To qualify for the APIP grants, the project must be commercially operational for a year and reach agreed-upon milestones in the grant agreement. As at March 31, 2024, three (2023: three) grant agreements were approved under this program with $445 million (2023: $592 million) remaining to be disbursed.

The Province has outstanding approved undisbursed loan commitments of $246 million (2023: $298 million).

Government of Alberta | Annual Report 2023–24	51

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8	CONTINGENT LIABILITIES

Set out below are details of contingent liabilities resulting from guarantees, indemnities, litigation and possible obligations, other than those reported as liabilities. Any losses arising from the settlement of contingent liabilities are treated as current year expenses.

(a)	GUARANTEES AND INDEMNITIES

Guarantees are detailed below:

	2024	2023	Expiry date
	In millions

Feeder Associations Guarantee Act	$149	$108	Ongoing

Authorized loan guarantee limits are shown below where applicable. Where authorized loan guarantee limits are not noted, the authorized limits decline as guaranteed or indemnified loans are repaid.

Guarantee programs under the following Acts are ongoing:

•	Feeder Associations Guarantee Act (authorized guarantee limit set by Order in Council is $150 million) and

•	Agriculture Financial Services Act (authorized guarantee limit set by the Agriculture Financial Services Regulation is $30 million).

The lender takes appropriate security prior to issuing a loan to the borrower, which is guaranteed by the Province. The security taken depends on the nature of the loan. Interest rates are negotiated with the lender by the borrower.

Through the Public Trustee Act, the Province also unconditionally guarantees the amount outstanding on a client’s guaranteed account as administered by the Office of the Public Guardian and Trustee. As at March 31, 2024, the potential liability of the Province based on the outstanding balance of the Client Guaranteed Accounts is $486 million (2023: $486 million).

The Province has an indemnity associated with the Canadian Blood Services (CBS). The CBS has established two wholly-owned captive insurance corporations, CBS Insurance Company Limited (CBSI) and Canadian Blood Services Captive Insurance Company Limited (CBSE). The CBSI provides insurance coverage up to $300 million with respect to risks associated with the operation of the blood system, while the excess policy held by CBSE provides coverage up to $700 million. The CBSE was capitalized in whole through funding from the provinces and territories (except Quebec), through a Captive Support Agreement (CSA) dated September 28, 2006, between the provinces, territories, and CBSE. Under the CSA, each of the provinces and territories provided their Pro Rata Share (as defined in the CSA) through an indemnity. Alberta’s Pro Rata Share is 15% of CBSE’s total capital amount, which amounts to $105 million. Authority for Alberta to provide the indemnity under the CSA is pursuant to section 5.05 of the Indemnity Authorization Regulation 22/1997, under the Financial Administration Act. The expense recognition criterion for the indemnity is notification from CBS that the indemnity is required. As at March 31, 2024, no amount has been recognized for this indemnity.

The Province, through the Canadian Securities Administrators National Systems operations management and governance agreement, has committed to pay 25% of any shortfall from approved system operating costs that exceed revenues should there not be an accumulated operating surplus available to offset. As at March 31, 2024, the accumulated operating surplus is $184 million (2023: $203 million). Payments under guarantees are a statutory charge on the Province.

The Province has authorized Alberta Investment Management Corporation (AIMCo) to acquire a revolving credit facility with CIBC to access up to a maximum of $2.0 billion in cash. The facility

52	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8	continued

allows AIMCo to borrow money for the purpose of performing its functions under its investment management agreements with clients by providing the pools with necessary liquidity. The Province has guaranteed the amounts borrowed from CIBC used to finance investments within the pools, amounting to $nil at March 31, 2024 (2023: $377 million). Since the funds are used to finance investments within the pools, the liability is recognized by clients as part of their pool investment net asset value and is not recognized as a liability for AIMCo or the Province.

The Province entered into multiple agreements to provide loan guarantees of $682 million (2023: $408 million) in favour of ATB Financial or other Canadian financial institutions as agents and other secured creditors (Creditor Groups) to enable various consortiums of Alberta First Nations, Indigenous Communities, and private entities (borrowers) participation in various projects. In the event loan conditions are breached and that breach remains uncured, the Creditor Groups have a right against the Province to call on their individual loan guarantees to offset any losses incurred by the Creditor Groups with respect to amounts loaned to the borrowers by the Creditor Groups. As at March 31, 2024, no known breaches have been identified for any agreements.

The Province has contingent liabilities with respect to various indemnities as permitted under the Financial Administration Act. The indemnified amount and corresponding liability cannot be reasonably estimated.

(b)	LEGAL ACTIONS

As at March 31, 2024, the Province is involved in legal matters where damages are being sought. These matters give rise to contingent liabilities.

Accruals have been made in specific instances where it is likely that losses will be incurred based on a reasonable estimate. As at March 31, 2024, the Province has been named in 92 (2023: 98) claims and the total claimed amount for these likely claims is $15,010 million (2023: $776 million), of which $378 million (2023: $357 million) has been accrued as a liability. The resulting liability, if any, from likely claims in excess of the amounts accrued is not determinable or a reasonable estimate cannot be made.

The Province has been named in 667 (2023: 765) claims of which the outcome is not determinable. Of these claims, 509 (2023: 572) have specified amounts totaling $18.5 billion (2023: $14.5 billion). The remaining 158 (2023: 193) claims have no amounts specified. The resolution of indeterminable claims may result in a liability, if any, that may be significantly lower than the claimed amount.

In addition, the Province has been named in 19 (2023: 20) claims in matters such as Aboriginal rights, Aboriginal title and treaty rights. In most cases, these claims have been filed jointly and severally against the Province and the GoC and in some cases involve third parties. Of these claims, nine (2023: 10) have specified amounts totaling $102.7 billion (2023: $103.0 billion) plus a provision for interest and other costs that are not determinable. The remaining 10 (2023: 10) claims have no amounts specified. Included in the total claims above, there are seven (2023: seven) claims for treaty land entitlement for which the Province may have an obligation under the Natural Resources Transfer Agreement. Of these claims, three (2023: four) have specified amounts totaling $26.7 billion (2023: $27.4 billion). The remaining four claims (2023: three) have no amounts specified.

(c)	TAX ASSESSMENTS

As at March 31, 2024, 942 (2023: 937) corporate income tax files totaling $1,115 million (2023: $1,045 million) are under objection or dispute. The resulting loss, if any, cannot be reasonably estimated.

Government of Alberta | Annual Report 2023–24	53

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8	continued

(d)	LAND AND PROPERTY RIGHTS TRIBUNAL

The Land and Property Rights Tribunal (Tribunal) was established by the Land and Property Rights Tribunal Act. The Province facilitates payments with “Direction to Pay” from the Tribunal to the applicants for the rental recovery. As at March 31, 2024, $9 million (2023: $14 million) has been accrued as a liability. There is an estimated backlog of applications totaling $17 million (2023: $26 million). The outcome for all applications is not determinable.

(e)	CONTINGENT ENVIRONMENTAL LIABILITIES

While clean-up work may be required in the future, the Province has not recognized a liability for a significant number of section 142 (Note 1(e)) and legacy sites as the Province is at various stages of testing, evaluation, and studies to determine the extent of contamination and possible site management options. Legacy sites are sites where there is no person or organization responsible and covers various industries such as energy sites, coal mines and other industrial sites that often pre-dates existing environmental legislation. The Province has regulatory systems to determine the nature and extent of potential environmental concerns, if any responsible party can be identified to clean up the site, the applicable environmental standard the site is to be cleaned up to, if needed, and developing site management options with reasonable cost estimates to complete any required work. The outcome of these activities may result in the recognition of additional environmental liabilities in the future when they are likely, measurable and the Province has accepted responsibility.

NOTE 9	TRUST FUNDS UNDER ADMINISTRATION

Trust funds consist of public money over which the Legislature has no power of appropriation. They are not included in the consolidated financial statements because the Province has no equity in the funds and administers them for the purposes of various trusts. As at March 31, 2024, trust funds under administration are as follows:

	2024	2023
	In millions

Public Sector Pension Plan Funds	$7,477	$ 7,005

Public Trustee	667	653

Special Areas Trust Account	347	343

Environmental risk mitigation cash and securities (Schedule 12)	270	213

Various Court Offices and Fines Distribution Trust	149	142

Miscellaneous trust funds	904	787

	$9,814	$ 9,143

Supplementary Information

Certain pension plan assets and other funds for which the Alberta Investment Management Corporation provides investment management services are excluded from the table above, as the Province is not the trustee of these plan assets and other funds, which have a total value of $127.2 billion (2023: $119.7 billion).

NOTE 10	COMPARATIVE FIGURES

Certain 2023 figures have been reclassified, where necessary, to conform to 2024 presentation.

54	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

Schedules to the Consolidated Financial Statements

REVENUES	SCHEDULE 1

	2024		2023
	Budget	Actual	Actual
	In millions
Income taxes
Personal income tax	$ 14,069	$ 15,160	$ 13,925
Corporate income tax	5,911	6,882	8,103
Interest and penalties on corporate income tax	-	162	64
	19,980	22,204	22,092
Other taxes
Education property tax	2,504	2,526	2,537
Insurance taxes	851	846	795
Tobacco tax and cannabis levy	662	649	685
Fuel tax	769	269	139
Freehold mineral rights tax	129	125	161
Tourism levy	97	116	104
Interest and penalties on other tax	-	12	11
	5,012	4,543	4,432
Non-renewable resource revenue
Bitumen royalty	12,555	14,518	16,879
Crude oil royalty	2,905	2,972	3,968
Natural gas and by-products royalty	2,465	1,057	3,595
Bonuses and sales of Crown leases	307	498	465
Coal royalty, rentals and fees	129	242	335
	18,361	19,287	25,242
Transfers from Government of Canada
Canada health transfers	6,079	5,964	5,507
Canada social transfers	1,942	1,908	1,864
Early learning child care agreements	937	881	655
Infrastructure Support	935	715	580
Agriculture support programs	480	615	455
Labour market agreements	325	320	341
Other	1,854	1,933	1,961
	12,552	12,336	11,363
Net income/(loss) from government business enterprises (Schedule 8)
Alberta Gaming, Liquor and Cannabis Commission	2,350	2,370	2,397
ATB Financial	279	337	428
Balancing Pool	103	160	144
Alberta Petroleum Marketing Commission	(18)	(1,637)	(487)
Other	13	7	(1)
	2,727	1,237	2,481

Net investment income	3,154	4,581	1,334

Premiums, fees and licences
Tuition	1,771	1,836	1,603
Motor vehicle licences (Note 1(c))	580	969	572
Health fees and charges	586	623	531
Crop, hail and livestock insurance premiums	613	619	511
Energy Industry Levies	384	400	310
Other	1,106	1,118	1,145
	5,040	5,565	4,672
Other
Sales, rentals and services	915	1,175	911
Technology innovation and emissions reduction	523	907	764
Investment management charges	877	860	813
Fundraising, donations, gifts and contributions	662	784	716
Fines and penalties	226	174	223
Endowment contributions and reinvested income	-	87	107
Other	624	992	993
	3,827	4,979	4,527
	$ 70,653	$ 74,732	$ 76,143

Government of Alberta | Annual Report 2023–24	55

CONSOLIDATED FINANCIAL STATEMENTS

REVENUES BY SOURCE BY MINISTRY	SCHEDULE 2

	Income taxes	Other taxes	Non- renewable resource revenue	Transfers from Government of Canada	Net income from government business enterprises (Schedule 8)	Net investment income	Premiums, fees and licences	Other	Subtotal	Consolidation adjustments	2024 Total	2023 Total (a)
	In millions
Office of the Legislative Assembly and Offices of the Legislature	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$1
Ministries (a)
Advanced Education	-	-	-	654	(2)	496	1,840	1,640	4,628	(423)	4,205	3,708
Affordability and Utilities	-	-	-	-	160	1	31	77	269	(1)	268	330
Agriculture and Irrigation	-	-	-	615	-	119	695	48	1,477	(64)	1,413	1,106
Arts, Culture and Status of Women	-	-	-	31	-	-	11	14	56	(1)	55	45
Children and Family Services	-	-	-	88	-	-	-	36	124	-	124	102
Education	-	2,526	-	132	-	53	197	661	3,569	(356)	3,213	3,187
Energy and Minerals	-	125	19,287	-	(1,637)	7	372	4	18,158	(1)	18,157	25,667
Environment and Protected Areas	-	-	-	55	-	28	6	993	1,082	(37)	1,045	903
Executive Council	-	-	-	-	-	-	-	-	-	-	-	-
Forestry and Parks	-	-	-	62	-	-	222	27	311	(2)	309	324
Health	-	-	-	6,232	-	119	667	1,123	8,141	(527)	7,614	7,083
Immigration and Multiculturalism	-	-	-	2	-	-	11	1	14	-	14	8
Indigenous Relations	-	-	-	8	-	-	6	1	15	-	15	25
Infrastructure	-	-	-	9	-	-	2	153	164	(69)	95	52
Jobs, Economy and Trade	-	-	-	951	-	-	-	132	1,083	-	1,083	815
Justice	-	-	-	35	-	1	27	152	215	-	215	226
Mental Health and Addiction	-	-	-	42	-	-	-	4	46	(3)	43	10
Municipal Affairs	-	-	-	278	-	-	21	20	319	-	319	303
Public Safety and Emergency Services	-	-	-	45	-	3	47	195	290	(3)	287	366
Seniors, Community and Social Services	-	-	-	267	-	7	5	72	351	(3)	348	291
Service Alberta and Red Tape Reduction	-	-	-	-	2,370	-	1,112	42	3,524	(30)	3,494	3,107
Technology and Innovation	-	-	-	8	-	8	1	200	217	(153)	64	47
Tourism and Sport	-	-	-	2	-	1	1	3	7	-	7	7
Transportation and Economic Corridors	-	-	-	328	-	-	30	41	399	(3)	396	332
Treasury Board and Finance	22,204	1,892	-	2,492	346	4,098	281	956	32,269	(320)	31,949	28,098

Consolidation adjustments	-	-	-	-	-	(360)	(20)	(1,616)		(1,996)

Total at March 31, 2024	$22,204	$4,543	$19,287	$12,336	$1,237	$4,581	$5,565	$4,979			$74,732

Total at March 31, 2023	$22,092	$4,432	$25,242	$11,363	$2,481	$1,334	$4,672	$4,527				$76,143

(a)

Effective June 9, 2023 and February 16, 2024, the Lieutenant Governor in Council made the Establishment of Departments Order set out in the Order in Council 156/2023, and the Designation and Transfer of Responsibility Amendment Regulation set out in the Order in Council 029/2024, respectively, which authorized the change to some departments’ names, established new departments, and transfer of legislative responsibilities amongst Ministries. The comparatives were reclassified as if the new structure existed in the prior year.

56	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

EXPENSES BY OBJECT BY MINISTRY	SCHEDULE 3

	Budget(a)	Salaries, wages, employment contracts and benefits	Grants	Supplies and services	Amortization of tangible capital assets and purchased intangibles	Consumption of inventories of supplies	Debt servicing costs (b)	Pension provision/ (recovery) (Schedule 14)	Other	Subtotal	Consolidation adjustments	2024 Total	2023 Total (a)
						In millions
Office of the Legislative Assembly and Offices of the Legislature	$180	$82	$-	$63	$2	$-	$-	$-	$15	$162	$-	$162	$130
Ministries (a)
Advanced Education	6,489	3,789	700	1,572	526	4	36	(41)	298	6,884	(102)	6,782	6,255
Affordability and Utilities	140	32	62	13	1	-	-	-	19	127	-	127	719
Agriculture and Irrigation	892	126	132	2,348	30	-	94	-	20	2,750	(103)	2,647	1,923
Arts, Culture and Status of Women	277	48	187	22	7	-	-	-	1	265	(2)	263	242
Children and Family Services	1,726	279	210	607	-	-	-	-	516	1,612	(5)	1,607	1,553
Education	9,351	6,741	491	1,660	475	22	55	-	62	9,506	(74)	9,432	8,877
Energy and Minerals	984	205	132	609	13	-	-	(4)	8	963	(1)	962	1,302
Environment and Protected Areas	548	142	228	88	4	-	-	-	14	476	(10)	466	472
Executive Council	55	28	-	20	-	-	-	-	-	48	-	48	44
Forestry and Parks	366	180	46	912	28	1	-	-	1	1,168	(2)	1,166	470
Health	26,446	9,947	8,031	7,402	561	1,197	16	-	349	27,503	(288)	27,215	25,225
Immigration and Multiculturalism	40	18	20	2	-	-	-	-	-	40	(1)	39	38
Indigenous Relations	230	22	198	5	-	-	-	-	-	225	-	225	214
Infrastructure	613	62	938	415	149	1	-	-	29	1,594	(967)	627	598
Jobs, Economy and Trade	1,673	140	1,369	60	1	-	-	-	4	1,574	(16)	1,558	1,321
Justice	658	427	153	70	1	-	-	-	3	654	(1)	653	589
Mental Health and Addiction	166	11	288	10	-	-	-	-	-	309	(132)	177	97
Municipal Affairs	1,014	51	908	25	1	-	-	-	4	989	-	989	930
Public Safety and Emergency Services	1,217	435	531	509	29	-	-	-	4	1,508	(14)	1,494	1,079
Seniors, Community and Social Services	5,386	332	3,712	1,186	52	-	-	-	190	5,472	(22)	5,450	4,888
Service Alberta and Red Tape Reduction	182	94	48	45	16	1	-	-	5	209	(30)	179	153
Tourism and Sport	103	15	59	39	-	-	-	-	-	113	(1)	112	92
Technology and Innovation	1,013	197	324	393	57	-	-	-	5	976	(164)	812	711
Transportation and Economic Corridors	2,620	63	827	443	788	41	117	-	87	2,366	(38)	2,328	1,932
Treasury Board and Finance	5,913	520	142	860	23	-	3,191	(327)	875	5,284	(357)	4,927	4,648

Consolidation adjustments	-	-	(1,413)	(436)	-	-	(360)	-	(121)		(2,330)

Total at March 31, 2024	$68,282	$23,986	$18,323	$18,942	$2,764	$1,267	$3,149	$(372)	$2,388			$70,447

Total at March 31, 2023	$62,096	$22,299	$16,921	$16,474	$2,666	$1,378	$2,829	$(21)	$1,956				$64,502

(a)

Effective June 9, 2023 and February 16, 2024, the Lieutenant Governor in Council made the Establishment of Departments Order set out in the Order in Council 156/2023, and the Designation and Transfer of Responsibility Amendment Regulation set out in the Order in Council 029/2024, respectively, which authorized the change to some departments’ names, established new departments, and transfer of legislative responsibilities amongst Ministries. The comparatives were reclassified as if the new structure existed in the prior year.

(b)

Debt servicing costs consist of interest paid on various forms of government debt. Interest on pension liabilities is included in pension expense, which is reported under salaries, wages, employment contracts and benefits. Pension liability funding is reported under other expenses.

Government of Alberta | Annual Report 2023–24	57

CONSOLIDATED FINANCIAL STATEMENTS

CASH AND CASH EQUIVALENTS	SCHEDULE 4

	2024	2023 (Restated) (a)
	In millions

Cash	$5,393	$3,707
Cash equivalents	68	2,063
	$5,461	$5,770

(a)

Total cash equivalents of $4,003 million for 2023 have been moved to portfolio investments (deposits and short-term securities) (Schedule 6) to align classification to the original term to maturity of the underlying interest-bearing securities. Amounts restated are comprised of investment-grade, highly liquid short-term investments and have a weighted average remaining term of less than 90 days. The comparative figures for Note 3 and Schedule 6 have been revised accordingly.

ACCOUNTS RECEIVABLE AND ADVANCES	SCHEDULE 5

	2024	2023
	In millions

Income taxes	$2,481	$2,818

Due from Government of Canada	2,464	1,411

Royalties (a)	1,907	1,887

Due from government business enterprises	506	541

Other taxes	447	348

Interest receivable	212	176

Collateral pledged (b)	134	221

Other receivables & accountable advances	3,098	2,688
	11,249	10,090

Less: allowance for doubtful accounts	(598)	(526)
	$10,651	$9,564

(a)	Includes $186 million (2023: $202 million) receivables related to the crude oil royalty that will be collected through the Alberta Petroleum Marketing Commission.

(b)	The Province paid cash collateral to counterparties under the terms of the CSA agreements as disclosed in Note 3.

58	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

PORTFOLIO INVESTMENTS	SCHEDULE 6

			2024				2023 (Restated) (a)
	Cost/ Amortized Cost (a)		Fair Value			Total Carrying Value	Carrying Value

		Level 1 (b)	Level 2 (b) (c)	Level 3 (c) (d)	Subtotal (e)
				In millions

Interest-bearing securities

Deposits and short-term securities	$9,123	$152	$1,044	$-	$1,196	$10,319	$5,230

Bonds and mortgages	103	109	6,005	2,746	8,860	$8,963	8,754

	9,226	261	7,049	2,746	10,056	19,282	13,984

Equities

Canadian equities	-	537	2,918	-	3,455	3,455	3,240

Global developed equities	-	1,597	8,746	265	10,608	10,608	9,516

Emerging markets equities	-	23	1,011	-	1,034	1,034	950

Private equities	-	-	-	3,137	3,137	3,137	2,903

Hedge funds	-	-	606	-	606	606	555

	-	2,157	13,281	3,402	18,840	18,840	17,164

Inflation sensitive and alternative investments

Real estate	-	-	-	4,935	4,935	4,935	5,143

Infrastructure	-	-	-	3,374	3,374	3,374	3,102

Renewable resources	-	-	-	696	696	696	787

Other investments	2	-	9	93	102	104	69

	2	-	9	9,098	9,107	9,109	9,101

Strategic, tactical and currency investments	-	-	2	77	79	79	86

	$9,228	$2,418	$20,341	$15,323	$38,082	$47,310

Total at March 31, 2023	$4,565	$2,307	$18,654	$14,809	$35,770		$40,335

(a)

Included in these balances is $8,981 million (2023: $4,288 million) for marketable securities. The quoted market value for these marketable securities is $9,026 million (2023: $4,276 million). In addition, the comparative figures have been revised due to a classification change of $4,003 million from cash equivalents (Schedule 4).

(b)	During the year, $10 million of Level 3 portfolio investments was transferred into Level 1 and 2 to better align to the terms of the underlying securities.

(c)

Included in these balances is $17,308 million (2023: $14,128 million) for pooled investment funds that are classified as Level 2 and $14,109 million (2023: $14,153 million) classified as Level 3 even though pool units may contain investments that might otherwise be classified as Level 1. Although the pools may ultimately hold publicly traded/listed equity investments, the pool units themselves are not listed in an active market and cannot be classified as Level 1 for fair value hierarchy purposes.

Repurchase agreements (Note 2) are also included in the pooled investment funds and used primarily for general liquidity, risk management and active management purposes. The exposure to repurchase agreement liabilities at March 31, 2024, was approximately $1,632 million (2023: $1,279 million) which is offset by the balances within the pool.

Derivatives related to pooled investments included in the balances above are disclosed in Schedule 10.

(d)	The table below presents the reconciliation of portfolio investments classified as Level 3:

	2024	2023

	In millions

Balance at beginning of year	$14,809	$-

Adjustment on adoption of financial instruments related standards	-	12,982

Purchases	2,746	1,887

Cost of investments sold	(1,811)	(661)

Realized (gains)/losses	(52)	55

Unrealized (losses)/gains	(359)	546

Transfer out	(10)	-

Balance at end of year	$15,323	$14,809

Government of Alberta | Annual Report 2023–24	59

CONSOLIDATED FINANCIAL STATEMENTS

PORTFOLIO INVESTMENTS	SCHEDULE 6 (continued)

(e)	Fair value is based on quoted prices in an active market. Portfolio investments measured at fair value consist of:

	2024	2023
	In millions

Portfolio investments in equity instruments that are quoted in an active market	$2,157	$1,985

Portfolio investments designated to the fair value category	35,925	33,785

	$38,082	$35,770

The breakdown for the carrying value of portfolio investments:

	2024	2023
	Carrying Value	Carrying Value
	In millions

Operating

Internally designated assets (a)	$27,804	$26,357

Other funds and agencies	15,656	10,431

	43,460	36,788

Endowments (Schedule 7)	3,850	3,547

Total portfolio investments	$47,310	$40,335

(a)

Internally designated assets are designated in legislation for specific purposes. Some of these assets are to provide stewardship of savings from the Province’s non-renewable resources revenues and support specific purposes such as medical research, science and engineering research, and post-secondary scholarships. These balances include portfolio investment assets of $21.9 billion (2023: $20.4 billion) designated to AHSTF. Schedule 4 also reports $1.0 billion (2023: $0.1 billion) within the cash balance related to the AHSTF.

ENDOWMENT FUNDS	SCHEDULE 7

The endowment balance represents the principal that will be maintained intact in perpetuity. As at March 31, 2024, endowment funds are as follows:

	2024	2023
	In millions

Balance beginning of year	$3,540	$2,788

Adjustment on adoption of the financial instruments related standards	-	635

Endowment contributions	77	71

Reinvested income	11	36

Transfers to endowment funds	8	-

Remeasurement gains	210	10

Balance at end of year (a)	$3,846	$3,540

(a)

Some investment income earned by endowments for specific operational or capital purposes of $4 million (2023: $7 million) is excluded from the endowment balance but included in the portfolio investment restricted for endowments (Schedule 6).

60	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

EQUITY IN GOVERNMENT BUSINESS ENTERPRISES	SCHEDULE 8

	Alberta Gaming, Liquor and Cannabis Commission (AGLC)	Alberta Petroleum Marketing Commission (APMC)	ATB Financial	Balancing Pool (BP)	Credit Union Deposit Guarantee Corporation (CUDGC)	Other	2024 Total	2023 Total
				In millions

Accumulated surplus/(deficit) at beginning of year	$226	$(3,070)	$4,817	$(539)	$414	$(2)	$1,846	$1,767

Total revenue (i)	3,922	2,694	2,025	186	17	23	8,867	8,626

Total expense (a) (i)	1,552	4,331	1,688	26	8	25	7,630	6,145

Net income/(loss)	2,370	(1,637)	337	160	9	(2)	1,237	2,481

Other comprehensive income/(loss) from Government Business Enterprises (b)	11	-	106	-	7	-	124	(35)

Transfers from government business enterprise	(2,345)	-	-	-	-	-	(2,345)	(2,367)

Total equity/(deficit)	$262	$(4,707)	$5,260	$(379)	$430	$(4)	$862	$1,846

Assets

Cash (c)	$113	$83	$1,675	$82	$1	$8	$1,962	$2,671

Accounts receivable	60	546	-	-	3	3	612	494

Investments in Keystone (d)	-	10	-	-	-	-	10	33

Investments in North West Redwater Partnership (e)	-	259	-	-	-	-	259	230

Other investments	172	-	5,658	-	418	142	6,390	6,606

Loans	3	-	51,266	-	2	-	51,271	47,241

Derivative financial instruments	-	-	929	-	-	-	929	1,051

Other	534	85	854	50	8	71	1,602	1,574

Total assets	882	983	60,382	132	432	224	63,035	59,900

Liabilities

Accounts payable and other accrued liabilities	301	473	19	6	2	10	811	700

Payable to the Province	319	195	165	-	-	13	692	743

Deposits (f)	-	-	40,583	-	-	1	40,584	39,473

Debt (g)	-	2,868	11,740	484	-	191	15,283	13,777

Sturgeon refinery processing agreement provision (h)	-	1,989	-	-	-	-	1,989	669

Derivative financial instruments	-	-	1,070	-	-	-	1,070	1,212

Other	-	165	1,545	21	-	13	1,744	1,480

Total liabilities	620	5,690	55,122	511	2	228	62,173	58,054

Total equity/(deficit)	$262	$(4,707)	$5,260	$(379)	$430	$(4)	$862	$1,846

(a)

Included in the total expense are $101 million (2023: $128 million) of payment in lieu of taxes of ATB Financial that was paid to the Province; and fair value loss on investment in Keystone XL expansion is $14 million for the year ended March 31, 2024 (2023: $9 million gain).

(b)	As at March 31, 2024, the Province has a $11 million accumulated unrealized gain (2023: $113 million accumulated unrealized loss).

(c)	As at March 31, 2024, cash includes deposits for AGLC, CUDGC and APMC totaling $88 million (2023: $128 million) in CLS.

Government of Alberta | Annual Report 2023–24	61

CONSOLIDATED FINANCIAL STATEMENTS

EQUITY IN GOVERNMENT BUSINESS ENTERPRISES	SCHEDULE 8 (continued)

(d)

On June 9, 2021, APMC entered into the final Keystone XL agreement (Final KXL Agreement) with TC Energy for an orderly exit from the Keystone XL project and partnership. APMC provided total contributions of CAD $1.04 billion on behalf of TC Energy partnerships to fund debt guarantee cancellation payments to the lenders as part of the original investment agreement. The debt guarantee cancellation payments were paid on June 16, 2021, and APMC has no further obligations relating to the investment Agreement and/or the debt guarantee. APMC has reflected the terms of the Final KXL Agreement in determining its fair value estimates for the Investment in the KXL Expansion Project. As the liquidation process under the abandonment scenario continues, the estimated fair value will be impacted by events after the reporting period.

(e)

On June 30, 2021, APMC negotiated a series of agreements through which APMC would purchase a limited partnership interest in the North West Redwater Partnership (Optimization Transaction). To effect this purchase, APMC acquired two subsidiaries of North West Refining Inc. (NWU LP) holding the interest in the North West Redwater Partnership (NWRP). The acquisition enables APMC to provide oversight and governance of various Refinery functions. APMC assessed the acquisition to be a joint venture and has accounted for the arrangement using the equity method of accounting. As a result of the Optimization Transaction, APMC is a 50% owner in NWRP, in addition to being a 75% toll payer in the Sturgeon Refinery.

As per the Partnership Interest Purchase Agreement, the contractual purchase price for the Optimization Transaction was one Canadian dollar payable upon closing on June 30, 2021. The initial investment of $274 million in NWRP comprises the purchase price, contingent consideration based on IFRS, and any directly attributable expenditures to obtain the limited partnership interest. The $274 million cost of the investment is allocated to APMC’s acquired share of the fair value of the net identifiable assets and liabilities, which amounted to $372 million in net liabilities, and resulting goodwill of $646 million. As at March 31, 2024, APMC recognized a $29 million gain (2023: $20 million loss) on its share of the joint venture’s Income (2023: loss) resulting in a cumulative investment in NWRP of $259 million (2023: $230 million).

(f)

The Province ensures the repayment of all deposits without limit, including accrued interest, for ATB Financial. The Province assesses an annual deposit guarantee fee of $64 million (2023: $59 million) payable by ATB Financial.

(g)	Repayment schedule for long-term debt contracts with the Province and other external parties is as follows:

					Payments to be made in

(In millions)	2024	2023	2025	2026	2027	2028	2029	Thereafter

Through the Province	$8,271	$5,699	$4,664	$430	$780	$675	$81	$1,641

External parties	7,012	8,078	1,883	1,073	1,232	1,389	849	585

Total	$15,283	$13,777	$6,547	$1,503	$2,012	$2,064	$930	$2,226

(h)

As at March 31, 2024, APMC recognized a non-cash $1.26 billion (2023: $289 million) charge to the onerous contract provision due to lower forecasted crack spreads (2023: forecasted increases in interest rates) and recorded related accretion expense of $57 million (2023 - $30 million) resulting in an ending provision of $1.99 billion (2023: $669 million).

(i)	Total revenue and expenses figures for 2023 have been reclassified to present $1,039 million of net expenses that was previously reported within the revenues of AGLC.

62	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

EQUITY IN GOVERNMENT BUSINESS ENTERPRISES	SCHEDULE 8 (continued)

Contractual Obligations and Commitments

AGLC, ATB, AND CUDGC

Contractual obligations are $603 million (2023: $468 million), which comprises of: AGLC - $140 million (2023: $133 million), ATB - $460 million (2023: $334 million), and CUDGC - $3 million (2023: $1 million). These amounts include service contracts and obligations under operating leases that expire on various dates.

APMC

North West Redwater Partnership Toll Commitment

The Province, via APMC, has entered into a Processing Agreement whereby NWRP will process Crown royalty bitumen, and market the refined products on behalf of APMC. The Sturgeon Refinery achieved the Commercial Operations Date on June 1, 2020; APMC started paying a debt toll on June 1, 2018, and a monthly operating toll on June 1, 2020.

The Processing Agreement has a term of 40 years (expiring May 31, 2058) starting with the Toll Commencement Date of June 1, 2018, and may be renewed for successive five-year periods at APMC’s option.

The APMC has very restricted rights to terminate the Processing Agreement and is unconditionally obligated to pay its 75% pro rata share of the debt component of the monthly cost of service toll over the 40-year tolling period.

Under the Processing Agreement the estimated future toll commitments are $37,327 million (2023: $40,118 million). APMC’s estimated future cost of service toll commitments are as follows:

In millions

2024-25	$1,026

2025-26	1,035

2026-27	821

2027-28	838

2028-29	940

Thereafter	32,667

$37,327

The above undiscounted tolls do not take into account the net margin received on the sale of APMC’s bitumen feedstock.

Contingent Liabilities

As at March 31, 2024, the government business enterprises are involved in various legal actions. Accruals have been made in specific instances where it is probable that losses will be incurred which can be reasonably estimated. The resulting loss, if any, from claims in excess of the amounts accrued cannot be determined.

Of the various legal actions, the government business enterprises are jointly or separately named as a defendant in 34 (2023: 29) legal claims of which the outcome is not determinable. Of the 34 claims, 25 (2023: 25) have specified amounts totaling approximately $55 million (2023: $49 million) and nine claims (2023: four) have no specified amount. Two (2023: two) claims totaling approximately $1 million (2023: $1 million) are covered by the Alberta Risk Management Fund.

Government of Alberta | Annual Report 2023–24	63

CONSOLIDATED FINANCIAL STATEMENTS

EQUITY IN GOVERNMENT BUSINESS ENTERPRISES	SCHEDULE 8 (continued)

ATB FINANCIAL

As at March 31, 2024, ATB Financial has a contingent liability under guarantees and letters of credit of $1,171 million (2023: $1,289 million) and outstanding loan commitments of $23.2 billion (2023: $20.9 billion).

BP

The Balancing Pool (BP) was established to help manage certain assets, revenues and expenses arising from the transition to competition in Alberta’s electric industry.

TransAlta has submitted an application as well as numerous amendments to the Alberta Utilities Commission (AUC) to decommission Sundance A and is seeking $54 million (2023: $60 million) in funding from the Balancing Pool. The BP disagrees with several aspects of the application. A provision of $21 million (2023: $25 million) to decommission Sundance A has been recorded. The final amount due will be determined by the AUC.

The BP also received one (2023: two) statement of claim from a power producer seeking $53 million (2023: $536 million) in damages. As at March 31, 2024, no contingent liability has been recorded.

CUDGC

The Province, through the CUDGC which operates under the authority of the Credit Union Act, has a potential liability under guarantees relating to deposits of credit unions. As at March 31, 2024, credit unions in Alberta have deposits totaling $28.3 billion (2023: $27.0 billion). Substantial assets are available from credit unions to safeguard the Province from the risk of loss from its potential obligation under the Credit Union Act.

Measurement Uncertainty

ATB FINANCIAL

ATB records an allowance for losses for all loans by incorporating a forward-looking expected credit losses approach. This process involves complex models with inputs and assumptions requiring a high degree of judgment to assess forecasts of macroeconomic variables and significant increases in credit risk. Therefore, uncertainty in judgments and assumptions remains elevated as at March 31, 2024.

APMC

North West Redwater Partnership Toll Commitment

APMC’s estimate of the cost of service toll commitments is subject to measurement uncertainty. The undiscounted cost of service tolls used in the estimate, such as future interest rates, operating costs, oil prices, refined product prices, gas prices and foreign exchange, do not take into account the net margin received on the sale of APMC’s bitumen feedstock.

APMC uses a cash flow model to assess if the Processing Agreement represents an onerous contract annually. Under this model, if the unavoidable costs of meeting the obligations under the Processing Agreement exceed the economic benefits expected to be received, the contract becomes onerous and a Processing Agreement provision is recorded. The model uses a number of variables, such as pricing related variables including crude oil prices (WTI), heavy-light differentials, ultra-low sulphur diesel-WTI premiums, exchange rates, capital costs, operating costs, interest rates, discount rates, etc., to calculate a discounted net cash flow for APMC (i.e., net present value), and hence, is subject to measurement uncertainty.

64	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

EQUITY IN GOVERNMENT BUSINESS ENTERPRISES	SCHEDULE 8 (continued)

Investment in Keystone XL Expansion Project

APMC has estimated the fair value of the Keystone XL Investment at March 31, 2024 and 2023, using a probability-weighted valuation technique. The fair value of the Keystone XL Investment requires the use of significant unobservable assumptions in the valuation techniques used to determine the fair value estimate. The determination of the fair value of the Keystone XL Investment is complex and relies on several critical judgements and estimates. These critical assumptions and estimates used in determining the fair value of the Keystone XL Investment are: the identification of potential scenarios that would impact the amount and timing of cash flows relating to the Keystone XL Investment, the expected probability of those outcomes, and the estimated cash inflows and outflows relating to potential outcomes. Fair value estimates may not necessarily be indicative of the amounts that could be realized or settled, and changes in assumptions could affect the reported fair value of the financial instrument. Assumptions used in the determination of the fair value of the Keystone XL Investment will continue to be refined as outcomes become known and more information becomes available.

BP

The estimates and assumptions made in BP’s interim financial statements from January 1 to March 31, 2024 are subject to measurement uncertainty. There is a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year related to the reclamation and abandonment provision and contingent legal matters.

LOANS RECEIVABLE	SCHEDULE 9

	2024	2023
	In millions

Loans receivable made under the authority of:

Local Authorities Capital Financing Act (a)	$13,225	$13,413

Student Financial Assistance Act (b)	5,547	4,839

Agriculture Financial Services Act (c)	2,980	2,816

Electric Utilities Act (d)	199	-

Oil and Gas Conservation Act (e)	170	195

Regulated Rate Option Stability Act (f)	122	214

Seniors’ Property Tax Deferral Act	44	42

Seniors’ Home Adaptation and Repair Act	31	29

Alberta Housing Act	17	17

	22,335	21,565

Less allowance for doubtful accounts (a) (b) (c)	1,089	749

	$21,246	$20,816

Government of Alberta | Annual Report 2023–24	65

CONSOLIDATED FINANCIAL STATEMENTS

LOANS RECEIVABLE	SCHEDULE 9 (continued)

The loan repayment schedule is as follows:

	Principal (g)	Interest	Total payments
		In millions

2024-25	$1,585	$744	$2,329

2025-26	1,414	655	2,069

2026-27	1,390	605	1,995

2027-28	1,279	556	1,835

2028-29	1,203	509	1,712

Thereafter	12,524	3,644	16,168

Total	$19,395	$6,713	$26,108

(a)

Under the Local Authorities Capital Financing Act, the Province maintains a portfolio of loans to various categories of local authorities. The loans fund capital projects and security, by borrower, is obtained to ensure repayment. An impairment of $168 million (2023: $nil) is recorded as an allowance for doubtful account. Municipal loans on average yield 4.1% (2023: 3.8%) per annum.

(b)

Student loans become payable and interest is earned starting twelve months after students discontinue their studies or graduate. Loans are unsecured and repayable to a maximum term of 114 months. The interest rates on student loans are a floating rate of prime rate. Allowance for doubtful accounts of $907 million (2023: $739 million) includes allowance for repayment assistance, impaired loans, and loan subsidy.

The allowance for repayment assistance is a provision that estimates the amount of loans receivable that will be forgiven through the repayment assistance program. The key assumptions used to determine the provision are future loan amounts approved for repayment assistance and loan forgiveness rates of 7.3% (2023: 7.4%).

The allowance for impaired loans is a provision that estimates the amount of loans receivable that will be impaired. The key assumptions used to determine this provision are default rates of 9.1% (2023: 8.3%) and recovery rates of 24.9% (2023: 24.7%).

The allowance for loan subsidy is a provision that reflects the future benefit provided to students. The key assumptions used to determine this provision are a blended student lending rate of 4.2% (2023: 3.7%), the annual average provincial borrowing rate of 3.6% (2023: 3.6%) for similar maturities, the average repayment period of 10 years (2023: 10 years), default rate assumptions, and Repayment Assistance Plan rate assumptions.

(c)	The weighted average annual interest rate of the Agricultural Financial Services loan portfolios is 4.1% (2023: 3.8%).

Loans have fixed interest rates for the term of the loan or renewal period. Loans have blended repayments during the term. A significant number of loans in the portfolio can be repaid in full or part during the term without any penalty. The loans are secured by tangible assets consisting predominantly of land followed by buildings, equipment and other assets. The estimated values of such assets are $6.2 billion (2023: $5.8 billion) and an allowance for doubtful accounts amount of $14 million (2023: $10 million).

(d)	Pursuant to the Electric Utilities Act, the Province entered into a loan agreement with the Balancing Pool for a short-term note due on April 25, 2024, at an interest rate of 5.01%.

(e)

Pursuant to section 76.2 of the Oil and Gas Conservation Act, the Province entered into an agreement with Alberta Oil and Gas Orphan Abandonment and Reclamation Association (also known as Orphan Well Association or OWA) to provide OWA with a series of interest-free loan advances to clean up orphaned oil and gas wells. A discount of $21 million (2023: $26 million) for the present value of foregone interest will be amortized to revenue in subsequent periods over the remaining life of the loan.

(f)

Pursuant to section 4.3(1) of the Regulated Rate Option Stability Act, the Province entered into agreements with Regulated Rate Option providers for interest-free loans to cap electricity rates for Regulated Rate Option customers at 13.5 cents per kilowatt hour for the period from January 2023 to March 2023. The loans are to be repaid to the Province over 21 months commencing April 2023. A discount of $2 million (2023: $9 million) for the present value of foregone interest will be amortized to revenue in subsequent periods over the remaining life of the loans.

(g)	Some loans, such as loans under Student Financial Assistance Act, are excluded from the repayment schedule as no terms of repayment have been established.

66	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

DERIVATIVE FINANCIAL INSTRUMENTS	SCHEDULE 10

The Province holds derivative financial instruments both directly and indirectly. Directly-held derivatives serve to manage foreign currency risk and interest rate risk. Indirectly-held derivatives are utilized within the Province’s investment pool structure to cost-effectively gain access to equity markets in the pools, manage asset exposure within the pools, enhance pool returns and manage interest rate risk, foreign currency risk and credit risk in the pools. The use of derivatives in managing financial risks is described in Note 3.

The following table is a summary of the fair value of the Province’s directly-held and indirectly-held derivatives by type:

	2024			2023
	Directly held		Indirectly held	Directly held		Indirectly held

	Assets	Liabilities		Assets	Liabilities
			In millions

Interest rate derivatives (a)	$1,091	$(1,038)	$27	$806	$(856)	$34

Equity-based derivatives (b)	-	-	197	-	-	108

Foreign currency derivatives (c)	208	(795)	(4)	294	(1,047)	(129)

Credit risk derivatives (d)	-	-	4	-	-	3

Net fair value of derivative contracts	$1,299	$(1,833)	$224	$1,100	$(1,903)	$16

(a)

Interest rate derivatives allow the Province to exchange interest rate cash flows (fixed, floating and bond index) based on a notional amount. Interest rate derivatives primarily include interest rate swaps, cross currency interest rate swaps, bond index swaps, futures contracts and options.

(b)

Equity-based derivatives include equity swaps. Equity swaps are contracts where one counterparty agrees to pay or receive from the other, cash flows based on changes in the value of an equity index, a basket of stocks, or a single stock in exchange for a return based on a fixed or floating interest rate or the return on another instrument. Rights, warrants, futures and options are also included as equity-based derivatives.

(c)	Foreign currency derivatives include contractual agreements to exchange specified currencies at an agreed-upon exchange rate and on an agreed settlement date in the future.

(d)

Credit risk derivatives include credit default swaps allowing the Province to buy and sell protection on credit risk inherent in a bond. A premium is paid or received, based on a notional amount, in exchange for a contingent payment should a defined credit event occur with respect to the underlying security.

Both directly-held and indirectly-held derivative financial instruments are classified as Level 2 according to the fair value hierarchy, defined in Note 2.

ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES	SCHEDULE 11

	2024	2023
	In millions

Salaries, wages, employment contracts and benefits	$3,187	$2,941

Grants	2,416	2,625

Corporate income tax receipts in abeyance and tax refunds payable	1,163	882

Accrued interest	734	740

Unearned revenue	722	943

Tangible capital assets	511	608

Collateral received (a)	79	74

Supplies, services and other accrued liabilities	4,932	4,312

	$13,744	$13,125

(a)	The Province received cash collateral from counterparties under the terms of the CSA agreements as disclosed in Note 3.

Government of Alberta | Annual Report 2023–24	67

CONSOLIDATED FINANCIAL STATEMENTS

ASSET RETIREMENT OBLIGATIONS AND ENVIRONMENTAL LIABILITIES	SCHEDULE 12

	2024	2023

	In millions

Asset retirement obligations (i)	$2,391	$2,287

Environmental liabilities (ii)	168	117

	$2,559	$2,404

(i)  Asset Retirement Obligations (ARO)

The Province has identified various tangible capital assets where ARO exist. As at March 31, 2024, the total ARO liabilities are as follows:

	2024	2023

	In millions

Asset retirement obligations beginning of year	$2,287	$2,241

Adjustments from prior period	22	-

ARO liabilities incurred	9	3

ARO liabilities settled	(20)	(22)

Accretion expense	10	8

Revision in estimates	95	60

Reduction of ARO liabilities resulting from disposals of tangible capital assets	(12)	(3)

Asset retirement obligations end of year (a)	$2,391	$2,287

(a)

Included in the total ARO liabilities is $265 million (2023: $217 million) valued using the present value technique, and the undiscounted amount of estimated future cash flows required to settle this obligation is $361 million (2023: $289 million). The discount rates used for the present value technique ranged from 3.0% to 5.0%, and these obligations are expected to be settled between 2025 and 2060. The total ARO liabilities also include $2,126 million (2023: $2,070 million) of undiscounted future cash flows valued using the cost escalation technique, as the settlement dates related to these liabilities have not been determined.

The above asset retirement obligations mainly relate to buildings, bridges, equipment, land improvements and others. The Province estimated the nature and extent of hazardous materials in its buildings based on the potential square meters and the average costs per square meter to remove and dispose of the hazardous materials. The estimate of these obligations is mainly based on assessments provided by third-party experts, internal experts and engineers.

(ii)  Environmental Liabilities

Environment liabilities include liabilities for contaminated sites and other environment liabilities. As at March 31, 2024, the liabilities for 248 (2023: 129) contaminated sites along with other environmental liabilities and likely contingent environmental liabilities (Note 8) with known contamination levels are as follows:

	2024	2023

	In millions

Liabilities for contaminated sites at beginning of year	$117	$117

Additions to liabilities during the year	40	3

Change in estimate	12	2

Remediation work performed	(1)	(5)

Liabilities for contaminated sites end of year	$168	$117

68	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

ASSET RETIREMENT OBLIGATIONS AND ENVIRONMENTAL LIABILITIES	SCHEDULE 12 (continued)

The above liabilities are mainly relating to contamination of land by salt and hydrocarbons, former rail sites exposed to harmful metals, storage tanks exposed to petroleum hydrocarbons and glycols, former gas stations leaking to nearby sites, waste disposal sites and industrial sites with various different contaminants. The estimated liabilities include costs directly attributable to remediation activities and costs relating to ongoing operation, maintenance and monitoring that are an integral part of the remediation strategy for the contaminated sites. These liabilities are valued using either the present value or the cost escalation techniques and are based on valuation report provided by the third-party experts and internal experts.

The Province implemented programs to manage coal, oil sands, landfills, etc. related liabilities. The objective of the program is to protect the public from paying for project closure costs. The Province holds guarantees in the form of letters of credit, surety bonds and guaranteed investment certificates amounting to $2.3 billion (2023: $2.2 billion), and cash amounting to $270 million (2023: $213 million) in trust funds under administration (Note 9), in relation to the reclamation of coal and oil sands operations, sand and gravel pits, landfills, hazardous waste management and hazardous recyclable facilities. The Province would have access to these funds if an operator that provided security fails to complete the required work and reclaim the land.

DEBT	SCHEDULE 13

The debt for the Province is as follows:

	2024	2023
	In millions

Direct borrowing	$96,913	$93,874

Liabilities under public private partnerships	2,637	3,010

Capital lease liabilities	243	232
	$99,793	$97,116

The consolidated gross debt of the Province totaling $107,878 million (2023: $102,824 million) is comprised of debt of the Province of $99,793 million (2023: $97,116 million) and debt issued on behalf of government business enterprises totaling $8,085 million (2023: $5,708 million).

The consolidated gross debt servicing cost of the Province totaling $3,421 million (2023: $3,015 million) is comprised of $3,149 million (2023: $2,829 million) on debt of the Province and $272 million (2023: $186 million) on debt issued on behalf of government business enterprises.

Government of Alberta | Annual Report 2023–24	69

CONSOLIDATED FINANCIAL STATEMENTS

DEBT	SCHEDULE 13 (continued)

Direct Borrowing

The Province meets financing requirements set out in the Fiscal Plan by issuing bonds and promissory notes in the domestic and international capital markets. As at March 31, 2024, the maturity schedule for the Province’s outstanding borrowing is as follows:

Fiscal Year of Maturity Ending March 31	Direct Borrowing (a)
	Effective		(in Canadian dollars)		2024	2023
	interest rate (b)	Canadian dollar	US dollar	Other currencies	Total	Total
				In millions

Fixed rate direct borrowing						7,734

2024

2025	3.89%	6,643	4,847	-	11,490	5,643

2026	1.26%	3,771	3,049	5,633	12,453	12,478

2027	2.37%	3,316	1,355	446	5,117	5,127

2028	2.73%	5,101	1,694	-	6,795	6,792

2029	2.45%	3,359	-	1,602	4,961	-

2025-2029 (< 5 years)	2.51%	22,190	10,945	7,681	40,816	37,774

2030-2034 (6-10 years)	2.59%	19,294	4,404	150	23,848	23,410

2035-2044 (11-20 years)	2.99%	3,594	-	1,359	4,953	3,488

2045-2121 (> 21 years)	3.15%	26,398	54	366	26,818	28,608

Total direct borrowing issued at face value	2.74%	$71,476	$15,403	$9,556	$96,435	$93,280

Unamortized premium					478	594

Total direct borrowing					$96,913	$93,874

(a)

Direct borrowing includes the following foreign currency denominated direct borrowing that is fully hedged to Canadian dollars to eliminate exposure to future fluctuations in exchange rates. The hedging instruments are reported as derivative financial instruments in Schedule 10. Fully hedged foreign currency direct borrowing is translated into Canadian dollars at the year-end rate of exchange. As at March 31, 2024, the translation resulted in accumulated unrealized gains of $293 million (2023:$125 million).

	Direct borrowing at par				Direct borrowing at cost (CAD$)
Fully Hedged Foreign Currency	2024		2023		2024	2023
			In millions

US dollars		$11,365		$12,590	$15,402	$17,038

Other currencies

Euros		€4,777		€4,677	6,990	6,879

Swedish kronor	kr	2,500	kr	2,500	317	327

Australian dollars		$1,435		$1,435	1,267	1,300

South African rand			R	750		57

Swiss francs	CHF	585	CHF	585	879	866

New Zealand dollars		$128		$128	103	108

Total other currencies					$9,556	$9,537

(b)

The effective interest rate is based on the weighted average of direct borrowing issues. The effective rate is the rate that exactly discounts estimated future cash payments through the expected term of the direct borrowing to the net carrying amount and includes the effects of interest rate and currency swaps.

70	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

DEBT	SCHEDULE 13 (continued)

Liabilities under Public Private Partnerships

The Province has entered into 33 to 35 year contracts for the design, finance, build, operations and maintenance of ring road segments under the following P3: Anthony Henday - South East, North West and North East Edmonton Ring Road; Stoney Trail - North East and South East Calgary Ring Road; and Tsuut’ina Trail - South West Calgary Ring Road. In addition, the Province has entered into 30-year contracts for the design, finance, build and maintenance of schools under the Alberta Schools Alternative Procurement Phase 1, Phase 2, Phase 3 and Phase 4 projects. These contracts include a construction period followed by a 30-year operations period for the ring roads and a 30-year maintenance period for the schools. The Province has also entered into a 12-year contract for the design, finance, build and operation of the Evan-Thomas Water and Wastewater Treatment Facilities which includes a construction period followed by a 10-year operations period.

The details of the contract under construction are as follows:

	Contractor	Date contract entered into	Scheduled completion date	Date capital payments begin

Alberta Schools Alternative Procurement Phase 4	Concert-Bird Partners P3SB2 General Partnership	September 2021	May 2024	June 2024

The details of the contracts for those projects that are already operational are as follows:
	Contractor	Date contract entered into	Completion date	Date capital payments began

Anthony Henday – South East Edmonton Ring Road	Access Roads Edmonton Ltd.	January 2005	October 2007	November 2007

Stoney Trail – North East Calgary Ring Road	Stoney Trail Group	February 2007	October 2009	November 2009

Alberta Schools Alternative Procurement Phase 1	BBPP Alberta Schools Ltd.	September 2008	June 2010	July 2010

Anthony Henday – North West Edmonton Ring Road	NorthwestConnect General Partnership	July 2008	October 2011	November 2011

Alberta Schools Alternative Procurement Phase 2	B2L Partnership	April 2010	June 2012	August 2012

Stoney Trail – South East Calgary Ring Road	Chinook Roads Partnership	March 2010	November 2013	November 2013

Alberta Schools Alternative Procurement Phase 3	ABC Schools Partnership	September 2012	June 2014	July 2014

Evan-Thomas Water and Wastewater Treatment Facilities	EPCOR Water Services Inc.	October 2012	August 2014	August 2014

Anthony Henday – North East Edmonton Ring Road	Capital City Link General Partnership	May 2012	September 2016	October 2016

Tsuut’ina Trail - South West Calgary Ring Road	Mountain View Partners GP	September 2016	October 2021	October 2020

Government of Alberta | Annual Report 2023–24	71

CONSOLIDATED FINANCIAL STATEMENTS

DEBT	SCHEDULE 13 (continued)

The estimated capital payment requirements for each of the next five years and thereafter along with the total reported P3 liabilities at year end are as follows:

In millions

2024-25	$222

2025-26	223

2026-27	223

2027-28	226

2028-29	223

Thereafter	3,320
4,437
Less interest	(1,800)

Total liabilities	$2,637

The capital payments for P3 are fixed, equal monthly payments for the privately financed portion of the costs of building the infrastructure. The present value of these capital payments is recorded as a liability in the Consolidated Statement of Financial Position.

Capital Lease Liabilities

Capital lease liabilities consist of the present value of the minimum lease payments related to leased capital assets. The Province has lease agreements with terms up to 25 years with interest rates ranging between 0.0% and 5.9%.

The following is a breakdown of capital lease liabilities by major category:

	2024	2023

	In millions
Building	$177	$189

Equipment	66	43

	$243	$232

Major leases include:

•	Bentall Investment Management building administration for Calgary Board of Education of $75 million (2023: $83 million) with weighted average interest rate of 4.7% and maturing February 28, 2031.

•	Leased buildings for community services for $47 million (2023: $49 million) with weighted average interest rate of 2.5% and latest maturity on September 4, 2040.

•	Leased laboratory equipment for $35 million (2023: $28 million) with weighted average interest rate of 0.0% and latest maturity on November 29, 2036.

•	Leased buildings for ambulances for $31 million (2023: $33 million) with weighted average interest rate of 3.1% and latest maturity on December 31, 2039.

•	School buildings for three (2023: three) school jurisdictions of $24 million (2023: $25 million) with weighted average interest rate of 4.2% and latest maturity on August 31, 2044.

72	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

DEBT	SCHEDULE 13 (continued)

Aggregate lease payments for each of the next five years and thereafter are as follows:

Lease Payments

In millions

2024-25	$41

2025-26	38

2026-27	37

2027-28	33

2028-29	28

Thereafter	108

Total lease payments	285

Less interest	42

Total capital lease liabilities	$243

PENSION PLANS AND OTHER DEFINED BENEFIT PLANS	SCHEDULE 14

Pension Plans

The President of Treasury Board and Minister of Finance serves as the trustee for the following pension plans: Management Employees Pension Plan (MEPP) and the Public Service Management (Closed Membership) Pension Plan (PSMC) under the Public Sector Pension Plans Act; the Supplementary Retirement Plan for Public Service Managers (MSRP) under the Supplementary Retirement Plan – Retirement Compensation Arrangement Directive (Treasury Board Directive 01/06); and the Provincial Judges and Applications Judges (Registered and Unregistered) Pension Plan (PJAJPP) under the Provincial Court Act. All of these pension plans are open with the exception of PSMC.

On March 1, 2019, Local Authorities Pension Plan (LAPP), Public Service Pension Plan (PSPP) and Special Forces Pension Plan (SFPP) transitioned to a joint governance structure in accordance with the Joint Governance of Public Sector Pension Plans Act passed on December 5, 2018. On the transition date, ownership of the Plan funds transferred from the President of Treasury Board and Minister of Finance as the trustee to the newly established LAPP Corporation, PSPP Corporation and SFPP Corporation, respectively. The corporation of each plan is the administrator and trustee of these plans. Under joint governance, a Sponsor Board is responsible for each plan and is comprised of nominees from employee and employer sponsor organizations.

Financial statements for MEPP, PSMC, PJAJPP and MSRP as of their December 31, 2023, year-end or March 31, 2024, year-end are included as supplementary information in the Ministry of Treasury Board and Finance Annual Report. Financial statements for LAPP, PSPP and SFPP are available on the respective corporation’s website. All of the plans, except PJAJPP, are multi-employer plans.

The Teachers’ Pension Plan (Teachers’) and the Universities Academic Pension Plan (UAPP) are administered by their respective boards.

In addition to the aforementioned plans, there are several agencies which maintain their own plans to compensate senior staff members that do not participate in the regular government pension plans. These entities include Alberta Energy Regulator, Alberta Utilities Commission, Alberta Securities Commission, Alberta Investment Management Corporation, Alberta Health Services and some PSIs. Summaries of these plans are included in these financial statements as Supplementary Executive Retirement Plans (SERP), Supplementary Retirement Plan (SRP), Supplemental Pension Plan (SPP) and Senior Employee Pension Plans (SEPP), but are collectively referred to as SERP in the tables following. Additional information can be found in the entities’ financial statements.

Government of Alberta | Annual Report 2023–24	73

CONSOLIDATED FINANCIAL STATEMENTS

PENSION PLANS AND OTHER DEFINED BENEFIT PLANS	SCHEDULE 14 (continued)

The following is a summary of the plans for the year ended March 31, 2024:

Defined benefit pension plans	Approximate number of active employees	Average age of active employees	Approximate number of former employees entitled to future benefits (b)	Approximate number of retirees receiving benefits	Employee contributions	Employer contributions	Benefit payments

						In millions

LAPP	176,658	45	42,910	89,143	1,190	1,088	2,131

PSPP	41,468	44	17,612	32,069	265	264	699

MEPP	5,605	48	1,401	6,894	78	77	297

MLAPP (a)	-	-	-	80	-	-	3

MSRP	785	52	234	1,474	3	3	11

PJAJPP (Unregistered)	124	60	2	191	2	2	13

PJAJPP (Registered)	124	60	8	197	1	5	10

PSMC (a)	-	-	26	1,324	-	-	39

SFPP (a)	4,751	41	262	3,055	85	88	165

Teachers’ Pre-1992	1,628	59	454	27,368	-	-	499

Teachers’ Post-1992	40,928	42	10,644	29,337	385	352	756

UAPP Pre-1992 (a)	157	65	-	3,769	18	18	130

UAPP Post-1992	7,851	49	2,751	6,660	112	113	204

(a)

During the year, these plans also received contributions, primarily related to pre-1992 commitments, from the Province as follows: PSMC $37 million, SFPP $8 million, UAPP Pre-1992 $12 million and MLAPP $3 million.

(b)	Includes vested former employees in the pension plan and non-vested former employees entitled to a refund of their contributions.

The plans provide a defined benefit retirement income based on a formula for each plan that considers final average years of salary, length of service and a percentage ranging from 1.4% to 2.0% per year of service.

The Province accounts for the liabilities for pension obligations on a defined benefit basis as a participating employer for former and current employees in LAPP, MEPP, MSRP, PJAJPP, PSPP, Teachers’ and UAPP for the government’s consolidated reporting entities except for government business enterprises that report under IFRS and are required to account directly for participation in the public service pension plans under IFRS.

In addition, the Province accounts for the specific commitments made for pre-1992 pension obligations to the Teachers’, PSMC, UAPP and SFPP. In 1992, there was pension plan reform resulting in pre-1992 and post-1992 arrangements for several pension plans.

The Province also accounts for the obligation to the Members of the Legislative Assembly Pension Plan (MLAPP).

74	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

PENSION PLANS AND OTHER DEFINED BENEFIT PLANS	SCHEDULE 14 (continued)

The following table contains summary information on these specific pension plans. Additional financial reporting is available through each pension plan. Pension liabilities and assets are as follows:

		2024	2023
	Pension Liabilities/assets	Pension provision/(recovery) (Schedule 3)	Pension Liabilities/assets
		In millions

Liabilities for the Province’s employer share for former and current employees

LAPP (a)	$-	$-	$-

MEPP (b)	-	-	-

MSRP (c)	24	(1)	25

PJAJPP (d)	1	(2)	3

PSPP (e)	-	-	-

Teachers’ (f)	-	-	-

UAPP (g)	128	(41)	169

SERP (h)	82	-	82

	235	(44)	279

Liabilities for the Province’s commitment towards pre-1992 obligations

Teachers’ (f)	7,030	(279)	7,309

PSMC (i)	347	(28)	375

UAPP (g)	196	(2)	198

SFPP (g)	64	(13)	77

	7,637	(322)	7,959

MLAPP (j)	32	(2)	34

Total	$7,904	$(368)	$8,272

Assets recognized under other financial assets

SERP (h)	$14	$(4)	$10

		$(372)

Pension provision/(recovery) represents the change in pension liabilities and assets.

The following is a description of each pension liability:

(a)

The LAPP is a contributory defined benefit pension plan for eligible employees of local authorities and approved public bodies. These include cities, towns, villages, municipal districts, hospitals, Alberta Health Services, school divisions, school districts, colleges, technical institutes and certain commissions, foundations, agencies, libraries, corporations, associations and societies. In accordance with the Employment Pension Plans Act, as modified by the Joint Governance of Public Sector Pension Plans Act and the Exemption (Public Sector Pension) Regulation (AR 3/2019) under the Employment Pension Plans Act, as reported in the latest actuarial funding valuation, the Plan remains in an actuarial excess position, therefore no special payments are required. Current service costs are funded by employers and employees.

(b)

The MEPP is a contributory defined benefit pension plan for eligible management employees of the Province and certain approved provincial agencies and public bodies. Members of the former Public Service Management Pension Plan who were active contributors at August 1, 1992, and have not withdrawn from the Plan since that date, continue as members of this Plan. In accordance with the Public Sector Pension Plans Act, as reported in the latest actuarial funding valuation, the Plan is fully funded, therefore no special payments are required.

(c)

The MSRP is a contributory defined benefit pension plan for certain public service managers of designated employers who participate in the MEPP and whose annual salary exceeds the maximum pensionable salary limit under the Income Tax Act. The Plan is supplementary to the MEPP.

Government of Alberta | Annual Report 2023–24	75

CONSOLIDATED FINANCIAL STATEMENTS

PENSION PLANS AND OTHER DEFINED BENEFIT PLANS	SCHEDULE 14 (continued)

(d)

The PJAJPP collectively are contributory defined benefit pension plans for Judges and Application Judges of the Province. Current service costs in the Registered Plan are funded by the Province and plan members at rates which are expected to provide for all benefits payable under the Plan. Benefits are payable by the Province if assets are insufficient to pay for all benefits under the plans.

(e)

The PSPP is a contributory defined benefit pension plan for eligible employees of the Province, approved provincial agencies and public bodies. In accordance with the Employment Pension Plans Act, as modified by the Joint Governance of Public Sector Pension Plans Act and the Exemption (Public Sector Pension) Regulation (AR 3/2019) under the Employment Pension Plans Act, the actuarial deficiencies as determined by actuarial funding valuations are expected to be funded by special payments.

(f)

The Teachers’ Pension Plans Act requires all teachers under contract with jurisdictions in Alberta to contribute to the Teachers’ Pension Plan. The Province assumed responsibility for the entire unfunded pre-1992 pension obligation of the Teachers’ Pension Plan. In 2009-10 there was a repayment of $1,187 million towards the liability. As of September 1, 2009, the costs of all benefits under the Pre-1992 Plan are paid by the Province.

(g)

Under the Employment Pension Plans Act, as modified by the Joint Governance of Public Sector Pension Plans Act and the Exemption (Public Sector Pension) Regulation (AR 3/2019) under the Employment Pension Plans Act, the Province has a liability for payment of additional contributions under defined benefit pension plans for certain employees of municipalities and post-secondary educational institutions. The plans are the Universities Academic and the Special Forces plans.

For the UAPP, the unfunded liability for service credited prior to January 1, 1992, is being financed by additional contributions of 1.3% of pensionable salaries by the Province, and contributions by employers and employees to fund the remaining amount, as determined by the plan valuation, over the period ending on or before December 31, 2043. Employers and employees fund current service costs.

For the SFPP, the unfunded liability for service credited prior to January 1, 1992 is being financed by additional contributions in the ratio of 1.3% by the Province and 0.8% each by employers and employees, over the period ending on or before December 31, 2036. Current service costs are funded by employers and employees. The Act provides that payment of all benefits arising from pensionable service prior to 1994, excluding post-1991 cost of living adjustment benefits, is guaranteed by the Province.

(h)

Certain consolidated entities provide defined supplementary executive retirement plans for certain management staff, and other benefit plans for all or specific groups of staff, depending on the plans. The costs of these benefits are actuarially determined on an annual basis using the projected benefit method pro-rated on services, a market interest rate, and management’s best estimate of expected costs and the period of benefit coverage.

(i)

The PSMC provides benefits to former members of the Public Service Management Pension Plan who were retired, were entitled to receive a deferred pension or had attained 35 years of service before August 1, 1992. The costs of all benefits under the Plan are paid by the Province.

(j)

The Province has a liability for payment of pension benefits under a defined benefit pension plan for Members of the Legislative Assembly. Active participation in this plan was terminated as of June 1993, and no benefits can be earned for service after this date. The costs of all benefits under the plan are paid by the Province.

76	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

PENSION PLANS AND OTHER DEFINED BENEFIT PLANS	SCHEDULE 14 (continued)

The liability for pension obligations as a participating employer is as follows:

As at March 31, 2024

				Teachers’	UAPP		2024	2023

	LAPP	MEPP	PSPP	Post-1992	Post-1992	Others (e)	Total	Total
				In millions

Net assets available for benefits (a)	$63,338	$6,500	$18,460	$23,302	$3,283	$851

Pension obligations (a)	48,281	5,184	13,917	20,752	3,191	887

Pension plan (surplus)/deficit	(15,057)	(1,316)	(4,543)	(2,550)	(92)	36

Unamortized gains (b)	8,050	351	1,913	1,688	220	75

Timing differences (c)	(226)	(21)	(70)	-	-	-

(Accrued benefit asset)/future benefit liability	$(7,233)	$(986)	$(2,700)	$(862)	$128	$111

Liability for the Province’s share for former and current employees	(2,251)	(470)	(1,194)	(431)	128	87	(4,131)	(2,887)

Valuation adjustment (d)	2,251	470	1,194	431	-	20	4,366	3,166
Liability for the Province’s commitment towards pre-1992 obligation							7,637	7,959

MLAPP							32	34

Total pension liability of the Province							$7,904	$8,272

(a)	These numbers are as reported in the pension plan 2023 financial statements, except for the Teachers’ Post-1992 Pension Plan and the UAPP which use numbers as reported in actuarial reports.

(b)	Under PSAS, gains and losses are amortized over the employee average remaining service life of each plan, which range from eight to 14 years.

(c)	Accounting timing differences between the pension plan fiscal year-ends and March 31 are for payments and interest expense.

(d)	The valuation adjustments reflect that the assets belong to the members and others entitled to benefits under these pension plans and the administrators/trustees have no claim to any of these assets.

(e)	Others include the MSRP, PJAJPP and SERP.

Government of Alberta | Annual Report 2023–24	77

CONSOLIDATED FINANCIAL STATEMENTS

PENSION PLANS AND OTHER DEFINED BENEFIT PLANS	SCHEDULE 14 (continued)

The pension expense for the Province is as follows:

				Teachers’				2024	2023

	LAPP	MEPP	PSPP	Pre-1992	Post-1992	UAPP	Others (c)	Total	Total
				In millions

Pension expense

Current period benefit cost (a)	$1,668	$145	$411	$-	$580	$97	$28	$2,929	$3,382

Amortization of actuarial (gains) (b)	(1,176)	(50)	(363)	-	(475)	(22)	(5)	(2,091)	(1,080)

Total	$492	$95	$48	$-	$105	$75	$23	$838	$2,302

Province’s share of pension expense	$153	$45	$21	$-	$52	$75	$22	$368	$1,217

Interest expense

Interest on pension liability (a)	-	-	-	226	-	16	22	264	258

Total pension expense of the Province	$153	$45	$21	$226	$52	$91	$44	$632	$1,475

(a)	As reported in pension plan financial statements or actuarial reports. Numbers in UAPP are net of employees’ share.

(b)	Numbers are adjusted to March 31, 2024.

(c)	Others includes the MSRP, PJAJPP, SFPP, SERP, MLAPP, SEPP and PSMC.

Pension liabilities are based upon actuarial valuations performed at least triennially using the projected benefit method pro-rated on services and actuarial extrapolations performed at December 31, 2023 or March 31, 2024. The assumptions used in the valuations and extrapolations were adopted after consultation between the pension plan boards, the government and the actuaries, depending on the plan, and represent best estimates of future events. The non-economic assumptions include considerations such as mortality as well as withdrawal and retirement rates. The primary economic assumptions include salary escalation rate, discount rate and inflation rate. Each plan’s future experience will inevitably vary, perhaps significantly, from the assumptions. Any differences between the actuarial assumptions and future experience will emerge as gains or losses in future valuations. Gains and losses are amortized over the expected average remaining service lives of the related employee groups.

78	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

PENSION PLANS AND OTHER DEFINED BENEFIT PLANS	SCHEDULE 14 (continued)

The date of actuarial extrapolation and primary economic assumptions used for accounting purposes were:

Plan	Latest valuation date	Latest extrapolation date	Salary escalation rate %	Inflation rate %	Discount rate (a) %

Teachers’ Pre-1992	31-Aug-23	31-Mar-24	-	2.5	3.2

Teachers’ Post-1992	31-Aug-23	31-Mar-24	2.0	2.0	5.9

PSMC (b)	31-Dec-20	31-Dec-23	-	2.5 - 2.0	3.2

UAPP	31-Dec-22	31-Mar-24	3.0	2.5	6.2

LAPP (c)	31-Dec-22	31-Dec-23	3.0	4.5 - 2.0	6.0

PSPP (d)	31-Dec-21	31-Dec-23	3.0	2.0	6.2

MLAPP (b)	31-Mar-24	N/A	-	2.5 - 2.0	3.2

MEPP (b)	31-Dec-21	31-Dec-23	3.0	2.5 - 2.0	6.3

PJAJPP (Unregistered) (b)	31-Dec-21	31-Mar-24	3.0	2.5 - 2.0	5.5

PJAJPP (Registered) (b)	31-Dec-21	31-Mar-24	3.0	2.5 - 2.0	5.4

MSRP (b)	31-Dec-21	31-Dec-23	3.0	2.5 - 2.0	5.4

SFPP (e)	31-Dec-21	31-Dec-23	2.0 - 2.8	2.5 - 2.0	6.2

(a)

The discount rate is used to measure the pension obligation. The discount rate used for Plans with assets is the expected rate of return on the assets based on their asset mix. The discount rate used for Plans with no assets is the Province’s average cost of borrowing.

(b)	Inflation rates: 2024 and 2025 - 2.5%; thereafter - 2.0%.

(c)	Inflation rates: 2023 to 2024 - 4.5%; 2025 - 3.0%; 2026 - 2.5%; thereafter - 2.0%.

(d)	Salary escalation rate: 1.6% on April 1, 2022; 3.0% thereafter.

(e)	Salary escalation rate: 2.0% for 1 year and 2.8% thereafter; and Inflation rates: 2024 - 2.5%; 2025 and thereafter - 2.0% per year.

The actual return on major funded plans’ assets during the period ranges from positive 4.4% to positive 10.6% (2023: negative 8.6% to positive 1.4%). This range includes returns for LAPP, Teachers’ Post-1992 Plan, PSPP, MEPP, SFPP, PJAJPP (Registered) and UAPP.

A separate pension plan fund is maintained for each pension plan except for the Teachers’ Pre-1992 Pension Plan and the MLAPP. Each pension plan fund reports annually through financial statements.

Other Defined Benefit Plans

Long-Term Disability Income Continuance Plans

The Province administers two long-term disability income continuance plans. As at March 31, 2024, the Bargaining Unit Plan reported an actuarial deficit of $3.7 million (2023: deficit of $1 million) and the Management, Opted Out, and Excluded Plan reported an actuarial deficit of $6.9 million (2023: deficit of $2 million).

Accumulating Non-Vesting Sick Leave Liability

Sick leave benefits are paid by the Province without employees’ contributions and no assets are set aside to fund the obligation. The sick leave liability is based on an actuarial valuation as at March 31, 2024. As at March 31, 2024, the sick leave liability is $138 million (2023: $141 million). These liabilities are reported in accounts payable and other accrued liabilities (Schedule 11).

Government of Alberta | Annual Report 2023–24	79

CONSOLIDATED FINANCIAL STATEMENTS

DEFERRED CONTRIBUTIONS	SCHEDULE 15

Deferred contributions represent funding or capital assets received from the GoC or other sources with stipulations or external restrictions related to the use of the funding or capital assets. Operating contributions are recognized as revenue when the funding is spent for the restricted purposes. Capital contributions are recognized as revenue over the estimated useful life of the underlying capital assets once constructed or acquired.

Unspent Deferred Contributions
	2024	2023
	In millions
Deferred operating contributions

Deferred operating contributions beginning of year	$2,098	$2,418

Adjustment on adoption of the financial instruments related standards	-	95

Contributions restricted for operating	3,102	2,286

Other transfers and adjustments	(205)	(122)

Deferred operating contributions recognized as revenue	(2,746)	(2,579)

Deferred operating contributions end of year	2,249	2,098

Unspent deferred capital contributions

Unspent deferred capital contributions beginning of year	186	227

Adjustments to the opening balance	3	-

Contributions restricted for capital	132	114

Transfers to spent deferred capital contributions	(145)	(155)

Other transfers and adjustments	-	22

Deferred capital contributions recognized as revenue	(5)	(22)

Unspent deferred capital contributions end of year	171	186

Unspent deferred contributions end of year	$2,420	$2,284

Spent Deferred Capital Contributions
	2024	2023
	In millions

Spent deferred capital contributions beginning of year	$3,696	$3,523

Adjustments to the opening balance	10	-

Capital asset contributions received during the year	31	58

Cash contributions received/receivable per reimbursement arrangement	195	105

Transfers from unspent deferred capital contributions	145	155

Other transfers and adjustments	87	47

Deferred capital contributions recognized as revenue	(200)	(192)

Spent deferred capital contributions end of year	$3,964	$3,696

80	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

TANGIBLE CAPITAL ASSETS	SCHEDULE 16

		General Capital Assets						Infrastructure Assets				2024	2023
												Total	Total
				Computer				Provincial		Dams and

				hardware				highways,		water

				and		Sub	Land	roads and		management	Sub

	Land (b)	Buildings (c)	Equipment (d)	software	Other (e)	total	improvements (f)	airstrips (g)	Bridges	structures (h)	total
Estimated Useful Life	Indefinite	10-70 yrs	3-25 yrs	3-15 yrs	3-50 yrs		5-40 yrs	20-50 yrs	50-75 yrs	25-80 yrs
	In millions
Historical cost (i)
Beginning of year	$2,994	$50,856	$7,924	$6,316	$1,539	$69,629	$790	$29,165	$2,686	$2,041	$34,682	$104,311	$100,640
Adjustment on adoption of accounting standards (a)	-	(150)	-	-	(258)	(408)	-	(373)	-	-	(373)	(781)	-
Additions	95	1,566	547	380	136	2,724	85	1,070	104	219	1,478	4,202	4,113
Transfers and adjustments (j)	83	80	1	(8)	30	186	5	(80)	17	(1)	(59)	127	(4)
Disposals including write-downs	(7)	(125)	(98)	(63)	(13)	(306)	-	-	-	(1)	(1)	(307)	(438)
	3,165	52,227	8,374	6,625	1,434	71,825	880	29,782	2,807	2,258	35,727	107,552	104,311
Accumulated amortization
Beginning of year	$-	$21,484	$5,937	$4,846	$1,156	$33,423	$448	$9,481	$1,000	$622	$11,551	$44,974	$42,626
Adjustment on adoption of accounting standards (a)	-	(40)	-	-	(126)	(166)	-	(68)	-	-	(68)	(234)	-
Amortization expense	-	1,115	423	323	55	1,916	16	720	67	25	828	2,744	2,666
Transfers and adjustments (j)	-	(66)	-	(3)	(1)	(70)	(2)	-	21	1	20	(50)	(14)
Effect of disposals including write-downs	-	(94)	(94)	(52)	(13)	(253)	-	-	-	-	-	(253)	(304)
	-	22,399	6,266	5,114	1,071	34,850	462	10,133	1,088	648	12,331	47,181	44,974
Net book value as at
March 31, 2024	$3,165	$29,828	$2,108	$1,511	$363	$36,975	$418	$19,649	$1,719	$1,610	$23,396	$60,371
Net book value as at March 31, 2023	$2,994	$29,372	$1,987	$1,470	$383	$36,206	$342	$19,684	$1,686	$1,419	$23,131		$59,337
(a)

Historical cost and accumulated amortization, have been adjusted upon adoption of PS 3160 P3 and PSG-8 Purchased Intangibles (Note 1). For P3, the net book value of tangible capital assets has decreased by $415 million. Other tangible capital assets with a net book value of $132 million (historical cost - $258 million; accumulated amortization - $126 million) has been reclassified and reported under purchased intangibles and other non-financial assets.

(b)	Land includes land acquired for parks and recreation, building sites, infrastructure and other program use. It does not include land held for resale or Crown lands acquired by right.

(c)	The cost of buildings under capital lease is $796 million (2023: $694 million).

(d)	Equipment includes SuperNet, vehicles, heavy equipment, fire protection equipment, office equipment and furniture, and other equipment.

(e)	Other tangible capital assets include leasehold improvements (amortized over the life of the lease).

(f)	Land improvements include parks development and grazing reserves.

(g)

Provincial highways, roads and airstrips consist of original pavement, roadbed, drainage works and traffic control devices, and include secondary highways and bridges and some key arterial roadways within cities. Included in these numbers are $3,002 million (2023: $2,918 million) in historical cost and $539 million (2023: $507 million) in accumulated amortization for alternatively financed capital assets.

(h)

Dams and water management structures include dams, reservoirs, weirs, canals, dikes, ditches, channels, diversions, cut-offs, pump houses and erosion protection structures. Measurement uncertainty exists in the estimated useful life of dams and water management structures.

(i)	Historical costs include $3,967 million (2023: $4,805 million-restated) in construction in progress which will not be amortized until the tangible capital assets are completed and in use.

(j)	Transfers and adjustments relate to accounting policy alignments and reclassifications between capital asset categories.

Government of Alberta | Annual Report 2023–24	81

CONSOLIDATED FINANCIAL STATEMENTS

TANGIBLE CAPITAL ASSETS	SCHEDULE 16 (continued)

The Province’s net book value of tangible capital assets by ministry is as follows:

	2024	2023 (a)
	In millions
Ministries

Transportation and Economic Corridors	$23,154	$22,899

Health	10,498	10,328

Education	9,802	9,563

Advanced Education	8,648	8,715

Infrastructure	3,847	3,571

Seniors, Community and Social Services	1,428	1,397

Agriculture and Irrigation	1,021	1,005

Forestry and Parks	922	877

Technology and Innovation	385	349

Other	666	633

	$60,371	$59,337

(a)

Effective June 9, 2023 and February 16, 2024, the Lieutenant Governor in Council made the Establishment of Departments Order set out in the Order in Council 156/2023, and the Designation and Transfer of Responsibility Amendment Regulation set out in the Order in Council 029/2024, respectively, which authorized the change to some departments’ names, established new departments, and transfer of legislative responsibilities amongst Ministries. The comparatives were reclassified as if the new structure existed in the prior year.

ADJUSTMENTS TO NET ASSETS/LIABILITIES - OPERATING	SCHEDULE 17

	2024	2023
	In millions

Adjustment on adoption of the P3 standard	$(62)	$-

Adjustment on adoption of the financial instruments related standards	-	78

Asset retirement obligation adjustment from prior period	(22)	-

Correcting adjustments	(53)	-
Other	1	29
	$(136)	$107

82	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

OVER-EXPENDITURE OF SPENDING AUTHORITIES	SCHEDULE 18

The authority of the Legislative Assembly is required before public monies from the General Revenue Fund can be used to fund the operations of the Government. The 2023-24 Government Estimates identifies the total requirements for public monies from the General Revenue Fund for the year. Approvals are provided in the form of annually approved limits through appropriations. Appropriations may be created by an appropriation act or other statute. Appropriations under an appropriation act must be created pursuant to a supply vote or set of supply votes. Supply votes are divided along departmental lines. During the year, expenditures were made under the four general types of supply votes: Expense, Capital Investment, Financial Transactions, and Contingency.

Details about the source and disposition of authorities and the details of departmental expenditures are provided in each Ministry’s Annual Report.

An encumbrance is incurred when, on a vote by vote basis, the total of actual disbursements in the 2023-24 fiscal year exceed the total estimate. As required by the Financial Administration Act, these amounts must be charged against the voted appropriation for the year ending March 31, 2025.

During the year, departments exceeded their supply votes as follows:

	Adjusted voted estimate	Voted actuals	Over expended	Explanation
Departments			In millions

Environment and Protected Areas

Financial Transactions	$0.1	$0.7	$(0.6)	Additional spending for payments related to environmental emergency response and resource management.

Immigration and Multiculturalism

Expense	38.7	39.7	(1.0)	Emergency hotel accommodation to provide critical support to Ukrainian evacuees arriving to Alberta under the Canada-Ukraine Authorization for Emergency Travel temporary resident visa program.

Government of Alberta | Annual Report 2023–24	83

CONSOLIDATED FINANCIAL STATEMENTS

LISTING OF ORGANIZATIONS	SCHEDULE 19

The financial results of the following entities are included in these financial statements:

GOVERNMENT COMPONENTS

Office of the Legislative Assembly and Offices of the Legislature

Office of the Legislative Assembly

Office of the Auditor General

Office of the Ombudsman

Office of the Chief Electoral Officer

Office of the Ethics Commissioner

Office of the Information and Privacy Commissioner

Office of the Child and Youth Advocate

Office of the Public Interest Commissioner

Departments

Advanced Education (a)

Affordability and Utilities

Agriculture and Irrigation

Arts, Culture and Status of Women (a)

Children and Family Services (a)

Education

Energy and Minerals

Environment and Protected Areas (a)

Executive Council (a)

Forestry and Parks (a)

Health

Immigration and Multiculturalism (a)

Indigenous Relations

Infrastructure

Jobs, Economy and Trade (a)

Justice

Mental Health and Addiction

Municipal Affairs

Public Safety and Emergency Services

Seniors, Community and Social Services (a)

Service Alberta and Red Tape Reduction (a)

Technology and Innovation

Tourism and Sport (a)

Transportation and Economic Corridors

Treasury Board and Finance (a)

REGULATED FUNDS

Alberta Heritage Foundation for Medical Research Endowment Fund

Alberta Heritage Savings Trust Fund

84	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

LISTING OF ORGANIZATIONS	SCHEDULE 19 (continued)

Regulated Funds (continued)

Alberta Heritage Scholarship Fund

Alberta Heritage Science and Engineering Research Endowment Fund

Alberta Risk Management Fund

Alberta School Foundation Fund

Human Rights Education and Multiculturalism Fund

Land Stewardship Fund

Post-closure Stewardship Fund

Provincial Judges and Application Judges Reserve Fund

Supplementary Retirement Plan Reserve Fund

Technology Innovation and Emissions Reduction Fund

Victims of Crime and Public Safety Fund

GOVERNMENT ORGANIZATIONS (b)

Agriculture Financial Services Corporation

Alberta Energy Regulator

Alberta Enterprise Corporation

Alberta Foundation for the Arts

Alberta Indigenous Opportunities Corporation

Alberta Innovates Corporation

Alberta Insurance Council

Alberta Investment Management Corporation

Alberta Pensions Services Corporation

Alberta Post-secondary Application System

Alberta Securities Commission

Alberta Social Housing Corporation

Alberta Utilities Commission

Canadian Energy Centre

Gainers Inc.

Invest Alberta Corporation

Natural Resources Conservation Board

Safety Codes Council

Travel Alberta Corporation

School Jurisdictions and Charter Schools

Alberta Classical Academy Ltd.

Almadina School Society

Aspen View School Division

Aurora School Ltd.

Battle River School Division

Black Gold School Division

Boyle Street Education Centre

Government of Alberta | Annual Report 2023–24	85

CONSOLIDATED FINANCIAL STATEMENTS

LISTING OF ORGANIZATIONS	SCHEDULE 19 (continued)

School Jurisdictions and Charter Schools (continued)

Buffalo Trail School Division

Calgary Arts Academy Society

Calgary Girls’ School Society

Calgary Roman Catholic Separate School Division

Calgary School Division Canadian Rockies School Division

CAPE-Centre for Academic and Personal Excellence Institute

Chinook’s Edge School Division

Christ the Redeemer

Catholic Separate School Division

Clearview School Division

Connect Charter School Society East

Central Alberta Catholic Separate School Division

East Central Francophone Education Region

Edmonton Catholic Separate School Division

Edmonton School Division

Elk Island Catholic Separate School Division

Elk Island School Division

Evergreen Catholic Separate School Division

Foothills School Division

Fort McMurray Roman Catholic Separate School Division

Fort McMurray School Division

Fort Vermilion School Division

Foundations for the Future Charter Academy Charter School Society

Golden Hills School Division

Grande Prairie Roman Catholic Separate School Division

Grande Prairie School Division Grande Yellowhead School Division

Grasslands School Division

Greater North Central Francophone Education Region

Greater St. Albert Roman Catholic Separate School Division

High Prairie School Division

Holden Rural Academy

Holy Family Catholic Separate School Division

Holy Spirit Roman Catholic Separate School Division

Horizon School Division

Lakeland Roman Catholic Separate School Division

Lethbridge School Division

Living Waters Catholic Separate School Division

Livingstone Range School Division

Medicine Hat Roman Catholic Separate School Division

Medicine Hat School Division

86	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

LISTING OF ORGANIZATIONS	SCHEDULE 19 (continued)

School Jurisdictions and Charter Schools (continued)

Mother Earth’s Children’s Charter School Society

New Horizons Charter School Society

New Humble Community School Association

Northern Gateway School Division

Northern Lights School Division

Northland School Division

Northwest Francophone Education Region

Palliser School Division

Parkland School Division

Peace River School Division

Peace Wapiti School Division

Pembina Hills School Division (including Alberta Distance Learning Centre)

Prairie Land School Division

Prairie Rose School Division

Red Deer Catholic Separate School Division

Red Deer School Division

Rocky View School Division

St. Albert School Division

St. Paul School Division

St. Thomas Aquinas Roman Catholic Separate School Division

Southern Francophone Education Region

STEM Collegiate Canada Society

STEM Innovation Academy Society

Sturgeon School Division

Suzuki Charter School Society

Thrive Charter School Society

Valhalla School Foundation

Westmount Charter School Society

Westwind School Division

Wetaskiwin School Division

Wild Rose School Division

Wolf Creek School Division

Post-secondary Institutions

Alberta University of Arts

Athabasca University

Banff Centre

Bow Valley College

Keyano College

Lakeland College

Lethbridge College

Government of Alberta | Annual Report 2023–24	87

CONSOLIDATED FINANCIAL STATEMENTS

LISTING OF ORGANIZATIONS	SCHEDULE 19 (continued)

Post-secondary Institutions (continued)

MacEwan University

Medicine Hat College

Mount Royal University

NorQuest College

Northern Alberta Institute of Technology

Northern Lakes College

Northwestern Polytechnic

Olds College

Portage College

Red Deer Polytechnic

Southern Alberta Institute of Technology

University of Alberta

University of Calgary

University of Lethbridge

Alberta Health Services and Other Health Entities (b)

Alberta Health Services(c)

Health Quality Council of Alberta

The following organizations are accounted for on the modified equity basis in these financial statements:

GOVERNMENT BUSINESS ENTERPRISES (b)

Alberta Gaming, Liquor and Cannabis Commission

Alberta Petroleum Marketing Commission

ATB Financial

Balancing Pool

Credit Union Deposit Guarantee Corporation

Pursuant to O.C. 058/2024 under the authority of the Financial Administration Act, N.A. Properties (1994) Ltd. was dissolved on March 27, 2024. Any residual assets were transferred to its respective department.

(a)

Effective June 9, 2023 and February 16, 2024, the Lieutenant Governor in Council made the Establishment of Departments Order set out in the Order in Council 156/2023, and the Designation and Transfer of Responsibility Amendment Regulation set out in the Order in Council 029/2024, respectively, which authorized the change to some departments’ names, established new departments, and transfer of legislative responsibilities amongst Ministries.

(b)	Subsidiaries of government organizations and government business enterprises are not included in the list.

(c)

On May 30, 2024, Bill 22 - Health Statutes Amendment Act came into force, which supports the implementation of Alberta’s health system refocusing from one regional health authority to an integrated system of sector-based provincial health agencies. As at March 31, 2024, Alberta Health Services remained a key provider of health services to all Albertans. Transitioning of the health care system is underway and will be reflected in the consolidated financial statements when the new organizations are established.

88	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

Glossary (Unaudited)

Absolute return strategies: Absolute return strategies (hedge funds) encompass a wide variety of investments with the objective of realizing positive returns regardless of the overall market direction.

A common feature of many of these strategies is buying undervalued securities and selling short overvalued securities. Some of the major types of strategies include long/short equity, merger arbitrage, fixed income arbitrage, macroeconomic strategies, convertible arbitrage, distressed securities and short selling.

Accrued interest: Interest income that has been earned but not paid in cash at the financial statement date.

Alternative investments: Investments considered outside of the traditional asset class of stocks, bonds and cash. Examples include hedge funds, private equities, private income, timberland and asset-backed commercial paper.

Amortized cost: Amortized cost is the amount at which a financial asset or a financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Ask price: The price that a seller is willing to accept for a security, also known as the offer price.

Asset retirement obligations: Asset retirement obligations are legal obligations associated with the retirement of a tangible capital asset. Asset retirement activities include all activities relating to an asset retirement obligation. These may include, but are not limited to:

•  Decommissioning or dismantling a tangible capital asset that was acquired, constructed or developed;

•  Remediation (cleanup) of contamination of a tangible capital asset created by its normal use;

•  Post-retirement activities such as monitoring; and

•  Constructing other tangible capital assets to perform post-retirement activities.

Asset mix: The percentage of an investment fund’s assets allocated to major asset classes (for example 50% equities, 30% interest-bearing securities and 20% inflation sensitive and alternative investments).

Bid price: The price that a buyer is willing to pay for a security.

Carrying Value: A measure of value for the assets presented on the Statement of Financial Position. The carrying value represents the asset value in cost, amortized cost, a mix of cost and fair value, net book value or net present value.

Cash equivalents: Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and that are subject to insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investing or other purposes.

Cost escalation technique: A method whereby a liability is initially recorded at today’s estimated cost to settle, without applying present value techniques. Reflects an approximation of today’s required cash flows to settle or otherwise extinguish the liability. Subsequent re-measurement of the liability at each financial statement date may be based on accepted escalator methodologies or re-assessments. For example, the effects of inflation or other documented evidence.

Credit risk: The risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

Currency risk: The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Sometimes referred to as foreign currency risk.

Debenture: A financial instrument showing a debt where the issuer promises to pay interest and repay the principal by the maturity date. It is usually unsecured, meaning there are no liens or pledges on specific assets.

Debt servicing cost: Debt servicing cost consists of interest paid on various forms of government debt.

Defined benefit pension plan: A pension plan that specifies either the benefits to be received by an employee, or the method of determining those benefits, such as a pension benefit equal to 2.0% of the average of the five highest consecutive years’ salary times the total years of service.

Government of Alberta | Annual Report 2023–24	89

CONSOLIDATED FINANCIAL STATEMENTS

Glossary (continued)

Derecognition: The removal of previously recognized financial assets or financial liabilities from a government’s statement of financial position.

Derivative Financial Instrument: Financial contracts, the value of which is derived from the value of underlying assets, indices, interest rates, or currency rates. They usually give rise to a financial asset of one party and a financial liability or equity instrument of another party, require no initial net investment and are settled at a future date.

A derivative financial instrument has the following three characteristics:

•  Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, or credit rating or other variable;

•  It requires no initial net investment or the initial investment is smaller than would be required for other types of contracts that would be expected to have a smaller response to changes in market factors; and

•  It is settled in the future.

Discount/Premium: The difference between the price of a bond and its par or face value, when it is bought or sold for lower or higher than the par or face value. Because bond price fluctuates with prevailing market interest rates, price will differ from the face value. For example, if market interest rates are higher than the coupon rate, the bond is bought or sold at a discount to adjust the bond’s yield to market rates. Conversely, if market interest rates are lower than the coupon rate, the bond is bought or sold at a premium to adjust the bond’s yield to market rates.

Effective interest method: It is a method of calculating the amortized cost of a financial asset or a financial liability (or group of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability.

Emerging market: An economy in the early stages of development, with markets of sufficient size and liquidity and receptive to foreign investment.

Endowment funds: Endowment funds generally are established by donor gifts and bequests to provide either a permanent endowment, which is to provide a permanent source of income, or a term endowment, which is to provide income for a specified period. The principal restriction is that the original contribution should be maintained intact in perpetuity. The income generated from the endowments may or may not be restricted in how it is used.

Fair value: The amount of consideration agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair value is similar to market value.

Financial asset: Assets that could be used to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations. A financial asset could be cash, a right to receive cash or another financial asset from another party, a right to exchange financial instruments with another party under conditions that are potentially favourable or equity of another entity.

Financial instruments: They are any contracts that give rise to financial assets of one entity and financial liabilities or equity instruments of another entity.

Financial liabilities: They are any liabilities that are contractual obligations: (a) to deliver cash or another financial asset to another entity; or (b) to exchange financial instruments with another entity under conditions that are potentially unfavourable to a government.

First-in, first-out: A method of valuing inventory where the cost of the first goods purchased or acquired is the cost assigned to the first goods sold. Therefore, the cost allocated to the inventory items on hand at the end of the period is the cost of those items most recently acquired.

Fixed income instrument: Interest-bearing instrument that provides a return in the form of fixed periodic payments and eventual return of principal at maturity, or money market instrument such as treasury bills and discount notes.

Floating rate: An interest rate that is reset periodically, usually every couple of months or sometimes daily.

Government business enterprise: A government organization that is a separate legal entity with the power to contract in its own name and that can sue and be sued; has been delegated the financial and

90	Government of Alberta | Annual Report 2023–24

CONSOLIDATED FINANCIAL STATEMENTS

Glossary (continued)

operational authority to carry on a business; sells goods and services to individuals and organizations outside of the government reporting entity as its principal activity; and can, in the normal course of its operations, maintain its operations and meet its liabilities from revenues received from sources outside of the government reporting entity.

Hedging: An activity designed to manage exposure to one or more risks.

Interest rate risk: Interest rate risk represents the risk that the fair value or future cash flows of a financial asset or financial liability will fluctuate because of changes in market interest rates.

Liquidity: The ease with which an asset can be turned into cash and the certainty of the value it will obtain.

Liquidity risk: The risk that a government may encounter difficulty in meeting obligations associated with financial liabilities and operational requirements.

Market risk: Market risk represent the risk that changes in market prices, such as foreign exchange rates, interest rates and prices of investment securities, will affect a government’s revenue or the value of its financial assets and liabilities. Market risk comprises three types of risk: currency risk, interest rate risk and price risk.

Modified equity: Under the modified equity method, the equity method of accounting is modified only to the extent that the government business enterprise’s accounting policies are not adjusted to conform with those of the government. Thus, the government aggregates a government business enterprise’s net assets and net income by adjusting the investment shown in the government’s statement of financial position and by presenting the net income as a separate item on the government’s statement of operations.

Net realizable value: The selling price less the estimated costs of completion and costs necessary to make the sale.

Non-financial assets: Assets that are acquired, constructed or developed and do not normally provide resources to discharge existing liabilities, but instead are normally employed to deliver government services; may be consumed in the normal course of operations; and are not for sale in the normal course of operations.

Onerous contract: A contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Operational risk: The risk that results from internal human and system errors or inadequate processes and controls.

Other comprehensive income from government business enterprises: It comprises items of income and expense (including reclassification adjustments) that are not recognized in the profit or loss of the government business enterprise’s Statement of Income (loss). Government Business Enterprise’s other comprehensive income is reported in the Consolidated Statement of Remeasurement Gains and Losses.

Other-than-temporary loss: A significant or prolonged decline in the fair value of an investment below its carrying value is evidence of an other-than-temporary loss in value of an investment.

Par value: A value set as the face or principal amount of a security, typically expressed as multiples of $100 or $1,000. Bondholders receive par value for their bonds at maturity.

Pooled investment funds: Also called “pooled funds” or “pools”, are funds in a portfolio from numerous individual investors that are aggregated for the purposes of investment, usually by investment management professionals, and may include, but not limited to, mutual funds, hedge funds, exchange traded funds and unit investment trusts, etc. They are aggregated to achieve economies of scale, diversification, and professional management and allow investors to diversify their holdings and reduce risk without the need to buy individual securities.

Prepaid expenses: An expenditure that is paid for in one accounting period, but which will not be entirely consumed until a future period. Consequently, it is carried on the government’s statement of financial position as an asset until it is consumed.

Present value: Today’s value of one or more future cash payments, determined by discounting the future cash payments using interest rates.

Present value technique: A method for evaluating the current value of future sum of money or stream of cash flow given a specified rate of return. The method accounts for the time value of money.

Price risk: Price risk is the risk that the fair value or future cash flows of a financial instrument will

Government of Alberta | Annual Report 2023–24	91

CONSOLIDATED FINANCIAL STATEMENTS

Glossary (continued)

fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. Price risk is influenced by the geopolitical environment, economic conditions and changes in the regulatory environment.

Prior year expenditure refunds: When recoveries of overpayments occur in the current year that are related to an expenditure of prior years, the recovery is accounted for as revenue of the current year.

Private equity: An ownership interest in a privately held company.

Public private partnership (P3): A legally binding contract between the Province and one or more public or private partners for the provision of assets and the delivery of services that allocates responsibilities and business risks among the various partners.

Purchased intangibles: Purchased intangibles are identifiable non-monetary economic resources without physical substance acquired through an arm’s length exchange transaction between knowledgeable, willing parties who are under no compulsion to act.

Realized gains and losses: Gains or losses are realized when investments are sold at a price over or below its book value and selling costs.

Refinancing risk: The risk that the fair value or future cash flows of a financial instrument will fluctuate due to refinancing.

Remeasurement gains and losses: Revenues and expenses recognized in the Consolidated Statement of Remeasurement Gains and Losses arising when prior to an item’s settlement, an exchange gain or loss is recognized; and when financial instruments in the fair value category are remeasured.

Repurchase agreements: Repurchase agreements are short-term agreements to sell securities in order to buy them back at a slightly higher price at a later time. The proceeds from the sale may be used to purchase other fixed income securities. The party selling the repurchase agreement is effectively borrowing, and the other party is lending. The lender is credited the implicit interest in the yield and price difference between the securities sold to be repurchased and the securities acquired from the sale proceeds. The securities sold under repurchase agreements are accounted for as secured borrowing.

Segment: A distinguishable activity or group of activities of a government for which it is appropriate to separately report financial information to help users of the financial statements identify the resources allocated to support the major activities of the government.

Settlement risk: The risk that arises from non-simultaneous payment exchanges (late or missed payments).

Spent deferred capital contributions: Spent deferred capital contributions represent the total net book value of contributed tangible capital assets and the portion of capital funding that has been expended on acquisition of tangible capital assets.

SuperNet: The Alberta SuperNet is a network of fibre-optic cables and wireless connections across Alberta. The SuperNet was built to connect public institutions (schools, hospitals, colleges, universities, libraries, and municipal offices) to a broadband network for high-speed Internet access, video conferencing and other services.

Unspent deferred contributions: Unspent deferred contributions consist of two components: unspent deferred operating contributions and unspent deferred capital contributions. These unspent deferred contributions represent the funding received by the government and not yet used in accordance with relevant stipulations or restrictions.

Yield curve: A graphic line chart that shows interest rates at a specific point for all securities having equal risk but different maturity dates.

92	Government of Alberta | Annual Report 2023–24

Performance Results

Government of Alberta | Annual Report 2023–2024	93

PERFORMANCE RESULTS

Management’s Responsibility for Reporting	95

Executive Overview	96

Priority One: Securing Alberta’s Future	101

Performance Indicators	115

Performance Indicator: Private sector employment	115

Performance Indicator: Long term unemployment rate	116

Performance Indicator: Wages and salaries growth	117

Performance Indicator: Enrollment in facility-based child care programs, family day home, and group family child care	118

Performance Indicator: Non-residential capital investment in Alberta	119

Performance Indicator: Value of Alberta’s exported products	120

Performance Indicator: Upstream energy investment	121

Priority Two: Standing up for Albertans	122

Performance Indicators	139

Performance Indicator: High school completion rate	139

Performance Indicator: Post-secondary transition rate	140

Performance Indicator: Surgical procedures that met national wait time benchmarks	141

Performance Indicator: Mental health and addiction-related emergency department visits with no interaction with publicly funded mental health and addiction services in the previous two fiscal years	142

Performance Indicator: Net-Debt-to-GDP in Alberta and comparator provinces (Quebec, Ontario, B.C.)	143

Performance Indicator: Per capita expenditure in Alberta and comparator provinces (Quebec, Ontario, B.C.)	144

Performance Indicators – Sources and Notes	145

94	Government of Alberta | Annual Report 2023–2024

PERFORMANCE RESULTS

Management’s Responsibility for Reporting

The Performance Results section of the Government of Alberta Annual Report is prepared by the Senior Assistant Deputy Minister, Treasury Board Secretariat under the general direction of the Deputy Minister of Treasury Board and Finance, as authorized by the President of Treasury Board and Minister of Finance pursuant to Section 8 of the Sustainable Fiscal Planning and Reporting Act (the Act). The Government of Alberta is responsible for the integrity and objectivity of information contained therein.

Under Section 8 of the Act, the Government of Alberta is to prepare and make public on or before June 30 of each year an annual report for the Province of Alberta for the fiscal year ending on the preceding March 31. The annual report must include a comparison of the actual performance results to the targets included in the Government of Alberta Strategic Plan and an explanation of any significant variances. Performance Results is prepared in accordance with this requirement and is published with the consolidated annual report of the Government of Alberta that forms part of the Public Accounts.

In order to meet Government of Alberta reporting requirements, the Senior Assistant Deputy Minister, Treasury Board Secretariat obtains performance results relating to each ministry as necessary. Deputy Heads in each ministry are responsible for maintaining management and internal control systems to ensure that the information provided by their ministry for presentation in Performance Results, including performance measure reporting and results reporting for key initiatives and activities, is prepared in accordance with the following criteria:

•	Reliable – information used in applying performance measure methodologies agrees with the underlying source data for the current and prior years’ results.

•	Understandable – the performance measure methodologies and results are presented clearly.

•	Comparable – the methodologies for performance measure preparation are applied consistently for the current and prior years’ results.

•	Complete – outcomes, performance measures and related targets match those included in the 2023-26 Government of Alberta Strategic Plan and Budget 2023.

The Government of Alberta Annual Report is tabled in the Legislature as a part of the Public Accounts and is referred to the Standing Committee on Public Accounts of the Legislative Assembly.

[Original signed by]

Katherine White

Deputy Minister of Treasury Board and Finance

June 5, 2024

Government of Alberta | Annual Report 2023–2024	95

PERFORMANCE RESULTS

Executive Overview

Performance Results 2024 reports on government’s priorities and objectives as identified in the 2023-26 Government of Alberta Strategic Plan which is part of Budget 2023, tabled in February 2023, and delivers on government’s commitment to openness and accountability by reporting on more than just financial information. This report, in concert with the Consolidated Financial Statements, Key Results, and Ministry Annual Reports allows Albertans to assess whether government has achieved its commitments and understand government’s progress towards achieving its priorities.

Alberta remains one of the fastest growing provinces in the country, leading in population growth and surpassing the national economy in job creation. Government is reporting a surplus for the third consecutive year in 2023-24, despite the pressures a growing population puts on government programs and services. Government focused on attracting people and investment and providing high quality programs and services to Albertans when and where they need them.

Key highlights

Securing Alberta’s Future

•	Government continued to attract highly skilled Canadian certified professionals to work in Alberta through the Labour Mobility Act which came into force in 2023.

•

The Agri-Processing Investment Tax Credit program was launched in April 2023 to boost the province’s competitive advantage by creating the right conditions to attract large-scale investment in Alberta’s value-added agricultural processing capacity. In 2023-24, six conditional approval letters were issued to value-added agriculture processors.

•	Government spent $515.9 million in new construction and expansion projects in Alberta’s important trade and industrial corridor routes.

•

In 2023-24, government continued to modernize the Land Title systems to eliminate the current backlog and prevent future backlogs, as well as remove delays in starting commercial, industrial and residential development.

•

Government achieved a one-third reduction in regulatory burden by January 2024 and is continuing work to speed up approvals for licenses and permits. Reductions in regulatory burden have saved Albertans, Alberta businesses and government more than $2.75 billion since 2019.

•

In November 2023, government announced the Alberta Carbon Capture Incentive Program (ACCIP) that provides incentives to facilities to incorporate Carbon Capture Utilization Storage (CCUS) into their operations. Through ACCIP, government will provide grants amounting to 12 per cent of new eligible CCUS capital costs to support industries facing emission reduction challenges.

•

Government continued to invest in quality, accessible, inclusive, and affordable child care programs. In 2023-24, Alberta provided $577 million to make child care more affordable for parents, including reducing parent fees to an average of $15 per day for children up to kindergarten-age in January 2024. In 2023-24, there was an increase of 14,200 child care spaces and an increase in enrollment of 10,000 from the previous year.

•

In 2023-24, Alberta’s government provided $53.3 million through the Apprenticeship Learning Grant to support more than 23,000 apprenticeship seats in 11 public post-secondary institutions across Alberta.

96	Government of Alberta | Annual Report 2023–2024

PERFORMANCE RESULTS

•

Provided $3 million to post-secondary institutions to support the development and implementation of new micro-credential programs to help Albertans develop the specialized, job-ready skills demanded in priority industry sectors.

•

In 2023-24, a total investment of $11.6 billion for the Dow Path2Zero project near Fort Saskatchewan was announced, representing one of the largest private sector investments in Alberta’s history. The Dow Path2Zero project is the world’s first net zero carbon emissions petrochemical manufacturing facility. The project is expected to create 6,000 to 7,000 temporary jobs during peak construction and approximately 400 to 500 permanent jobs once fully operational.

Standing up for Albertans

•

Careful management of financial resources combined with population growth and strong commodity prices saw government achieve a surplus for the third year in a row at $4.3 billion in 2023-24. Alberta remains the least indebted province or territory with a net-debt-to-GDP ratio of 9.4 per cent as March 31, 2024.

•

Government continued to take steps to grow the Heritage Fund. The market value of the Heritage Fund increased from $21.2 billion in 2022-23 to $22.9 billion in 2023-24. This increase primarily stemmed from $1.7 billion of investment earnings being retained within the Heritage Fund which produced higher than expected returns during 2023-24.

•

Government supported Albertans impacted by inflation and high cost of living through a series of targeted measures under the Affordability Action Plan, including indexing the personal income tax system and social benefit programs to inflation, a full pause of the fuel tax from April 1, 2023 to December 31, 2023, and targeted relief to families, seniors and vulnerable Albertans.

•

Government implemented several initiatives to reduce emergency department (ED) and emergency medical service wait times under the Health Care Action Plan. Patients are now waiting less time for an ambulance and spending less time at the ED before being admitted, with 90 per cent of patients admitted within 39 hours as of January 2024, down from 42 hours in November 2022.

•

Government continued to implement the Alberta Surgical Initiative under the Health Care Action Plan to reduce surgery backlogs and strengthen surgical services in Alberta including completing 10,200 (or 4 per cent) more total surgeries than in 2022-23 and reducing surgery wait times.

•

In November 2023, government announced the health care system refocusing initiative to improve patient outcomes and empower health care workers to deliver quality care throughout Alberta through the creation of an integrated health care system with four provincial health agencies that will be established throughout 2024-25, including primary care, acute care, continuing care and mental health and addiction.

•

Licensed recovery communities opened in Red Deer and Lethbridge in 2023-24. Government also committed to build five recovery communities in partnership with Indigenous communities to provide culturally safe and community-based addiction recovery services for people pursuing recovery.

•	In 2023-24, government invested $533.8 million in the construction of school facilities, 14 school capital projects were completed and an additional 57 are underway.

•

The Alberta Indigenous Opportunities Corporation (AIOC) continued to provide loan guarantees to reduce the cost of capital for Indigenous groups and to support their ability to raise capital to invest in natural resource projects. In 2023-24, the loan capacity for the AIOC was increased from $1 billion to $2 billion. Since 2019, the AIOC has backstopped $681 million in loan guarantees to support Indigenous investment in seven major resource projects.

Government of Alberta | Annual Report 2023–2024	97

PERFORMANCE RESULTS

Priority One: Securing Alberta’s Future

Objectives

1.	Connecting Albertans to jobs

Status: Ongoing - Government delivered a broad suite of training programs to connect Albertans to jobs and address labour demands in key sectors as well as worked to increase access to high quality, accessible, inclusive, and affordable child care.

2.	Attracting investment and growing the economy

Status: Ongoing - Alberta continued to attract investment, supported access to new markets for Alberta exports, and took action to diversify the economy.

3.	Building Alberta

Status: Ongoing - Government invested in municipal infrastructure, irrigation networks, and broadband access to support the economy and improve Alberta communities.

4.	Securing a fair deal for Alberta within a united Canada

Status: Ongoing - Alberta continued to assert its interest through intergovernmental forums and defended the constitutional jurisdiction of the province. Alberta stood up to the federal government in areas related to federal transfer payment programs, environmental assessments and gun ownership.

5.	Reducing unnecessary government oversight

Status: Ongoing - Government achieved its target to reduce regulatory burden by one-third and took action to speed up approvals for permits and licenses.

6.	Standing up for Alberta’s natural resources

Status: Ongoing - Government continued to promote Alberta as a responsible steward for energy development and advance Alberta’s natural resource development through partnerships and access to new markets.

Performance Indicators

Private sector employment

Status: Increasing - The number of jobs in the private sector increased by 4.6 per cent from 1,587,000 in 2022 to 1,660,000.

Long-term unemployment rate

Status: Improving - The share of unemployed Albertans who were long-term unemployed fell from 21 per cent in 2022 to 16 per cent in 2023.

Wages and salaries growth

Status: Increasing - Wages and salaries grew by 7.2 per cent year-over-year in 2023 alongside a 2.7 per cent growth in full-time employment between December 2022 and December 2023, which was above the national average

Enrollment in facility-based child care programs, family day home, innovative, and group family child care

Status: Increasing - The total number of children enrolled in a licensed child care program in 2023-24 stood at 158,800 with an additional 14,200 spaces created in 2023-24.

Non-residential capital investment in Alberta

Status: Stable - Alberta’s per capita non-residential capital investment of $14,773 in 2023 remained the highest among Canadian provinces and 75 per cent higher than the Canadian average of $8,446 per capita.

Value of Alberta’s exported products

Status: Decreasing - The value of Alberta’s exports was $174.9 billion in 2023, down 14.7 per cent year-over-year from 2022, mainly due to a decline in oil prices that reduced the value of Alberta’s energy exports. The value of non-energy exports increased slightly between 2022 and 2023.

Upstream energy investment

Status: Increasing - Upstream energy investment in Alberta saw the third consecutive year of growth with investment totaling $29.0 billion in 2023, up 3.6 per cent from 2022.

98	Government of Alberta | Annual Report 2023–2024

PERFORMANCE RESULTS

7.	Ensuring the health and integrity of Alberta’s environment and ecosystems

Status: Ongoing - Government continued to make targeted investments to reduce emissions through the Technology Innovation and Emissions Reduction fund and announced its plan to support carbon neutrality by 2050. Government also continued to deliver programming to protect Alberta’s natural habitat.

Priority Two: Standing Up for Albertans

Objectives

1.	Providing value for each tax dollar spent

Status: Ongoing - Responsible fiscal management guided by the fiscal framework allowed the province to achieve a surplus in 2023-24 with projected surpluses in future fiscal years. Alberta leads the nation with the lowest net-debt-to-GDP ratio and per capita expenditure is now below comparator provinces while still funding services Albertans rely on.

2.	Making life more affordable

Status: Ongoing - Government delivered on commitments as part of the Affordability Action Plan to provide immediate cost of living and inflation relief in several areas alongside targeted relief for families, seniors and the most vulnerable.

3.	Albertans most in need

Status: Ongoing - Government continued to modernize social service delivery for seniors, persons with disabilities and low-income Albertans, and partnered with community and civil society to support Alberta’s most vulnerable.

Performance Indicators

High School completion rate

Status: Stable - In 2022-23, more than 88 per cent of students completed high school within five years of entering Grade 10.

Post-Secondary transition rate

Status: Stable - In 2022-23, 60 per cent of Alberta’s high school students transitioned to post-secondary within six years of entering Grade 10.

Surgical procedures that met national wait time benchmarks

Status: Increasing - Between 2022-23 and 2023-24, the proportion of surgeries that met national wait time benchmarks increased for knee and hip replacements (53.3 and 62.4 per cent respectively). The proportion of cataract surgeries that met national wait time benchmarks was 59.7 per cent in 2023-24.

Mental health and addiction-related emergency department visits with no physician or community provided mental health services in previous two years

Status: Stable - In 2022-23, 19.5 per cent individuals who accessed emergency departments for mental health and addiction-related issues had not received publicly funded mental health and addiction services in the previous two years, indicating improved access to services in the communities over time.

Government of Alberta | Annual Report 2023–2024	99

PERFORMANCE RESULTS

4.	Ensuring an accessible and modernized health care system

Status: Ongoing - Government continued to deliver on the Health Care Action Plan to build a better health care system that supports patients needing care, including reducing the backlog for surgeries and wait times for EMS and emergency room visits as well as increasing the number of frontline health care and support staff.

5.	Providing quality education and skills development to Albertans

Status: Ongoing - Alberta continued to focus on providing high-quality K-12 and post-secondary education with a particular focus on supporting students transitioning from secondary to post-secondary education and into the workforce.

6.	Partnering with Indigenous communities

Status: Ongoing - In additional to advancing reconciliation efforts, government increased the loan capacity of the Alberta Indigenous Opportunities Corporations and continued to partner with Indigenous communities to pursue economic opportunities through the First Nations Development Fund and other programs.

7.	Enhancing the justice system

Status: Ongoing - Alberta continued to make innovations in the justice system to make it more efficient and to better serve Albertans, and partnered with the Edmonton and Calgary Police Services to address public safety concerns in Alberta’s largest cities.

8.	Building better communities

Status: Ongoing - Government invested in services to support newcomers, the arts, affordable housing, parks and recreational opportunities to improve Alberta communities and enhance the quality of life for Albertans.

Net-Debt-to-GDP in Alberta and comparator provinces

Status: Improving - In 2022-23, Alberta remained the least-indebted Canadian province with an estimated net-debt-to GDP ratio of 9.4 per cent.

Per capita expenditure in Alberta and comparator provinces

Status: Improving - Alberta has gradually reduced the per capita spending gap with comparator provinces (British Columbia, Ontario and Quebec) while continuing to fund services Albertans rely on. In 2022-23, per capita spending in Alberta ($13,561) was lower than the average of comparator provinces ($14,193).

100	Government of Alberta | Annual Report 2023–2024

PERFORMANCE RESULTS

Priority One: Securing Alberta’s Future

With a vision to build and diversify Alberta’s economy, attract investments, and position Alberta as a job creating hub, the Government of Alberta continued to defend and advance Alberta’s economic interests against federal intrusion while asserting its constitutional jurisdiction within Canada. It made investments in priority sectors such as oil and gas, technology, infrastructure, economic corridors, and rural communities and saved costs for Albertans by modernizing its regulatory environment. Government continued to uphold respect for treaty rights and relationships with First Nations, Métis and Inuit peoples of Alberta while implementing programming and strategic engagements that attract investments in the Alberta’s energy sector and market its responsible and affordable energy to the world.

Objective 1 | Connecting Albertans to jobs

•	In 2023-24, Alberta’s government continued to create awareness about skilled trades and strengthen the apprenticeship system in the province. This was done by:

-

Providing $22.5 million for community partner organizations to promote and build awareness of the skilled trades, including over $5 million for Alberta at Work Apprenticeship Partnerships grants where recipients successfully recruited vulnerable and/or under-represented students to their pre-apprenticeship/pre-employment training programs and raised awareness of opportunities in apprenticeship education and the skilled trades.

-	Providing $53.3 million through the Apprenticeship Learning Grant to support more than 23,000 apprenticeship seats in 11 public post-secondary institutions across Alberta.

-	Launching the My Skilled Trades Network, an industry engagement system that facilitates government consultations with stakeholders and industry on trades-related matters.

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Adding new digital tools to provide enhanced service delivery, increased flexibility, and greater self-service functionality. New tools include an online exam scheduling tool and a new application process.

-	Providing $3.6 million over three years for a Digital Tradesperson Project to support post-credential training for construction workers, including strengthening the digital skills of tradespeople.

•

Government was responsive to the needs of job creators with targeted investments to support apprenticeship training, micro-credentials, and work-integrated learning by committing more than $600 million from 2022 to 2025 through the Alberta at Work program to support workers with skills development, training and wage programs, and enhanced labour market information. Government actions toward these priorities included:

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As part of the Alberta at Work initiative, providing Workforce Strategies grants to support organizations with innovative solutions to help Albertans develop new skills and assist employers and industry to grow their workforce.

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Committing $1.2 million over three years to support the establishment of Alberta Centre for Labour Market Research at the University of Alberta to enhance labour market information available to Albertans.

Government of Alberta | Annual Report 2023–2024	101

PERFORMANCE RESULTS

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Updating the Alberta Credential Framework to recognize education credentials under the Skilled Trades and Apprenticeship Education Act which improves the process for post-secondary institutions to grant advanced standing for apprenticeship education towards other post-secondary programming.

-	Committing $68 million to fund over 4,000 new seats in high-demand post-secondary programs across the province through the Targeted Enrolment Expansion program.

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Providing $3 million to post-secondary institutions to support the development and implementation of new micro-credential programs to help Albertans develop the specialized, job-ready skills demanded in priority industry sectors.

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Providing $1.2 million to provide 205 post-secondary students and recent graduates with more opportunities to gain work experience in their area of study through the Work-integrated Learning Voucher program.

•	Government addressed labour market demands in the aviation industry by:

-	Providing $530,000 to support the aviation diploma program and $1.5 million to create and expand the Bachelor of Aviation Management program at Mount Royal University.

-	Committing $4.5 million over three years (2023-26) in Air Access Bursaries, valued at $10,000 each, to support students entering aviation programs. In 2023-24, 75 students received the bursary.

-	Providing almost $6.5 million through the Aviation Skills Grant to support the growth of more highly skilled jobs in the aviation and aerospace sector.

•	In 2023-24, government continued to address challenges in the supply chain industry by addressing the commercial driver labour shortage. These included:

-	Establishing the Commercial Driver Shortage Committee to work with industry to identify and address factors impacting the commercial driver shortage in Alberta.

-

Reviewing and altering requirements for the Mandatory Entry Level Training for Class 1 drivers leading to the newly developed made-in-Alberta Class 1 learning pathway that provides a flexible, apprenticeship-style approach, focused on attracting and retaining drivers in the profession.

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Providing Commercial Driver Grants to help 765 Albertans, including 34 women, complete training to obtain their Class 1 driver’s licence or build competencies for Class 2 and 4 drivers. Funding provided in 2023-24 included:

>	$6.8 million for unemployed and underemployed Albertans to obtain Class 1 driver’s licence.

>	$1.3 million to support women drivers through Women Building Futures initiative.

•

Government continued to invest in quality, accessible, inclusive, and affordable child care programs. In 2023-24, Alberta provided $577 million to make child care more affordable for parents, including reducing parent fees to an average of $15 per day for children up to kindergarten-age in January 2024. Government actions included:

-

Providing Space Creation Grants funding to create child care spaces where they are needed most. Launched in 2022, the Space Creation grant enables child care operators and family day home agencies to create spaces in areas of limited availability or high demand. As of March 31, 2024, the ministry provided $35.4 million to 126 successful applicants who committed to creating approximately 9,000 full-time licensed child care spaces. Of these, 5,100 spaces have already opened and are providing child care for Alberta families.

102	Government of Alberta | Annual Report 2023–2024

PERFORMANCE RESULTS

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Continuing to grow the early childhood educator workforce by providing approximately $4,300 in professional development and release time support to early childhood educators (ECEs). In 2023-24, approximately 10,000 ECEs accessed professional development and release time funding, totalling $14.5 million.

•

Through the Inclusive Child Care Program, government supported 1,015 licensed child care providers in 2023-24 to assist child care programs and educators to build their capacity and confidence to include children who have extra support needs, increase families’ access to inclusive child care, and prevent the exclusion or removal of children from child care programs. Government also provided $5.4 million to five regional community partner agencies to offer inclusive child care coaching and capacity building supports.

•

Employment Hub Virtual Assistants (EHVA) allowed Albertans in rural communities to connect virtually to a Career and Employment Centre (CEC) in either Lethbridge or Medicine Hat using a dedicated cubicle in an Alberta Supports Centre in Brooks, Crowsnest Past and Pincher Creek. In 2023-24, an EHVA pilot project was implemented at the Lethbridge Correctional Centre to address the employment needs of Albertans leaving incarceration and support incarcerated Albertans to successfully transition back to community.

•

Nearly $2.35 million was provided to 324 students as part of Northern Alberta Development Bursaries to train for jobs that are in demand in northern Alberta. Bursaries include a return of service component as a condition of support with a combined return service rate across all bursary programs of 75.3 per cent for 2023-24.

•

In 2023-24, the government invested $1.3 billion in capital maintenance and renewal projects to protect the province’s key infrastructure. This includes roads and bridges, health facilities, schools, information and technology infrastructure, senior facilities, and other housing throughout Alberta.

Objective 2 | Attracting investment and growing the economy

•	Government continued to support access to new markets for Alberta exports and advance its trade interests by planning and executing international and trade missions. These included:

-	Seven out-of-country missions by the Premier including Washington D.C. and COP28 in Dubai.

-	Nine out-of-province missions by Members of the Legislative Assembly including United States transboundary engagement.

-	More than 40 outreach engagements with strategic international markets including Japan, Korea, the United Kingdom and the Unites States.

-	More than 25 engagements with foreign officials visiting Alberta including official and working visits and major global events such as Global Energy Show and the World Petroleum Congress.

•	Government also continued to maintain partnerships with regions around the world to promote economic development and cross-cultural collaboration. These included:

-	Ukraine Ministry of Energy: A Memorandum of Understanding establishing Alberta’s advisory and physical support for the reconstruction of Ukrainian energy infrastructure (February 2024).

-	Colorado: An energy and climate partnership to align approaches and share information to advance energy and carbon management solutions (January 2024).

Government of Alberta | Annual Report 2023–2024	103

PERFORMANCE RESULTS

-	Lviv, Ukraine: Refreshed partnership with Oblast province and agreed to collaborate across many policy areas, highlighting Lviv’s energy sector (renewed December 2023).

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Philippines Labour Cooperation: Renewed agreement with the Philippines that Alberta will be promoted as a work destination in exchange for support to those workers in Alberta (first implemented in 2008).

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Maintaining a network of 16 Alberta International Offices located in four key regions (the United States; Europe, the Middle East and Africa; Asia; and Latin America) to advance Alberta’s interests in relation to trade and investment, address workforce challenges and attract research development.

•

In 2023-24, government implemented over 100 marketing campaigns, supported over 60 investor visits, and pursued over 1,500 investment opportunities through the Invest Alberta Corporation. Notable investments supported by the Government of Alberta directly or involving the Invest Alberta Corporation included:

-	Establishing an agricultural equipment manufacturing facility in Medicine Hat by S3 Group.

-	Three-year expansion investment in Calgary by U.S. based company EventCombo.

-	$12.5 million expansion investment over three years by software company TEKNOL.

•

In 2023-24, a total investment of $11.6 billion for the Dow Path2Zero project near Fort Saskatchewan was announced, representing one of the largest private sector investments in Alberta’s history. The Dow Path2Zero project is the world’s first net zero carbon emissions petrochemicals manufacturing facility that will decarbonize a portion of Dow’s global ethylene capacity, while growing polyethylene supply in the province. The increase in ethylene and polyethylene capacity from the site allows Alberta to significantly strengthen the province’s export potential to global markets. The project is expected to create 6,000 to 7,000 temporary jobs during peak construction and approximately 400 to 500 permanent jobs once fully operational.

•

The Alberta Export Expansion Program (AEEP) provides funding to export-ready small and medium-sized enterprises, including non-profit organizations, to travel to global markets to promote their products, make business connections and explore partnership opportunities. In 2023-24, 295 Alberta businesses, municipalities, Indigenous communities and industry associations were supported through AEEP to access international markets and attract global buyers. Government revised the program to reduce red tape, clarify program criteria and promote increased consistency and access. Optimizing this program ensures companies can better use their time to build their businesses and focus on exporting to new markets.

•

The Investment and Growth Fund aims to increase Alberta’s competitiveness and capacity for economic growth. The fund awarded over $6 million in grants in 2023-24 drawing in investment projects totaling $98 million in capital expenditure, including:

-	English Bay Chocolate Factory: A new $30 million facility in Stony Plain to house production, warehousing and office space will create 73 permanent jobs and 90 temporary jobs during construction.

-	S3 Group: A new 22,000-square-foot and $7 million agricultural equipment facility in Medicine Hat will create 100 new permanent and 14 temporary jobs.

-	Structural Truss Systems Ltd.: A new 180,000-square-foot and $28.5 million facility in Fort Macleod will create 33 permanent and 12 temporary jobs.

-	Fortinet: A new $30 million facility in downtown Calgary will create 85 permanent jobs in the cybersecurity sector and 80 temporary jobs.

104	Government of Alberta | Annual Report 2023–2024

PERFORMANCE RESULTS

•

Investments in the energy sector were stimulated through targeted property tax incentives of aproximately $122 million in 2023-24, including a three-year property tax holiday for all new well and pipeline assets until the 2024 tax year.

•

Government continued to attract highly skilled Canadian certified professionals to work in Alberta through the Labour Mobility Act which came into force in 2023. The Act streamlines documentation requirements for already certified out-of-province workers in more than 100 regulated occupations and implements legislated timelines for registration decisions, reducing barriers to credential recognition for newcomers to Alberta from other parts of the country.

•

Government spent over $8 million in 2023-24 on the Alberta Advantage Immigration Program to attract job-creating entrepreneurs and skilled workers to Alberta. In total, 10,029 nomination certificates were issued in 2023-24 towards permanent residence, maximizing Alberta’s nomination allocation from the federal government for the year. Government continued to address labour gaps, including in rural Alberta, health care, construction, technology and other sectors through the program streams and pathways. The Tourism and Hospitality Stream was launched on March 1, 2024, to address labour challenges in Alberta’s visitor economy.

•

As part of the Alberta Technology and Innovation Strategy, government supported advancements in the areas of artificial intelligence, quantum science and intellectual property commercialization to position Alberta as an internationally recognized technology and innovation hub. Government actions included:

-	Contributing $30 million to the Alberta Machine Intelligence Institute through Alberta Innovates.

-

Providing $5 million in 2023-24, for a total of $23 million over five years beginning in 2022, for the Quantum City program to support research, spin-out companies and talent development in quantum science.

-	Showcasing Alberta’s leadership in the quantum space by organizing events like qConnect and collaborating with Amazon for a Quantum Challenge.

-	Contributing $1 million in micro-credential programming to enhance awareness, commercialization and training in the intellectual property field.

-	Implementing innovative programs such as the Research Capacity Program, Major Innovation Fund and Strategic Research Investment to enhance Alberta’s competitiveness.

•

Government continued to foster a thriving venture capital industry in Alberta by connecting entrepreneurs to investors through the Alberta Enterprise Corporation (AEC). Since its inception in 2008, AEC and its partners have invested $1.2 billion into 87 Alberta companies, which has led to the creation of 3,205 direct jobs in the province to date. Overall, this $1.2 billion investment exceeds AEC’s cumulative investment $1.151 billion for the 2023-24 fiscal year

•

In 2023-24, the Film and Television Tax Credit continued to support a thriving Alberta film and television industry. The program authorized 43 new productions to participate in the program with expected investments totalling $293 million. Additionally, 36 productions were approved for $103.3 million in tax credits during the year. The Alberta Film Commission also promoted Alberta as a world-class filming destination at events like the American Film Market, the Banff World Media Festival and the Calgary International Film Festival. In 2023-24, several major studio projects were filmed in Alberta as a result of government’s commitment to the sector and the strategic marketing and support of the Alberta Film Commission.

Government of Alberta | Annual Report 2023–2024	105

PERFORMANCE RESULTS

•

Government launched the Agri-Processing Investment Tax Credit program in April 2023 to boost the province’s competitive advantage by creating the right conditions to attract large-scale investment in Alberta’s value-added agricultural processing capacity and create new jobs in food and agri-processing. In 2023-24, six conditional approval letters were issued to value-added agriculture processors.

Objective 3 | Building Alberta

•	In 2023-24, government supported enhanced access to high-speed internet across the province by:

-

Signing contribution agreements with 21 recipients for 45 projects that will provide up to $289 million in combined public funding to serve more than 33,000 underserved households. Three of these projects are complete and others have in service dates through to 2027.

-

Launching the Starlink Pilot program to test its feasibility as a future high-speed satellite internet rebate program for Alberta’s hardest to connect and underserved households not covered by fibre or fixed wireless projects.

•

Government supported the expansion and improvement of the irrigation network in Alberta to enhance and diversify crop production, irrigate more land and provide expanded food manufacturing opportunities.

-

In 2021, government partnered with the Canadian Infrastructure Bank and nine irrigation districts to provide $933 million through the Irrigating Alberta Infrastructure Investment Grant until 2028. This is the largest one-time investment in irrigation in Alberta’s history which will help grow the agri-food industry, expand primary agricultural production and support a diversified value-added processing industry. This investment could expand irrigated agricultural lands by up to 230,000 acres.

-

Since 2021, 38 of 92 modernization projects have been substantially completed to make better use of agricultural irrigation water supply and increase agricultural production opportunities (out of these 12 were completed in 2023-24).

-

In 2022-23[1], a total of 84.2 per cent of agricultural farmlands in the irrigation districts were irrigated using a high-efficiency application system, an increase of 6.9 per cent compared to five years ago.

•

Government provided programs and grants under the Farm Fuel and Rural Utility Programs to assist rural Albertans with affordable essential services including $700,000 under the Rural Utilities Electric Program Grant; $5.7 million under the Rural Utilities Gas Program Grant; $250,000 under the Rural Utilities Water Program Grant; $525,000 under the Kainai Forage Natural Gas Pipeline Grant and $1.7 million through the Remote Area Heating Allowance Grant Program.

•

Government continued to make infrastructure investments in Alberta’s municipalities to support local decision-making, sustain local jobs, and position Alberta’s communities to participate in Alberta’s economic growth. Investments in 2023-24 include:

-	Providing $485 million to local governments through the Municipal Sustainability Initiative. Local governments committed approximately $604 million to 688 projects.

-

Providing $265.4 million from the federally funded Canada Community-Building Fund to help local governments build and revitalize their local public infrastructure. Local governments committed more than $342.7 million for 396 new municipal infrastructure projects.

[1]	Results for 2023-24 will be available in July 2024

106	Government of Alberta | Annual Report 2023–2024

PERFORMANCE RESULTS

•

In 2024, government replaced the Municipal Sustainability Initiative (MSI) with the Local Government Fiscal Framework (LGFF) as per the Local Government Fiscal Framework Act. The continuing features of MSI in LGFF include providing support for a broad range of project types to reflect local priorities for infrastructure and flexibility in the timing of when funding can be used. It also allows municipalities to save up funding allocations for larger projects. Under the LGFF, government is:

-

Implementing a baseline funding level of $722 million in 2024-25 and adjusting future program funding based on the full percentage change in provincial revenues to strengthen partnership with local governments and ensure sustainability of funding.

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Allocating $382 million to Calgary and Edmonton based on a legislated formula and $340 million to the remaining local governments based on an approved formula to provide equitable and predictable funding to communities with the greatest needs.

-	Finalizing the administrative details of the capital component of the LGFF.

•	Government invested in Alberta’s economic corridors to create jobs and stimulate economic development and investment. Actions taken in 2023-24 included:

-

Completing the final portion of the Calgary Ring Road which opened to public traffic in December 2023 and investing in the expansion of Edmonton’s southwest leg of Anthony Henday Drive from four to six lanes.

-	Completing an agreement with Saskatchewan and Manitoba for interprovincial infrastructure collaboration to support trade and economic growth across the Prairies and to reduce barriers.

-	Working with other Western provinces and territories to build similar cooperation.

-	Providing $515.9 million in new construction and expansion projects in Alberta’s important trade and industrial corridor routes.

-	Awarding a design build contract to begin twinning 46 kilometres of Highway 3 from Taber to Burdett, a key economic corridor and east-west link seeing approximately 3,900 vehicles a day.

-	Contributing $108.2 million to the new interchange on Highway 2 (QEII) at Leduc.

-	Spending $83.1 million for upgrades to Deerfoot Trail in Calgary.

-	Starting project scoping on a new interchange on Highway 1 in Wheatland County to support the proposed DeHavilland development.

-	Providing $1.1 million through the Regional Airport Development Grant to support improved airport infrastructure and air transportation.

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Contributing $1.3 million in grant funding to advance connections to support the Calgary Airport Rail Connection Study to determine optimal, affordable solutions to connect rail to the airport and downtown Calgary, and to advance engineering for the Blue Line LRT extension towards the airport.

•	Government supported enhancements to municipal infrastructure and connecting communities through capital grant programs, including:

-	$570.8 million comprised of $327.7 million in provincial funding for the LRT projects in Edmonton and Calgary and $243.1 million in federal funding

-	$27.4 million in the Strategic Transportation Infrastructure Program to support over 100 projects of bridge improvements, upgrades to roads, and community airport development across Alberta.

Government of Alberta | Annual Report 2023–2024	107

PERFORMANCE RESULTS

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$55.9 million to help municipalities develop and maintain water/wastewater infrastructure through the Alberta Municipal Water/Wastewater Partnership and Water for Life, First Nations Water Tie-In Program and Lethbridge Waterline Expansion.

Objective 4 | Securing a fair deal for

Alberta within a united Canada

•	Government opened the Alberta Office in Ottawa to establish relations with the federal government and to advance Alberta’s interests.

•

Government continued to advance and defend Alberta’s economic interests with the federal government by ensuring that Alberta is well represented in free trade agreement negotiations and beneficial outcomes are achieved in provincial jurisdictional issues. Canada has 14 bilateral and regional free trade agreements with 50 countries, covering 1.5 billion consumers worldwide. By continuing to support strong bilateral trade under these agreements, government is ensuring that Alberta industries have access to international and national markets. Significant agreements and negotiations include:

-	Canada-U.S.-Mexico Trade Agreement: Under this agreement, the U.S. remains Alberta’s largest export market, purchasing 89.3 per cent of all provincial exports in 2023.

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Canada-European Union Comprehensive Economic and Trade Agreement and Comprehensive and Progressive Agreement for Trans-Pacific Partnership: These agreements give Alberta exporters a competitive advantage in their respective markets over their U.S. counterparts.

-	Alberta is actively engaged in negotiations with Indonesia and the Association of Southeast Asian Nations with prospective negotiations with Ecuador. Negotiations with the U.K. and India have paused.

•

Securing a fair deal within confederation by advocating for changes to federal transfers continued to be a focus in 2023-24. Alberta remained committed to advocating for a greater focus on enhancing Canada’s investment and productivity growth, with all governments working collaboratively to ensure continued long-term prosperity for all Canadians. In April 2023, government released a position paper (“Responding to Canada’s Growth Challenge: Options to Reform Equalization”) that detailed Alberta’s concerns with the existing federal equalization program and proposed a detailed plan of reforms that would make the program fairer to Canadian taxpayers, while at the same time improving its transparency and simplicity.

•	Government continued to define and defend Alberta’s leadership on Environmental, Social and Governance (ESG) standards across all sectors through Alberta’s ESG Strategy. This included:

-	Demonstrating government’s focus on strong ESG performance across the province.

-	Educating ESG stakeholders on Alberta’s Jurisdictional ESG Framework through presentations and ESG 101 sessions.

-	Engaging major Canadian financial stakeholders to understand their approaches to ESG, to inform them of Alberta’s ESG record, and to build relationships and trust.

•	Government continued to advocate for changes to federal firearms legislation to deter crime and to ensure safe communities.

-	In 2023-24, government spent $6.1 million to support the mandate of the Alberta Chief Firearms Office which includes advocating for federal legislation that supports law-abiding firearm owners.

108	Government of Alberta | Annual Report 2023–2024

PERFORMANCE RESULTS

-

Alberta has applied to intervene on the appeal of the October 2023 federal court decision to dismiss the challenge of the federal order in council to prohibit certain firearms and criminalize owners on the basis that the federal government’s legislation is unconstitutional.

-

Government also passed two regulations under the Alberta Firearms Act, the Alberta Firearms Regulation and the Seizure Agent and Provider Licensing Regulation, to ensure Alberta has input into the implementation of federal firearms confiscation activities occurring within the province.

Objective 5 | Reducing unnecessary government oversight

•

In 2023-24, government responded to stakeholder needs and continued to modernize the Land Title systems to eliminate the current backlog and prevent future backlogs; remove delays in starting commercial, industrial and residential development; and ensure money is moved faster when homes and businesses are bought and sold. Government actions included:

-	Spending $18.4 million to improve turnaround times for document registrations and surveys.

-

Spending $10.5 million to complete the foundational work for the Land Titles replacement system as a long-term solution to prevent future backlogs and to ensure continued improvement to service delivery.

-	Eliminating the Land Titles document backlog and returning processing times to the standard 10-12 business days.

•	Government continued to reform its regulatory processes and service delivery by cutting red tape and implementing outcome-based approaches to save costs for Albertans. Government actions included:

-	Reducing red tape by one-third as of January 2024. These reductions in regulatory burden have saved Albertans, Alberta businesses, and government more than $2 .75 billion since 2019.

-	Cataloguing performance data of over 300 permit streams to benchmark government’s success in meeting its service standards and to inform strategies for further reductions in wait times.

-

Examining policy options for the implementation of an “automatic yes approach” to permit approvals while continuing to ensure all health, safety and environmental protections are considered and upheld.

-

Continuing to support an enhanced portal on the Cutting Red Tape website (www.alberta.ca/ cutredtape) to ensure Albertans can provide recommendations on ways to cut red tape and improve government service delivery.

-	Saving approximately $77 million in costs for Alberta’s drivers through the elimination of the advanced road test for Class 5 and Class 6 drivers.

-

Increasing efficiencies for members of the public, municipalities, and utility companies pursuing highway development through foundational work in 2023-24 to implement the Roadside Planning and Application Tracking Hub (RPATH). Since its introduction in 2023, and through continuous improvement, the RPATH portal has allowed applicants to submit and monitor permit applications online, replacing email and paper forms and reducing wait times for decisions on permit applications by 40-60 per cent.

•

In 2023-24, government spent $7.6 million to modernize Alberta’s Motor Vehicles system that serves the needs of over 3.6 million registered vehicles through more than 200 registry offices. Government actions included signing an agreement with the State of Arizona to use the code from their system for Alberta’s replacement Motor Vehicles system.

Government of Alberta | Annual Report 2023–2024	109

PERFORMANCE RESULTS

•

Government continued to support the Land and Property Rights Tribunal (LPRT) by modernizing and improving its processes and timelines , while recognizing its independence as a quasi-judicial tribunal. This is to strengthen the rights of landowners and oil and gas operators to receive fair and timely decisions on surface rights disputes. In 2023-24, the LPRT implemented measures to improve timelines for issuing decisions and exceeded its self-imposed timelines for most applications, excluding applications received under Section 36 (recovery of compensation). Government actions included:

-	Launching and enhancing the Surface Rights E-Filing Portal to allow landowners/occupants to submit and monitor recovery of compensation applications online.

-	Revising and consolidating application forms to reduce multiplicity of steps and improve processing timelines.

-

Automating the data entry process and email management for recovery of compensation applications to improve timeliness for acknowledging applications and reduce data entry errors that may cause decision delays.

-	Recruiting additional part-time tribunal members.

Improving decision timelines for surface rights applications

Application Type	Assigned Target	Average Timelines

Routine applications	90 days	Within four days

Complex applications	120 days	Within 115 days

Precedent setting applications	No target	Within 58 days

Section 36 applications	90 days	Within 150 to 180 days

•	Government worked with the federal government and other jurisdictions to review and remove red tape and barriers to internal trade by:

-	Working closely with British Columbia to allow greater market access for Alberta products.

-	Continuing to actively work with provinces and territories across the country to enhance the direct-to-consumer sale of alcohol.

-	Addressing barriers to the interprovincial sale of meat by working with Alberta, Saskatchewan and the Canada Food Inspection Agency.

-

Completing Phase 1 of a two-year pilot project in Lloydminster to address the complex regulations that limit the sale of food across provincial borders. In February 2024, the federal government announced a 45 day consultation period on an exception from the Safe Foods for Canadians Regulation for the city of Lloydminster

-

Being one of the first jurisdictions, in January 2024, to ratify the Second Protocol of Amendment of the Canada Free Trade Agreement (CFTA) which formally extended the free trade rules of the CFTA to the sale and purchase of non-medical cannabis in Canada.

110	Government of Alberta | Annual Report 2023–2024

PERFORMANCE RESULTS

Objective 6 | Standing up for Alberta’s natural resources

•

Alberta’s Aboriginal Consultation Office (ACO) worked with First Nations, Metis Settlements and Indigenous communities and organizations to facilitate Indigenous participation in Alberta’s resource development sector. In 2023-24, government:

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Reviewed approximately 8,900 land and natural resource development applications for pre-consultation assessment and adequacy of consultation, which led to about 12,000 activities on Crown land in Alberta. In some instances, one approved application can lead to more than one activity.

-	Made improvements to the new online ACO Digital Service that provides more efficient application processing for industry, Indigenous communities and ministries.

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Delivered 38 information sessions to industry proponents, Indigenous communities, post-secondary institutions and other Government of Alberta ministries to help participants better understand the various aspects of Alberta’s consultation process.

•	Government continued to support environmental stewardship and responsible resource development by advancing oil and gas site rehabilitation throughout Alberta. This included:

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Continuing to implement the Liability Management Framework to ensure the clean up of inactive wells by producers, shrinking the inventory of inactive and orphaned wells across the province and supporting the creation of thousands of jobs for Albertans.

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Implementing the Alberta Energy Regulator’s Closure Nomination Program, formerly referred to as the opt-in mechanism, to enable cleanup and closure of inactive sites and transitioning eligible sites from the Site Rehabilitation Program into the Closure Nomination Program.

•

Government expanded programming that attracts investment in Carbon Capture Utilization Storage (CCUS) and accelerates the development of new CCUS infrastructure. In November 2023, government announced the Alberta Carbon Capture Incentive Program (ACCIP) that provides incentives to facilities to incorporate CCUS into their operations. Through ACCIP, government will provide grants amounting to 12 per cent of new eligible CCUS capital costs to support industries facing emission reduction challenges. The program is expected to provide between $3.2 to $5.3 billion of support between 2024 and 2035, a portion of that funding will come from the Technology Innovation and Emissions Reduction (TIER) fund.

•

Alberta conducted strategic engagements with Canada, the U.S. and Europe during high profile events with key stakeholders to advocate for Alberta’s energy and minerals sector. Highlights in 2023-24 include CERAWeek in March 2024 and the World Petroleum Congress in September 2023. Participation at these events emphasized Alberta’s position as the owner of its natural resources and showcased Alberta’s leadership in global emissions reduction. It also established Alberta’s integral role in North American and global energy security, encouraging the use of Alberta’s responsibly produced energy products and minerals, and highlighting Alberta’s investment potential across the energy and minerals value chain.

•

Government continued to engage with the federal government to market Canada’s responsible and affordable energy, advocating for projects that secure additional market access for oil and gas producers and help protect the value of Alberta’s energy and minerals resources. Key actions included:

-	Intervening in all regulatory and legal proceedings where the province has standing.

-	Continuing to advocate for existing pipelines, including Line 5 and the Trans Mountain Expansion Project.

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PERFORMANCE RESULTS

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Collaborating with the Governments of Canada and British Columbia to address critical challenges and enable hydrogen-as-ammonia export opportunity to support long-term growth of the industry and attract new investment to Canada’s Liquified Natural Gas sector.

•

Government continued to incentivize investment and job creation in the petrochemical sector through the Alberta Petrochemicals Incentive Program. Government approved a grant of $20.8 million for the Rocky Mountain Clean Fuels Inc. Carseland Project, which is a $173 million facility that will use natural gas and natural gas liquids to produce diesel and jet fuel and hydrogen with carbon capture utilization and storage to reduce emissions. The project created 670 jobs during construction and is expected to add 15 full-time jobs in operations.

•	In 2023-24, government continued to ensure that its energy and mineral resources remain competitive with other jurisdictions and are attractive to investment and development. Key actions included:

-	Supporting the Alberta Energy Regulator’s Mineral Mapping Program, which collects data on critical minerals in strategic locations across Alberta to map the province’s mineral potential.

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Adding helium to the list of potential critical minerals in March 2023 to support investment and funding opportunities for its development. Helium can be extracted from natural gas reservoirs and plays a prominent role in medical imaging, fiber optics and semiconductor manufacturing, laser welding, leak detection and aerospace technologies.

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Ensuring responsible development of metallic and industrial minerals by establishing the Alberta Energy Regulator as the full lifecycle regulator for Alberta’s metallic and industrial mineral resources under the Mineral Resource Development Act. The act came into force in February 2024 and provides certainty for industry and investors while ensuring safe and responsible development of Alberta’s mineral resources.

-	Issuing 74 leases out of 113 applications under the Geothermal Resource Tenure Regulation to enable the exploration and development of potential geothermal projects.

Objective 7 | Ensuring the health and integrity

of Alberta’s environment and ecosystems

•

In 2023-24, government continued to implement the comprehensive Emissions Reduction and Energy Development Plan to achieve carbon neutrality by 2050 and support Alberta’s sustainable economic development and job creation opportunities. This plan reduces emissions, attracts investment, works with Indigenous communities, supports jobs and reinforces Alberta’s reputation for technological expertise while remaining a responsible, reliable and secure energy producer. This strategic plan contains new and ongoing actions including the TIER regulatory system to provide long-term certainty to industry, protect competitiveness, and make continuous improvements to drive emission reductions in Alberta.

Results included:

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TIER Regulation implementation for the 2022 reporting period with approximately 479 annual compliance reports from regulated facilities with 160 megatonnes of total regulated emissions reported and about 20 megatonnes of true-up obligations (can be covered by use of emissions performance credits, purchase of emissions offsets, or compliance payments into the TIER Fund).

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The number of regulated facilities more than doubled since 2019, with the ability for smaller facilities to opt-in and approximately 245 aggregate facilities, comprised of 57,000 conventional oil and gas sites.

112	Government of Alberta | Annual Report 2023–2024

PERFORMANCE RESULTS

-	Electricity emissions intensity dropped from 630 kg/MWh in 2018 to 470 kg/MWh in 2022, a 25 per cent decrease.

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Between 2002 and April 2024, 88 million tonnes of emission offsets were generated by voluntary projects that are above and beyond business-as-usual approved activities in Alberta. There are over 400 emission offset projects listed in the registry system. For 2023, the system serialized over 7.7 million tonnes, which were registered as emission offsets, and 44 new projects were initiated.

-	The Ministry of Environment and Protected Areas has 18 active, approved quantification protocols for emission offsets.

•	In 2023-24, government provided $94.3 million from the TIER fund to support innovation and technology in Alberta including:

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Supporting the development of the geothermal industry in Alberta by contributing to a feasibility study for an Alberta Drilling Accelerator. If the project is viable and approved, the Alberta Drilling Accelerator would be the first of its kind in Canada and would establish Alberta as a global hub for geothermal technology.

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Granting Emissions Reduction Alberta (ERA) $50 million in 2023-24 for continued investments in innovative technologies and emission reduction projects. ERA launched a number of funding initiatives, including:

>	Funding for 13 projects to reshape Alberta’s energy systems with projects including grid modernization, battery storage and evaluation of small modular nuclear reactors.

>	Targeted funding supporting pilot, scale-up and first-of-kind emissions reduction projects being led by emerging technology companies.

>

Funding to support the future hydrogen economy supporting pilot, demonstration, and first-of-kind projects focused on production, distribution, and end uses of clean hydrogen. Technologies include low-carbon hydrogen production, novel infrastructure, novel carriers, and hydrogen in industry and transportation.

-	Ongoing support for commercial-scale carbon capture and storage projects in the province.

•	Government maintained and strengthened Alberta’s environmental resource stewardship and conservation efforts by:

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Approving 16 capital grants worth $2.9 million to support high-value conservation projects through the Land Trust Grant Program. This funding enabled land trust organizations to work with landowners to conserve 5,430 acres of private land in working landscapes, leveraging more than $15 million from other sources.

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Approving eight projects and awarding $3.5 million in capital grants through the Watershed Resiliency and Restoration Program which supports flood and drought resiliency and improves the health of Alberta’s watersheds through activities such as riverbank restoration, natural drainage improvements, and outreach and public education.

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Working directly with municipalities and non-profit organizations under the Wetland Replacement Program to construct or restore wetlands in Alberta. In 2023-24, the Wetland Replacement Program entered into six contracts with two non-profit organizations and two municipalities to provide $3.3 million in funding over the next five years to replace 75.27 hectares of wetland area.

Government of Alberta | Annual Report 2023–2024	113

PERFORMANCE RESULTS

-	Committing $24.8 million, through 2023-2027, to support government’s 25 air and water strategic partnerships to deliver environmental programing across Alberta.

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Providing $100,000 to the Blackfoot Confederacy to establish the Environmental Sub-Table under the Blackfoot Confederacy Protocol Agreement with the Government of Alberta. This funding provided ecological project capacity and opportunities for Blackfoot Confederacy Chiefs to meet with government representatives.

-	Responding to the concerns about water safety following the Kearl oilsands mine leak by:

>	Establishing the Fort Chipewyan Working Group for information sharing between government and community representatives, with multiple meetings held since March 2023.

>	Conducting independent monitoring in high priority areas to provide an additional level of assurance of water safety.

>	Uploading all data related to the incident to the Oil Sands Monitoring Program data portal for public access.

•

Government worked to implement a new Extended Producer Responsibility (EPR) system to reduce waste, keep recyclables out of landfills, create jobs and increase access to recycling in small communities. Alberta’s first two EPR systems will launch in spring 2025. As of December 31, 2023, 70 per cent of communities representing 90 per cent of Albertans have registered to receive recycling services under EPR.

•	Government worked towards the Natural Gas Vision and Strategy goal to become the western North America centre of excellence for plastic diversion and recycling by 2030.

•

Government funded innovative initiatives to reduce the impact of material production through Alberta Innovates and ERA. Up to $58 million from the TIER fund was allocated through ERA to support projects in the Circular Economy Challenge, including a study to assess the volume and type of plastics waste that can be diverted and recycled province-wide to determine the economics of scale needed to establish recycling opportunities and create jobs.

•	Government continued to transform Alberta’s regulatory system by:

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Implementing the Regulatory Assurance Framework that describes government’s approach to enabling development activity and drives increased focus on delivering clear and consistent regulatory processes, risk-based environmental management, and the use of digital technology.

-	Continuing to add functionality to the Digital Regulatory Assurance System which will enable clear, expedient decision making and straightforward environmental monitoring.

114	Government of Alberta | Annual Report 2023–2024

PERFORMANCE RESULTS

Performance Indicators

Performance Indicator: Private sector employment

Status: Increasing

Source: Statistics Canada

For sources and notes see page 145.

The employment population in the private sector is an indicator of economic health that reflects the strength of the private sector (versus the public sector) in generating employment. Growth in private sector employment would typically correspond with an expanding economy.

In 2023, the number of jobs in the private sector increased by 4.6 per cent from 1,587,000 in 2022 to 1,660,000 in 2023. Alberta’s private sector employment growth has largely been driven by gains in the construction industry, finance, forestry, mining, and oil and gas. Private sector employment is the largest portion of the overall provincial workforce when compared to public sector and self-employment. Overall, year-over-year Alberta’s private sector employment growth was among the strongest in the country and Alberta was one of the few provinces where employment growth in the private sector was greater than in the public sector.

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PERFORMANCE RESULTS

Performance Indicator: Long term unemployment rate

Status: Improving

Source: Statistics Canada

For sources and notes see page 145.

The share of unemployed Albertans who were unemployed long-term fell from 21 per cent in 2022 to 16 per cent in 2023. Long-term unemployment is defined as being out of work and looking for a job for 27 weeks or more and is an indication of the overall health of the labour force, the ability for people to find work, and the extent to which government programs and economic conditions are impacting long-term unemployment.

116	Government of Alberta | Annual Report 2023–2024

PERFORMANCE RESULTS

Performance Indicator: Wages and salaries growth

Status: Increasing

Source: Statistics Canada

For sources and notes see page 145.

Wages and salaries growth measures percentage changes year-over-year. They are an indicator of labour income and reflect changes in employment, labour force participation and wage growth.

Wages and salaries in Alberta grew 7.2 per cent year-over-year in 2023. Between December 2022 and December 2023, overall employment grew by 3.7 per cent and full-time employment grew by 2.7 per cent, which were among the strongest results in the country and above the national average.

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PERFORMANCE RESULTS

Performance Indicator: Enrollment in facility-based child care programs, family day home, and group family child care

Status: Increasing

Source: Ministry of Jobs, Economy and Trade, Child Care Information System

For sources and notes see page 146.

This indicator reports on the total number of child-care spaces and the number of children enrolled. In 2023-24, there was an increase of 14,200 spaces and an increase in enrollment of 10,000 from the previous year. (Increases shown may not equal differences in the numbers presented by year due to rounding.)

Yearly space growth has accelerated consistently since the November 2021 signing and implementation of the Canada-Alberta Canada-wide Early Learning and Child Care Agreement with the goal that by 2025-26 child care fees for families will reduce to an average of $10 per day.

118	Government of Alberta | Annual Report 2023–2024

PERFORMANCE RESULTS

Performance Indicator: Non-residential capital investment in Alberta

Status: Stable

Source: Statistics Canada

For sources and notes see page 146.

Non-residential investment refers to the amount of per capita capital investment in non-residential buildings, machinery and equipment, and intellectual property.

Alberta’s non-residential sector per capita capital investment was $14,773 in 2023, a year-over-year decrease of 4.9 per cent from 2022. Despite the year-over-year decline, Alberta’s 2023 result was the highest per capita non-residential investment among Canadian provinces and 75 per cent higher than the Canadian average of $8,446 per capita.

Capital investment per capita is a sign of a growing, healthy economy. As companies expand or choose to invest in Alberta, they purchase property, build facilities and buy equipment. These investments result in creating jobs and economic activity that contributes to Alberta’s GDP and improves Alberta’s long-term economic performance.

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PERFORMANCE RESULTS

Performance Indicator: Value of Alberta’s exported products

Status: Decreasing

Source: Statistics Canada

For sources and notes see page 146.

The value of Alberta’s exports was $174.9 billion in 2023, down 14.7 per cent year-over-year from 2022. The year-over-year decline is attributed to the result of lower average oil prices which reduced the value of Alberta’s energy exports. In 2023, West Texas Intermediate (WTI) averaged under $80 a barrel, down from over $90 a barrel in 2022. The value of Alberta’s non-energy exports grew 0.2 per cent between 2022 and 2023 to reach a record high of $44.1 billion in 2023 whereas the value of Alberta’s energy goods exports decreased by 19 per cent between 2022 and 2023.

The total value of Alberta exports of domestic goods to international markets is a key indicator of trade and export growth. Increased exports are a signifier of economic growth and prosperity in Alberta. Government continued to deliver targeted programs to support businesses, municipalities, Indigenous communities and industry associations to support, exports and diversifying the economy outside of the energy sector, including the Alberta Export Expansion Program and advancing Alberta’s trade interests. Alberta’s top market for exports include the United States, Japan and China.

120	Government of Alberta | Annual Report 2023–2024

PERFORMANCE RESULTS

Performance Indicator: Upstream energy investment

Status: Increasing

Source: Statistics Canada

For sources and notes see page 146.

Upstream energy investment tracks capital investments by companies engaged in mining, quarrying, and the exploration and production of crude oil, natural gas and other minerals. Capital investment in Alberta’s upstream energy sector is an indicator of the health and future growth of the oil and gas sector in Alberta.

Upstream energy investment in Alberta saw the third consecutive year of growth. The growth in investment is being driven by the oil and gas sector with Alberta receiving the largest share of investments among Canadian provinces. In 2023, investment grew to $29 .0 billion (preliminary actual), an increase of 3.6 per cent from 2022. The increase was driven by the higher returns to investment for industry provided by higher oil and gas prices.

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PERFORMANCE RESULTS

Priority Two: Standing up for Albertans

In 2023-24, government continued to stand up for Albertans by providing them high quality health care and education systems and modernized service delivery. Government maintained a responsible approach to fiscal management to achieve balanced budgets, control spending and allocate surplus cash while making strategic investments in programs that Albertans rely on. These include a transformed regulatory environment, programs and services for rural, remote and Indigenous communities, extended supports for vulnerable Albertans, and specialized provisions for immigrants and newcomers. Government took action to enhance the law enforcement and justice systems for safer and thriving communities in Alberta.

Objective 1 | Providing value for each tax dollar spent

•

Government used the fiscal framework as the basis for decision-making and fiscal management in 2023-24. The fiscal framework represents a responsible approach to help manage Alberta’s unique economic and revenue volatility that requires government to maintain balanced budgets, limits spending growth, and sets out the policies for allocating surplus cash while addressing emerging priorities.

•

Careful management of financial resources combined with population growth and strong commodity prices saw government achieve a surplus for the third year in a row at $4.3 billion in 2023-24 with projected surpluses in future fiscal years of $367 million in 2024-25, $1.4 billion in 2025-26 and $2.6 billion in 2026-27. Alberta remains the least indebted province or territory with a net-debt-to-GDP ratio of 9.4 per cent as March 31, 2024. Over the longer term, this translates into lower debt servicing costs, which will save Alberta taxpayers money and free up resources to deliver government programs and services that Albertans rely on.

•

As of March 31, 2024, surplus cash was $7.3 billion. $3.7 billion of surplus cash has been allocated to debt repayment, with $1.7 billion of taxpayer-supported debt repaid in 2023- 24 and $2 billion set aside to repay upcoming debt maturities in 2024-25. The remaining $3.7 billion has been allocated to the Alberta Fund. In Budget 2024, the government signaled $2 billion from the Alberta Fund will be deposited into the Heritage Fund to support the long-term plan to grow the size of the fund.

•

Government continued to take steps to grow the Heritage Fund. The market value of the Heritage Fund increased from $21.2 billion in 2022-23 to $22.9 billion in 2023-24. This increase primarily stemmed from $1.7 billion of investment earnings being retained within the Heritage Fund which produced higher than expected returns during 2023-24. Moving forward, government will be releasing a plan before the end of 2024 charting a path to increase the Heritage Fund’s value to be between $250 billion and $400 billion by 2050 to secure Alberta’s future and reduce the reliance on non-renewable resource revenues.

•

Credit rating agencies continued to recognize steps taken by government to increase savings, reduce debt and improve the province’s fiscal position with credit upgrades issued by several ratings agencies in 2023-24. Higher credit ratings contribute to lower debt servicing costs and increase investors’ confidence in Alberta.

•

Alberta remained a leader among Canada’s senior governments in fiscal reporting and transparency. In an October 2023 C.D. Howe Institute report Alberta received a letter grade of “A+” for the usefulness and understandability of government’s budgets, estimates and financial statements as well as the timeliness for the release of public accounts, the highest grade among the federal government and all provinces and territories.

122	Government of Alberta | Annual Report 2023–2024

PERFORMANCE RESULTS

•

Government continued to align its actions with the recommendations of the Blue Ribbon Panel on Alberta’s Finances to control spending while investing in programs Albertans rely on. Diligent and responsible fiscal management brought per capita spending by the Government of Alberta ($13,561 in 2022-23, the latest available results) in line with comparator provinces ($14,193 in 2022-23 as the average of British Columbia, Ontario and Quebec).

•	In 2023, government reduced its leased space by approximately 17,000 square metres, which translated to almost $6.4 million in annual lease cost savings.

•

Government continued to support strategic partnerships and explore alternative funding models for infrastructure projects to improve investment decisions and enhance efficiencies in project delivery. In 2023-24, government:

-

Regularly hosted Industry Liaison Committee meetings to discuss construction and design issues with the Alberta Construction Association, Alberta Associations of Architects, Consulting Engineers of Alberta and the Consulting Architects of Alberta.

-	Conducted an industry procurement forum for stakeholders to identify and address challenges in the delivery of vertical and horizontal infrastructure projects.

-	Established a sub-committee to review risk allocation, contract provisions, project delivery methods and alternate procurement methodologies.

-	Established a subcommittee of the Industry Liaison Committee to address geotechnical issues to ensure better planning and delivery of projects.

-

Explored alternative funding and cost-sharing opportunities and partnerships to enable upgradation or expansion of new infrastructure at a reduced cost. Current projects include a new interchange on Highway 2 (65 Avenue at Leduc), an interchange in Airdrie (QEII and 40 Avenue), and the Terwillegar Drive expansion in Edmonton.

-	Leveraged public-private partnerships (P3s) through Alberta’s Public-Private Partnership Framework and Guideline.

-	Initiated the Red Deer Ambulatory Building and a Bundle of Schools #5 using the P3 procurement model.

-	Encouraged submissions of Unsolicited Proposals (USPs) from the private sector for building public infrastructure under the Unsolicited Proposal Framework and Guideline.

-

Evaluated 11 USPs, initiated negotiations on a project development agreement through one USP and provided consultancy feedback on numerous potential USP submissions in the areas of affordable housing, energy-from-waste, public building retrofits, education and continuing care.

Objective 2 | Making life more affordable

•	Government supported Albertans impacted by inflation and high cost of living by continuing the package of relief measures provided under the Affordability Action Plan. Government:

-

Provided $189.8 million in affordability payments to 51,972 Income Support recipients, 75,406 Assured Income for the Severely Handicapped (AISH) recipients, 1,101 Persons with Developmental Disabilities service recipients and 514,579 seniors, and $198 million to families with children.

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PERFORMANCE RESULTS

-	Increased the benefit rates of the Alberta Child and Family Benefit by six per cent, with planned future indexation to keep pace with inflation.

-

Provided a one-time affordability payment of $600 to Albertans who were enrolled in the Canada Pension Plan Disability benefit and were not already receiving affordability payments through other programs.

-	Established the Affordability Action Plan Information Line to support Albertans with questions or concerns.

-	Ensured ongoing inflation relief to low-income vulnerable Albertans through social benefits programs by increasing AISH, Income Support, and Seniors benefit rates by 4.25 per cent.

-

Helped post-secondary students struggling with the rising cost of living by extending the interest-free period for Alberta student loans at the conclusion of the study period from six months to 12 months; reducing the interest rate on student loans to the prime rate; and increasing the income threshold from $25,000 to $40,000 for eligible single borrowers applying for the Repayment Assistance Plan.

•

In 2023-24, government saved Alberta drivers an estimated $1.1 billion in provincial fuel tax through the Fuel Tax Relief program which included a full pause of the fuel tax from April 1, 2023 to December 31, 2023 and a reduced fuel tax between January 1, 2024 and March 31, 2024. Fuel tax rates for gasoline and diesel are adjusted quarterly based on the average price of a barrel of West Texas Intermediate (WTI) oil.

•

Alberta maintained an overall tax advantage compared to all other provinces, with low personal income taxes and no sales tax, payroll tax or health premium. In 2023-24, Albertans and Alberta businesses would have paid at least $19.7 billion more in taxes if Alberta had the same tax system as any other province. Passage of the Alberta Taxpayer Amendment Act, 2023 prohibits government from increasing personal or corporate income taxes without Albertans’ approval through a referendum.

•

At eight per cent, Alberta’s general corporate income tax rate is 30 per cent lower than the next lowest province and the combined federal-provincial general corporate tax rate is lower than the combined federal-state rates of 44 US jurisdictions.

•

Government continued indexation of the personal income tax system for inflation in the 2023 tax year. The value of the personal income tax credits and tax bracket thresholds was higher by six per cent in 2023, saving Albertans around $680 million in 2023-24. Alberta will continue to index the personal income tax system, providing an estimated $980 million in savings in 2024-25.

•

In Budget 2024, government announced the intention to introduce a new personal income tax bracket of eight per cent on the first $60,000 of income, contingent on the province having sufficient fiscal capacity to introduce the tax cut while maintaining a balanced budget. The tax rate on the first $60,000 of income will be reduced to nine per cent in 2026. The rate on this tax bracket will then be reduced to eight per cent in 2027. These changes will save Alberta taxpayers around $1.4 billion when fully implemented, with maximum taxpayer savings of $760.

•

Government expanded Alberta’s Natural Gas Rebate Program to provide year-round protection to Alberta consumers from high natural gas and heating costs. The program was not triggered during the 2023-24 fiscal year due to the low prices of natural gas but is available when needed. Government committed $477,000 to the Natural Gas Rebate Program.

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Government saved Alberta consumers over $829 million through the Utilities Consumer Advocate (UCA). Evidence and arguments provided by the UCA and cited in Alberta Utilities Commission decisions during

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2023-24 fiscal year resulted in cost disallowances of over $829 million that will help preserve a competitive business environment and protect consumers in the years to come. In March 2024, government passed the Electricity Statutes (Modernizing Alberta’s Electricity Grid) Amendment Act which enables government to make regulations about distribution system planning. Government has started the work to develop a regulation to ensure electric distributors are proactively planning their systems to efficiently integrate growth in distributed energy resources, ensuring the lowest delivered cost for consumers.

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Government supported the transportation needs of Albertans by providing additional funding to low-income Albertans for more affordable access to transit service. In 2023-24, government provided $16 million to 19 municipalities to support their low-income transit programs. Six new municipalities received funding, including Camrose, Leduc, Lethbridge, Red Deer, Spruce Grove and Hinton. This funding covered up to 100 per cent of cost of subsidizing the low-income transit program, including an additional 10 per cent for administration costs.

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Government supported food security for Albertans by providing $7.8 million in funding through the Family and Community Support Services Association of Alberta to food banks and civil society organizations. In 2023-24, this funding was distributed to 160 organizations including food banks, homeless shelters and related civil society organizations across the province to ensure they have enough resources to support the communities and families they serve.

Objective 3 | Supporting Albertans most in need

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In 2023-24, government took action to modernize the financial support systems and service delivery for low-income Albertans and persons living with a disability. Efficiencies created in service delivery included:

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Launching a new application platform for the Family Support for Children with Disabilities program with enhanced usability and accessibility which helped decrease application approval timelines from 12 months to nine months.

-	Implementing numerous modernization initiatives to enhance consistency and improve the long-term integrity of the Persons with Developmental Disabilities program.

-	Updating the online funeral benefits application with new benefit rates for goods and services and transportation for a category of clients.

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Continuing the online Income Support application, first implemented in 2022, to enable Albertans to upload supporting documents with their application. Sixty per cent of online applications in 2023-24 were submitted with all required supporting documents reducing the processing time and enabling staff to make a decision during the first call with the applicant.

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Government implemented a new System for Appeals Management application tool to enhance support for Albertans appealing government program decisions to the Citizen’s Appeal Panel. New features include streamlining the scheduling of appeals and improving decision writing for the panel members, resulting in shortening the decision time from approximately three weeks to approximately two weeks. In 2023-24, the new system was used to write over 920 appeal hearing decisions.

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In 2023-24, government supported approximately 186,000 low-income seniors by providing $483.0 million in grants and $13.0 million in low-interest home equity loans through the seniors financial assistance programs. These investments support seniors with low-income to meet basic needs, afford essential health and personal supports, and age safely in their homes.

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PERFORMANCE RESULTS

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Government made improvements to the Transition to Adulthood Program to enhance supports for youth transitioning out of government care and connect them to customized support programs. In 2023-24, government launched the Youth Coordinating Committee (YCC) to provide a new forum for collaboration and alignment of government initiatives, services and supports. The YCC initiated and recruited the Youth Advisory Task Force, to provide youth and young adults with lived experience an opportunity to provide feedback, insight and advice related to Children and Family Services’ policy, practice, programming and initiatives. As of March 31, 2024, 2,009 young adults had an active agreement for post-18 intervention supports through:

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The Transition to Adulthood Program - helps youth in government care and young adults who were previously in care find mentors, develop employment and life skills, attain post-secondary education, and maintain connections to people in their lives who can give them ongoing emotional support.

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Advancing Futures - provides funding and social supports for young adults pursuing post-secondary studies. In 2023-24, 989 young adults were approved for the program and 89.5 percent successfully completed their academic year.

-	The Youth Employment Connections Program - helps youth build skills and connections to compete in the job market. In 2023-2024, the program served 260 young adults.

-	The Youth Apprenticeship Connections Program - supports youth and young adults to access apprenticeship and career exploration in the trades. The program supported almost 30 young adults in 2023-24.

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In 2023-24, government continued to help protect vulnerable Albertans at risk of human trafficking and improve supports for victims and survivors by implementing Alberta’s Nine-Point Action Plan to Combat Human Trafficking and the recommendations of the Alberta Human Trafficking Task Force. Government actions included:

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Providing a two-year $4 million grant to three community partners to establish the Alberta Centre to End Trafficking in Persons. In February 2024, Native Counselling Services of Alberta worked with community partners to initiate Indigenous engagement sessions to hear directly from Indigenous people about the issue of trafficking within their communities.

-	Funding two Safety Network Coordinator positions with the Alberta Law Enforcement Response Team, until March 2026, to work with victims and survivors.

-	Developing the Combating Trafficking in Persons (CTIP) grant program which is expected to start in fall 2024 and aims to address frontline service gaps in supports related to human trafficking.

-	Awarding one-time funding of $3.5 million to 20 community organizations to address immediate and urgent needs of victims and survivors while CTIP is under development.

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In 2023, government signed the National Action Plan to End Gender-Based Violence and negotiated a bilateral agreement with the federal government to support Alberta’s ongoing work to end gender-based violence (GBV). Government has secured more than $54 million in federal funding over four-years, of which, $7 million was received in 2023-24. This is in addition to the more than $100 million provided to programs that directly address GBV. Results achieved by government in 2023-24 include:

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Allocating $5 million for work already underway across the province, including supporting survivors, identifying opportunities for GBV prevention, scaling awareness and education campaigns, and implementing best practices and Indigenous-led services.

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-	Contributing $2 million to expand GBV prevention programming and to support the development of Alberta’s 10-year strategy to end GBV.

-	Improving awareness and prevention of GBV in post-secondary institutions.

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Supporting rural sexual assault survivors and survivors of GBV through more than $400,000 worth of grants to the University of Calgary’s Cumming School of Medicine, Rural Advantage, and the Association of Alberta Sexual Assault Services.

-	Allocating $300,000 to the Alberta Integrated Threat and Risk Assessment Centre to increase Clare’s Law awareness in Alberta.

Objective 4 | Ensuring an accessible and

modernized health care system

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Government announced the health care system refocusing initiative in November 2023 to improve patient outcomes and empower health care workers to deliver quality care throughout Alberta. The new outcome-focused approach to health care delivery and governance will see the creation of an integrated health care system with four provincial health agencies established throughout 2024-25, including primary care, acute care, continuing care and mental health and addiction. Recovery Alberta – the mental health and addiction provincial health agency is expected to be the first established in summer 2024.

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The four new health agencies will increase community input, strengthen local decision-making and help ensure Albertans can access the right care when and where they need it, including in rural and Indigenous communities. Having specialized organizations within one provincial system will enable each organization to look after one area of health care only and avoid the uncoordinated approach of the more centralized structure. This will enhance government’s ability to provide system-wide oversight, set system priorities, and ensure accountability for health priorities on behalf of Albertans.

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Government launched a comprehensive engagement process as part of the health system refocusing, including one of the largest in-person public engagement projects in government history. As of March 31, 2024, 55 engagement sessions have been completed, with 2,658 participants providing feedback. Ten additional sessions were scheduled in April 2024. As of March 31, 2024, approximately 18,000 responses were submitted through an online feedback portal. Information gathering sessions with Indigenous communities were set to begin in April 2024.

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Government also introduced the Canadian Centre of Recovery Excellence (CoRE) as part of the health care system refocusing announcement. Once operational, CoRE will inform best practices in mental health and addiction, conduct research and program evaluation, and support the development of evidence-based policies in alignment with the Alberta Recovery Model. In 2023-24, significant planning work was completed to facilitate CoRE’s establishment in 2024-25.

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Government improved access to quality health services for First Nations, Métis, and Inuit peoples by implementing the recommendations of the Modernizing Alberta’s Primary Health Care System Indigenous Advisory Panel’s final report. This included establishing the Indigenous Primary Health Care Innovation Fund and the Indigenous Patient Navigator grant program to deliver comprehensive, high quality primary health care services that are accessible, relevant and culturally safe. An Indigenous Patient Complaints Investigator and Elders Roster was also established to improve the existing complaints processes for Indigenous patients while providing appropriate cultural and social supports throughout their health care journey.

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PERFORMANCE RESULTS

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Government continued to implement the Alberta Surgical Initiative under the Health Care Action Plan to reduce surgery backlogs and strengthen surgical services in Alberta. In 2023-24, government actions included:

-	Completing approximately 304,500 surgeries, which is 10,200 (approximately 4 per cent) more than the total surgeries in 2022-23 (294,300).

-	Over 5,000 fewer patients waited longer than the clinically recommended time for surgery by reducing surgery cases from 32,200 cases in April 2023 to 27,159 cases as of March 31, 2024.

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Government reduced emergency department (ED) wait times under the Health Care Action Plan (HCAP). Patients are now spending less time at the ED before being admitted, with 90 per cent of patients admitted within 39 hours as of January 2024, down from 42 hours in November 2022. Government initiatives included:

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Adding 114 full-time equivalent (FTE) nurses to ED teams in the 16 largest hospitals and adding 127 FTE allied health staff (social workers, physiotherapists, and occupational therapists) and pharmacists to boost ED resources.

-	Continuing to support an additional 50 intensive care unit (ICU) beds through a $72 million ICU Baseline Capacity Grant and adding 221 new, permanent non-ICU beds.

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Government spent $663 million on emergency medical services, including implementation of the recommendations of the Alberta EMS Provincial Advisory Committee (AEPAC) report and the Dispatch Review report. As of March 31, 2024, 50 out of 53 recommendations from the AEPAC report and 44 of the 45 recommendations from the Dispatch Review had been completed or are in progress. Government also improved the emergency medical service response times under the HCAP by adding 19 twelve-hour shifts to Calgary and 20 to Edmonton and adding more ambulance coverage in Chestermere, Lethbridge, Okotoks and Red Deer.

•	In April 2024, the Continuing Care Act came into effect which sets the conditions to transform Alberta’s continuing care sector. Government actions included:

-	Allocating $1 billion over three years (2023-24 to 2025-26) to support initiatives that increase care within communities, workforce capacity and patient choice and innovation.

-	Implementing the 42 Facility-Based Continuing Care Review recommendations with three completed and partially addressing two others with 29 in progress and eight planned for a future response.

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Signing a Canada-Alberta Aging with Dignity Funding agreement that provides approximately $140 million per year for four years, beginning in 2023-24, plus $69million in 2027-28, to help Albertans age with dignity close to home, with access to home care or care in a safe long-term care facility.

-	Investing over $10 million to expand home and community-based palliative and end-of-life services and supports through grant funded projects.

•	Government continued to take actions to improve and strengthen access and quality of the primary health care system, including:

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Investing $243 million to develop new models of care and stabilize the primary care system, including MAPS early investments in Nurse Practitioner compensation models, Primary Care Network enrollee growth and Primary Care Network stabilization.

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Signing a bi-lateral agreement with the federal government that provides $285 million over the next three fiscal years (2023-24 to 2025-26) to improve access to high-quality family health services, including in rural and remote areas, and for underserved communities.

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Establishing a three-year, $57 million grant agreement with the Alberta Medical Association to help address the impact of administrative burden on physician or care teams and manage costs related to their increasing number of patients.

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Government continued to provide Albertans and healthcare providers with digital access to more complete patient information to enhance quality of care. Progress was made on key innovation elements of the digital modernization of the health care system such as the expansion of information available through the MyHealth Records portal, enhancing clinician experience through Alberta Netcare and continued roll out of Connect Care as an integrated information system.

•	Government continued to implement actions and initiatives to address Alberta’s health care workforce needs. In 2023-24, government actions included:

-	Spending $158 million to train, recruit, and retain more health care professionals across Alberta, with a focus on rural areas.

-	Providing nearly $13 million to post-secondary institutions, as part of the Alberta Health Workforce Strategy, to support Health Care Aide students’ bursaries over three years (2023-2026).

-	Providing $7.8 million for bursaries to support internationally educated nurses in completing required training to practice as a registered or licensed practical nurse in Alberta.

-	Launching the Dedicated Healthcare Pathway under the Alberta Advantage Immigration Program to connect skilled international workers with health sector jobs.

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Providing nearly $7.5 million in 2023-24 to support seat expansion in bridging programs to assist internationally educated nurses with achieving a nursing license enabling them to practice in Alberta’s health care system.

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Licensing an additional 1,669 internationally educated nurses from the Philippines, providing approximately $7 million in grant funding for global recruitment of nurses, and hiring 372 nurses, with the majority recruited to rural sites.

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Government plans, designs and builds health facilities that meet the needs of Albertans and their communities. In 2023-24, government budgeted $602.8 million for and spent $288.7 million on the construction of health facilities. Government helped improve critical services and capacity in hospitals in Edmonton, Calgary and Red Deer by:

-	Investing in the redevelopment of the Red Deer Regional Hospital Centre, one of the largest health care projects the Government of Alberta has ever undertaken and resulting in an additional 200 beds.

-	Planning towards a new stand-alone Stollery Children’s Hospital, with more beds, larger clinical spaces, more private rooms, and dedicated areas for children and their families.

-	Redeveloping the Royal Alexandra Hospital.

-	Expanding the Strathcona Community Hospital.

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Increasing cancer care capacity in Calgary as a result of the completed construction of the Arthur J.E. Child Comprehensive Cancer Centre, which contains 160 inpatient beds, 100 patient exam rooms, 100 chemotherapy chairs, increased space for clinical trials, 12 radiation vaults and outpatient cancer clinics.

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PERFORMANCE RESULTS

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Government increased access to holistic long-term treatment for addiction by establishing licensed recovery communities as part of the Alberta Recovery Model. $8.4 million was spent to cover operating expenses at the Red Deer and Lethbridge recovery communities, which opened in 2023-24. As of March 31, 2024, these facilities have served an initial 219 people pursuing recovery. Nine more recovery communities are planned across the province, including five in Indigenous communities. Government will add approximately 700 new long-term addiction treatment beds once all 11 recovery communities are operational, helping more than 2,000 Albertans every year in their pursuit of recovery.

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Government spent more than $39.3 million to continue supporting more than 10,000 publicly funded spaces for addiction treatment added in the last four years. Funding was provided to 26 community agencies licensed under the Mental Health Services Protection Act. The province has more than 29,000 publicly funded spaces available free of charge to Albertans seeking treatment and recovery.

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Government provided more than $11.2 million to support the Virtual Opioid Dependency Program (VODP) which uses videoconferencing technology to prescribe opioid agonist treatment to Albertans seeking recovery from opioid dependency. As of March 31, 2024, the program supported clients in more than 390 communities across the province, including almost 6,600 active clients. The VODP is being expanded to offer 24/7 service beginning in 2024-25, with the potential for further expansions in the future.

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Government provided supports to vulnerable Albertans displaced from unsafe urban encampments by investing more than $1 million toward the establishment of a Navigation and Support Centre in Edmonton. As of March 31, 2024, 745 individuals attended the centre and more than 120 people received direct connection or were referred to mental health and addiction services through the centre.

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Government supported prevention and early intervention initiatives, including 211 Alberta, a confidential information and referral service accessible to all Albertans. $4.9 million was provided in 2023-24 to enhance mental health and addiction navigation support services for rural and underserved communities, and to better connect clients with culturally and locally relevant supports. Nearly $3.7 million was provided to Counselling Alberta to expand access to affordable in-person and virtual counselling services. Almost 12,300 counselling sessions were offered both virtually and in-person to more than 2,150 unique clients in 2023-24.

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Government invested $1.5 million to support implementation of Regional Police and Crisis Teams (RPACT) in areas serviced by the RCMP to improve access to mental health and addiction services in rural, remote, and Indigenous communities. RPACT pairs a mental health clinician with law enforcement to attend mental health crisis calls. As of March 31, 2024, three RPACT were operational throughout the province and seven were in development. An additional two RPACT will be established in 2024-25. Once fully operational, 12 RPACT will serve more than 85 communities throughout the province.

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Government invested $12.5 million to establish Therapeutic Living Units (TLU) in three correctional facilities in Alberta to expand recovery-oriented supports and provide eligible members the opportunity to begin voluntary holistic addiction treatment in a therapeutic environment adapted for a correctional setting. Since opening and through March 31, 2024, nearly 87 per cent of available TLU spaces were occupied.

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Government supported students facing complex mental health challenges by investing $30 million to establish Mental Health Classrooms. In 2023-24, six mental health classrooms were added in schools with a total of eight operational in seven communities throughout the province as of March 31, 2024.

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Government provided $8.5 million to implement the Integrated School Support Program to support youth ages 5 to 15 at risk of mental health and addiction challenges. The program was implemented in 16 schools in 2023-24 and, as of March 31, 2024, 18 high needs schools in communities across Alberta were operating these programs.

Objective 5 | Providing quality education

and skills development to Albertans

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Alberta tackled challenges facing the K-12 student transportation system by addressing ride times, student access to schools, transportation cost pressures and affordability. In 2023-24, the distance criteria for student transportation eligibility were reduced from 2.4 kilometres to one kilometre for kindergarten to Grade 6 students and 2 kilometres for Grades 7 to 12 students. These changes increase student access to provincially funded student transportation services and will come into effect in September 2025. Government also increased transportation funding to $413 million for the 2023-24 fiscal year to accommodate the additional eligible students. This funding also helped address increased costs for insurance, fuel, parts and supplies, and training.

•	Government supported school authorities to address learning loss and complex learning needs by allocating $126 million over three years through specialized learning program and services. Government:

-	Allocated $42 million for the 2023-24 school year to hire and train staff or expand their hours.

-	Provided almost $1.5 billion in learning support funding for students with specialized learning needs.

-	Provided $5 million in funding for students with low-incidence disabilities.

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Government progressed in building new schools and maintaining and enhancing existing school infrastructure to support K-12 students in Alberta’s communities. This included the construction of modular classrooms under the Modular Classroom Program to meet the emergent growth needs of school authorities, as well as support for expanding collegiate and charter schools. Government provided an additional $87.5 million for expansions at collegiate and charter schools over three years and $279 million in Capital Maintenance and Renewal funding over three years.

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In 2023-24, government invested $533.8 million in the construction of school facilities. Fourteen school capital projects were completed in 2023-24, five of which still have some ongoing on-site demolition activities. Completion of these school facilities added 9,034 new student spaces in Alberta. Currently, there are 57 active school projects underway throughout the province.

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Government implemented initiatives under the Alberta 2030: Building Skills for Jobs strategy to transform the adult learning system through the provision of high-quality education, skills, and training needed for Alberta’s future. Key investments in 2023-24, included:

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Providing $1.3 billion to enhance access to post-secondary education. This includes $1.1 billion in Alberta student loans for an estimated 123,200 students, $100 million in scholarships and awards for approximately 48,400 students and $89 million in grants for about 21,300 students.

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Allocating $102.5 million to assist underemployed and unemployed adults pursuing education or employment through the Foundational Learning Assistance program. In 2023-24, the program supported 8,447 Albertans who required financial assistance to attend approved training courses, helping them develop foundational competencies to move on to further training or employment.

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Investing $11.3 million towards building a state-of-the art power engineering lab at Northwestern Polytechnic which will create space for an additional 60 students annually to help meet the growing demand of power engineers.

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Investing an additional $10 million, for a total of $68.5 million, to support the expansion of facilities for the Faculty of Veterinary Medicine at the University of Calgary’s Spy Hill Campus, which, upon completion, will create an additional 50 seats each year, effectively doubling the number of students that can be enrolled.

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Providing $125 million over four years for the development of MacEwan University’s new School of Business, which will accommodate an additional 7,500 students in business and STEM fields at its downtown campus.

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Supporting student mental health through the Post-Secondary Student Mental Health Grant, which provides Alberta’s 26 publicly funded post-secondary institutions with $8 million annually to support the delivery of mental health programs and services, as well as an additional $400,000 for five First Nations Colleges as part of the Indigenous Post-secondary Student Mental Health Grant, for an array of non-clinical culturally responsive mental health and well-being initiatives for Indigenous learners.

-	Supporting post-secondary institutions in increasing Indigenous student participation through $1.25 million provided through the Indigenous Learning Grant.

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Government expanded enrolment in high demand programs and increased opportunities for hands-on learning experiences through collegiate high schools, apprenticeship programs, and vocational education. In 2023-24, government provided over $800,000 in High School Apprentice and High School Apprentice Bright Futures scholarships to over 800 high school students participating in a Registered Apprenticeship Program and/or Career and Technology Studies program. Government also provided more than $3.6 million in funding for the development and enhancement of dual credit courses, including opportunities in the areas of carpentry, welding, artificial intelligence, and medical, health and agriculture technologies.

Objective 6 | Partnering with Indigenous communities

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In 2023-24, government continued to advance reconciliation efforts by honouring the victims of the residential school system and unveiling the Reconciliation Garden and a Residential School Monument on the grounds of Alberta Legislature on September 29, 2023. The garden is named Kihciy Maskikiy/ Aakaakmotaani meaning sacred medicine/saves many people and was built under the guidance of Indigenous Elders. The residential schools monument is called Mother Earth Circling: Healing from the Residential School Experience. The monument and garden were unveiled in honour of the National Day for Truth and Reconciliation.

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Government administered the First Nations Development Fund to fulfil First Nations’ economic, social and community priorities. In 2023-24, government launched the Indigenous Reconciliation Initiative (IRI) which provides funding of up to $100,000 for cultural or economic initiatives that enhance local economic development and Indigenous languages, cultures, and art through two streams. The IRI-Cultural Stream provided $2.7 million in funding to 45 applicants and the IRI-Economic Stream provided $1.5 million in funding to 21 applicants.

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Government advanced its commitment to Jordan’s Principle by working with the First Nations Health Consortium to ensure that First Nations children in Alberta experience no denials, delays or disruptions

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in publicly funded health, education or social services due to jurisdictional disputes because of their First Nations status. The Jordan’s Principle Technical Working Group is developing communication materials for internal front-line staff to clarify the intent of Jordan’s Principle, eligibility, and accessing supports.

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Government committed to building five recovery communities in partnership with Indigenous communities to provide culturally safe and community-based addiction recovery services. Government actions in 2023-24 included:

-	Signing memorandums of understanding with the Enoch Cree Nation, Tsuut’ina Nation and Siksika Nation to initiate recovery community planning and development.

-	Providing nearly $15 million in capital funding for early planning and construction activities.

-	Holding a ground-breaking event for the Blood Tribe Recovery Community and finalizing construction plans.

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Budgeting $99 million in capital grants to initiate construction of Indigenous-led recovery communities in 2024-25, which will add approximately 375 beds to the system capable of serving hundreds of Albertans once operational.

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In 2023-24, government provided nearly $2.4 million to support 24 projects led by Indigenous communities and organizations as part of the Indigenous Continuum of Wellness program. The program supports the implementation of community-driven and recovery-oriented mental health and wellness projects that build on identified needs and gaps within the communities. These projects include increasing capacity within Indigenous communities and organizations, funding Indigenous models of opioid response, and supporting the design and implementation of recovery-oriented mental health and wellness services.

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Alberta worked with the federal government to increase opportunities for First Nations students to receive coordinated education programs and services through Educational Services Agreements (ESA). ESAs enable First Nations students residing on-reserve to attend provincial schools. Alberta continued working to provide funding through grant programs to increase opportunities for First Nations students.

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Government expanded efforts to enhance school based mental health services for Indigenous students and to develop strategies to boost their educational outcomes. This was done by providing Indigenous-informed and culturally integrated school-based mental health services in select partner First Nation and Métis schools through the Indigenous Comprehensive School-Based Mental Health Program. In 2023-24, more than 300 students participated in the program, which was launched in two First Nations schools outside the Edmonton area. The program is expected to expand to one additional Edmonton area First Nations school in 2024-25.

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Government supported framework agreements to help First Nations strengthen their education systems. Framework Agreements outline the shared desire to develop strategies that strengthen the delivery of educational services to improve outcomes for students attending school on-reserve. This includes providing opportunities that are comparable to supports and services available to students residing off-reserve. In 2023-24, government funding supported the continuation of framework agreements with Maskwacîs Education Schools Commission and Kee Tas Kee Now Tribal Council Education Authority to help strengthen their education systems.

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In 2023-24, government invested $7.5 million through the Aboriginal Business Investment Fund (ABIF), providing capital funding for 13 Indigenous community-owned economic development projects across the province. This investment helped increase the number of Indigenous businesses, created employment opportunities for Indigenous Peoples and strengthened the economies of Indigenous communities. ABIF

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PERFORMANCE RESULTS

can fund up to 100 per cent of eligible project costs with a minimum grant allocation of $150,000 and a maximum of $750,000 per funding year.

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Government secured long-term revenue for 42 Indigenous communities by ensuring their participation in commercially viable economic growth projects through the Alberta Indigenous Opportunities Corporation (AIOC). In 2023-24, government added three new deals to the existing seven projects and increased AIOC’s loan guarantee capacity. Details include:

-	Providing five Indigenous communities with a $20.5 million loan guarantee to acquire equity in a newly constructed 15-megawatt cogeneration unit at the Wembley gas plant.

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Providing a $150-million loan guarantee for 12 Indigenous communities to allow them to purchase equity in oil and gas midstream infrastructure in the Marten Hills and Nipisi areas of the Clearwater play in Northern Alberta. The 12 communities acquired an 85 per cent non-operating interest.

-	Providing a $103 million loan guarantee for five Indigenous communities to acquire a 43 per cent interest in the Access NGL Pipeline System operated by Wolf Midstream Canada LP.

-	Increasing the AIOC’s loan guarantee capacity to $2 billion in 2023-24, and to $3 billion in 2024-25.

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Government entered into a multi-year project development agreement with three First Nations for the extension of Highway 686 from Fort McMurray to Peerless Lake. This agreement will support these First Nations in taking a leadership role in advancing the project.

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In 2023-24, government supported Indigenous communities to participate in employment and training initiatives by providing $4.5 million in 23 approved grants through the Employment Partnerships Program. An estimated 3,200 Indigenous people benefited, either directly or indirectly, from Employment Partnership Program.

Objective 7 | Enhancing the justice system

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In 2023-24, government reduced the number of cases entering the court system by providing $4.6 million to add 16 new pre-charge assessment prosecutors to provide pre-charge assessment to 83 police services. The pre-charge assessment system ensures that criminal charges are reviewed by a prosecutor before police determine whether they will lay charges. It eliminates the cases that do not meet the threshold for prosecution and ensures valuable court time is scheduled for viable matters only.

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In 2023-24, government provided $900,000 to support existing restorative justice programs while advancing the development of a provincial restorative justice strategy/program that will empower victims and communities to take a larger role in justice processes, provide offenders more meaningful consequences for criminal behaviour, and provide supports to reduce the likelihood of future harm. Edmonton Mental Health Court and Alberta’s seven Drug Treatment Courts continue to offer alternatives to incarceration and support accused persons in addressing the complex problems underlying their offending behaviour while still holding them accountable.

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In 2023-24, government supported the development of a Family Justice Strategy to make the family justice system more accessible and help families resolve their matters without appearing in court. The Family Justice Strategy was implemented in Edmonton and Calgary on December 18, 2023 to expand information, support, and dispute resolution services, and included the introduction of the Family Resolution Hub, an online tool that provides information and assistance navigating family law matters. Government allocated $5.0 million to support the expansion of pre-court services under the Family

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Justice Strategy. These services include Family Court Counsellors, mediation and other dispute resolution programs, parenting education and clinical intervention supports, and information services.

•

Alberta’s government continued to prioritize ongoing collaboration and relationship building between government and Indigenous peoples to ensure government’s public safety policies and programs align with the needs of Indigenous communities. As part of the Public Security Indigenous Advisory Committee work, engagement with Indigenous partners is helping to strengthen ongoing initiatives related to harvesting rights, law enforcement, victim services, restorative justice, and crime prevention.

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Government addressed the rise of hate and bias motivated crimes in the province by continuing the appointment of two Hate Crime Community Liaisons (HCCLs) appointed in May 2022 for a two-year term. The HCCLs forge relationships with communities and community organizations to gather information and coordinate action in the ongoing efforts to address hate and bias motivated crimes and incidents. In 2023-24, government provided over $1.1 million in grants to community and faith-based organizations under the Alberta Security Infrastructure Program to work with identifiable groups at risk.

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Government continued to create efficiency in victim service delivery through a new model that streamlines funding and governance for Royal Canadian Mounted Police-based victim services units in Alberta’s rural and remote communities. In 2023-24, 60 independent victim serving societies were consolidated into four Regional Victim Serving Societies to improve frontline services received by victims of crime and/or tragedy. The new model ensures all victims continue to be supported locally by dedicated, decentralized frontline Victim Court and Support Navigators, and local volunteer advocates from within and around their own communities. The implementation of the new model is occurring over a six-month transition period from April to October 2024.

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Government continued to facilitate direct supports to victims of violent crimes through the Victims of Crime Assistance Program. Supports and services under this program include emergency relocation, counseling, and extended medical benefits to eligible victims of violent crimes in the immediate aftermath of an event. In May 2023, the Alberta Blue Cross became the extended medical benefit administrator for the program, allowing medical professionals to directly bill treatment and medical related expenses to help victims access immediate treatment when and where they need it, at no cost to the victim.

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Government continued to work with public safety partners to ensure all Albertans feel safe and secure wherever they are in the province. In 2023, Alberta Sheriffs partnered with the Calgary and Edmonton Police Services to enhance law enforcement in high crime areas.

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Between February and December 2023, the Healthy Streets Operation Centre Crime Suppression Patrols were implemented in Edmonton resulting in 7,089 in warrants executed, 718 in charges laid, 239 in tickets issued, $306,000 in the value of property recovered and $148,500 in the value of drugs seized.

-

In Calgary, the Crime Reduction Enforcement Support Team Patrols were implemented between March and June 2023 with approximately 1,200 calls attended to, 2,058 warrants executed, 122 charges laid and 821 tickets issued.

-	Twenty-four Alberta sheriffs were involved and $1 million was invested in both deployments.

•

The Alberta Law Enforcement Response Teams Civil Forfeiture Liaison helped to increase the use of civil forfeitures in appropriate cases by reducing profit motive for crime and removing a funding source for criminal operations to suppress crime in Alberta communities. In 2023-24, the gross estimated value of referrals from the Liaison was $1.8 million, significantly exceeding each previous year by more than 50 per cent. By removing criminal profits and taking away vehicles and other criminal tools of the trade, civil forfeiture successfully undermines organized crime’s ability to operate.

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•

Government committed $1.3 million over three-years to the Alberta Citizens on Patrol Association, the Alberta Community Crime Prevention Association and the Alberta Provincial Rural Crime Watch Association to improve coordination with local law enforcement and reduce rural and municipal crime through increased awareness and interventions.

•

Government continued to improve police accountability and enhance public confidence by reforming police governance and oversight and strengthening ties to the community. Government actions in 2023-24 included:

-	Adding guiding principles for policing in Alberta such as developing community safety and diversity and inclusion plans and creating policing priorities.

-	Establishing an implementation team to create the Police Review Commission to receive complaints against police with an anticipated launch date of 2025.

-	Continuing to engage public safety stakeholders to create civilian governance bodies for communities policed by the RCMP.

Objective 8 | Building better communities

•

Government worked with the federal government and partner organizations to ensure Ukrainian evacuees have access to information and supports that will help them settle and integrate into Alberta communities. Government actions included:

-	Providing $2.1 million to settlement agencies for additional employment and language supports and to address emerging needs of Ukrainian evacuees.

-	Spending $2.7 million to provide 3,225 households of Ukrainian evacuees emergency hotel accommodations for up to 14 days.

-	Making the driver’s licence exchange initiative permanent to allow evacuees to swap their comparable Ukrainian driver’s licence with the Alberta Class 5 driver’s licence.

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Ensuring Ukrainian newcomers understand their rights and responsibilities as tenants in Alberta by providing online Ukrainian translation of “Information for Tenants” publication and marketing it through various platforms.

-	Establishing a multilingual Ukrainian Help Line to provide information about government programs and services.

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Providing funding to school authorities to enroll more than 7,000 Ukrainian students in the kindergarten to Grade 12 education system with access to language, mental health, social and educational supports.

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Providing supplementary health benefits coverage to 43,000 Ukrainian evacuees through the Ukrainian Evacuee Alberta Health Benefit and public health insurance coverage to 52,819 Ukrainian evacuees through the Ukrainian Evacuee Temporary Health Benefits Program.

•	Government continued to support newcomers and immigrants access to employment skills and settlement services by:

-

Providing $8.1 million through the Alberta Settlement and Integration Program to assist more than 36,694 newcomers, including Ukrainian evacuees, access settlement and community support services, language assessment and English as Second Language drop-in services.

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-	Providing $1.7 million for employment and mentorship opportunities and enhancing access to microloans for internationally trained professionals.

-	Providing essential and occupational skills training to 84 participants, 70 per cent of which were immigrants, through the Culinary Skills Training Program for Newcomers.

-

Providing 75 unemployed or marginally employed newcomers with skill building, including ESL and workplace connection to the Tourism and Hospitality sectors through the Newcomer Pathways to Success Program.

-	Connecting 144 internationally trained newcomer technology professionals to jobs through the PathwayPro.

-	Providing 450 unemployed female professionals opportunities for development, coaching, and mentorship through the Women Rising Program.

•

Government provided almost $26 million in 2023-24 to the Alberta Foundation for the Arts to support the development of the arts and artists in Alberta. The foundation provided approximately $19 million through 625 grants to organizations and approximately $3 million through 257 individual grants to artists to encourage the growth and development of the Alberta arts sector.

•	In 2023-24, government spending helped ensure that more Alberta children have the opportunity to participate in sport programs. Government provided:

-	$8 million towards Every Kid Can Play program, that evolved from the previous Everybody Gets to Play program.

-	$3.5 million to KidSport Alberta to subsidize registration costs.

-	$3.4 million to non-profit organizations with a provincial scope.

-	$1.1 million to community-level non-profit organizations to increase affordability and access to sport, physical activity and recreation.

-

$50 million through the Community Facility Enhancement Program to support 377 projects (73 more projects than the previous year). Supported projects include community halls, playgrounds, parks, arts venues, indoor and outdoor sport and recreational facilities and cultural establishments that are important to the quality of life for families and all Albertans.

•

In 2023-24, government invested in improving and expanding recreational opportunities and access to Alberta’s provincial parks and Crown land, including adding over 1,400 hectares of land to the provincial parks system and creating two new parks: Kleskun Hills Provincial Park and La Biche Provincial Recreation Area. Eighty-two enhancement projects were completed to modernize and refurbish campgrounds, day-use areas and trails across Alberta. Additionally, government successfully launched a new Alberta Parks camping reservation platform, Shop.AlbertaParks.ca, in February 2024 to ensure continued reliable and stable service while maintaining our customer-friendly approach to managing camping in the province.

•

Government supported grassroots community initiatives that support Alberta’s multicultural diversity and address racism through Alberta’s Ethnocultural and Anti-Racism Grant Programs. Since program launch in December 2023, the Ethnocultural Grant Program provided $5.14 million to 182 initiatives, and the Anti-Racism Grant Program provided $424,000 to 49 initiatives.

•

In 2023-24, government focused on maximizing federal funding provided through the National Housing Strategy (NHS) Alberta Bilateral Agreement. Alberta’s progress under the bilateral agreement enabled the province to claim full federal funding for affordable housing in 2023-24, totaling $46.2 million. Funding

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received through the NHS is used to operate affordable housing, as well as construct, maintain and renew units.

•

Government spent $25.7 million through the Affordable Housing Partnership Program to complete 320 new housing units in four municipalities. Government approved $66 million to support eight additional projects to create more than 335 new affordable housing units and supportive facilities across the province. This includes affordable housing solutions for local community needs such as building more houses in high demand areas, especially for vulnerable Albertans and Indigenous families.

•

Government works with Indigenous governments and organizations under the Indigenous Housing Capital Program to increase the overall supply of affordable housing for Indigenous peoples in Alberta based on identified needs. In 2023-24, government completed 93 new units under four Indigenous housing projects in four communities, and partially completed one project in one community. Government also approved two new projects with $16 million funding to support the future development of 143 new units.

•

In 2024, government established the Seniors Lodge Review Panel to provide recommendations for improvements to the seniors’ lodge system in Alberta. The panel consists of 16 members, including lodge operators, municipal representatives, and social housing and seniors’ organizations. The review will provide an opportunity to smooth transitions between lodges and continuing care homes to ensure the needs of seniors are met and to improve lodge operations and client experience.

•

Government spent $40.3 million to maintain and repair government owned affordable housing under the Capital Maintenance and Renewal (CMR) program. Government developed a five-year maintenance and redevelopment plan for all government-owned assets after a thorough review of the CMR processes. Improvements to the process include consolidating similar work to improve approval timelines and simplifying the procurement process. This led to more competitive pricing and faster turnaround times of vacant suites (from three months to 33 days).

•

Government expanded and improved affordable housing in Alberta by continuing to implement Stronger Foundations: Alberta’s 10-year strategy to improve and expand affordable housing. In 2023-24, government spent $400 million to build, renew, maintain and operate affordable housing in Alberta through the government-supported affordable housing programs, including rent supplements. Government supported 2,302 new households, 641 new units and 1,661 households through rent assistance. Actions taken in 2023-24 included:

-	Providing $73.5 million through the Family and Community Housing Program to support over 11,250 subsidized community housing units for families, seniors and individuals with low income.

-	Providing $36.2 million for the Seniors Self-Contained Housing program to support over 14,300 self-contained units such as apartment-style housing.

-	Providing $37.4 million through the Lodge Assistance Program grant to operators to supplement the reduced revenue from housing 7,687 residents below the income threshold.

-	Providing $16.4 million for the Special Needs Housing Program to support 2,050 units for individuals with special needs.

•

Government provided two types of benefits under the Rent Supplement Program. The Rental Assistance Benefit (RAB) program is a long-term benefit that subsidizes rent for Albertans with low income. In 2023-24, 36 housing operators received $52.2 million through the RAB program to support 9,610 households. The Temporary Rental Assistance Benefit (TRAB) program is a short-term benefit that subsidizes rent for working households with low income or those between jobs for up to two years. In 2023-24, eight housing operators received $7.2 million through the TRAB program to support 1,265 households.

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Performance Indicators

Performance Indicator: High school completion rate

Status: Stable

Source: Ministry of Education

For sources and notes see page 147.

The high school completion rate indicates the percentage of students who completed high school within five years of entering Grade 10. While the majority of students complete high school within three years of entering Grade 10, the five-year rate recognizes that it may take more time for some students to finish high school.

In 2022-23, 88.1 per cent of students completed high school within five years of entering Grade 10. Based on data from 2018-19 to 2022-23, the high school completion rate has improved over time by 2.7 per cent. Data for 2023-24 will be available in June 2025 as there is a one-year lag in the availability of results.

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Performance Indicator: Post-secondary transition rate

Status: Stable

Source: Ministry of Education

For sources and notes see page 147.

The high school to post-secondary transition rate tracks the rate at which students move into post-secondary education within four to six years of starting Grade 10. The four year and six-year transition rates indicates that a substantial proportion of Alberta’s young people delay their entry to postsecondary programs after high school.

In 2022-23, 60.1 per cent of students made the transition to post-secondary within six years of entering Grade 10. Based on data from 2018-19 to 2022-23, the high school to post secondary transition rate has remained stable over time. Data for 2023-24 will be available in June 2025 as there is a one-year lag in the availability of results.

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Performance Indicator: Surgical procedures that met national wait time benchmarks

Status: Improving

Source: Alberta Health Services

For sources and notes see page 148.

Wait times for surgical procedures are an indicator of access to the health care system and a reflection of efficient use of resources. This indicator tracks the proportion of the three common surgical procedures completed within the national wait time benchmarks. In 2023-24, more Albertans received knee and hip replacements procedures within the national wait time benchmarks compared to 2022-23. Hip replacements, at 62.4 per cent, improved by 19 per cent compared to the prior year. The proportion of knee replacements that met national wait time benchmarks increased to 53.3 per cent, an improvement of nearly 21 per cent from 2022-23. These improvements were due to continued expansion of surgical capacity as more chartered surgical facilities become fully operational and optimization of surgical capacity across the provinces, especially in rural communities.

In 2023-24, Alberta continued to implement the Alberta Surgical Initiative - the government’s plan to increase the number of surgeries and ensure Albertans receive their procedures within medically suggested timeframes, to lower wait times for surgeries.

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Performance Indicator: Mental health and addiction-related emergency department visits with no interaction with publicly funded mental health and addiction services in the previous two fiscal years

Status: Stable

Source: Alberta Health

For sources and notes see pages 148-149.

This measure describes the proportion of mental health or addiction-related emergency department visits in a fiscal year with no interaction with publicly funded mental health and addiction services in the previous two fiscal years. Publicly funded services include visits to physician office or emergency department, hospitalizations, and prescription drug dispensations.

A decreasing score over time suggests improvement, indicating that individuals’ needs are being addressed in the community, reducing reliance on the emergency department for mental health and addiction related services.

In 2022-23, 19.5 per cent of individuals who accessed emergency departments for mental health and addiction-related issues had not received publicly funded mental health and addiction services in the previous two years.

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Performance Indicator: Net-Debt-to-GDP in Alberta and comparator provinces

(Quebec, Ontario, B.C.)

Status: Improving

Source: Provincial Accounts and Budgets/Statistics Canada

For sources and notes see page 149.

Net-debt-to-gross domestic product (GDP) measures the proportion of a province’s public debt to its GDP and is a measure of the health and sustainability of a province’s finances. In 2023-24, Alberta remained the least indebted Canadian province and well below comparator provinces. Alberta’s net-debt-to-GDP ratio is estimated to be 9.4 per cent as of March 31, 2024.

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PERFORMANCE RESULTS

Performance Indicator: Per capita expenditure in Alberta and comparator provinces (Quebec, Ontario, B.C.)

Status: Improving

Source: Statistics Canada

For sources and notes see page 149.

Alberta has maintained a disciplined approach to expenditure management to align with comparator provinces (QC, ON, and BC). Per capita spending is an indicator of the comparative levels of public expenditure compared to the most directly comparable provinces with respect to features such as population size and density as well as geography.

The gap has steadily reduced in recent years. Between 2018-19 and 2022-23, the gap with comparator provinces narrowed significantly (from over $2,000 per capita), with Alberta’s per capita spending now lower than the average of comparator provinces.

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Performance Indicators – Sources and Notes

Priority One: Securing Alberta’s Future

Employment

Performance Indicator: Private sector employment

Source: Statistics Canada, Labour Force Survey

Note(s):

Statistics Canada’s Labour Force Survey is the primary source of statistics on employment and unemployment in Canada and the provinces. The Labour Force Survey is conducted by Statistics Canada across the country. The target population is the non-institutionalized population 15 years of age and over. The survey is conducted nationwide in all provinces and territories. Excluded from the survey’s coverage are persons living on reserves and other Indigenous settlements in the provinces, full-time members of the Canadian Armed Forces, the institutionalized population, and households in extremely remote areas with very low population density. These groups together represent an exclusion of less than two per cent of the Canadian population aged 15 and over. Results are reported by calendar year.

Performance Indicator: Long-term unemployment rate

Source: Statistics Canada, Labour Force Survey

Note(s):

Statistics Canada’s Labour Force Survey is the primary source of statistics on employment and unemployment in Canada and the provinces. The Labour Force Survey is conducted by Statistics Canada across the country. The target population is the non-institutionalized population 15 years of age and over. The survey is conducted nationwide in all provinces and territories. Excluded from the survey’s coverage are persons living on reserves and other Indigenous settlements in the provinces, full-time members of the Canadian Armed Forces, the institutionalized population, and households in extremely remote areas with very low population density. These groups together represent an exclusion of less than two per cent of the Canadian population aged 15 and over. Results are reported by calendar year.

Performance Indicator: Wages and salaries growth

Source: Statistics Canada, Estimates of Labour Income

Note(s):

Estimates of Labour Income is undertaken by Statistics Canada across the country on a monthly basis and is also broken down by industry. Results are reported by calendar year. In addition to regular remuneration, they include directors’ fees, bonuses, commissions, gratuities, income in kind, taxable allowances, retroactive wage payments and stock options.

Wages and salaries are an indicator of labour income and reflect changes in employment, labour force participation, hours worked and wage growth.

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Performance Indicator: Enrollment in facility-based child care programs, family day home, innovative, and group family child care

Source: Ministry of Jobs, Economy and Trade, Child Care Information System

Note(s):

This performance indicator shows licensed child care spaces and the number of children enrolled. Spaces indicates the maximum number of children programs are licensed to accommodate. The number of children enrolled is the actual number of children served by these licensed child care programs. Innovative child care programs are not included in these calculations, as enrollment for those programs is not recorded. Increases shown may not equal differences in the numbers presented by year due to rounding.

This performance indicator is typically reported at the end of March each fiscal year based on child care funding claim reports submitted by the child care programs.

Investment and business activity

Performance Indicator: Non-residential capital investment in Alberta

Source: Statistics Canada, Capital Repair and Expenditures Survey

Note(s):

Statistics Canada’s Capital and Repair Expenditures Survey collects information from all industries once a year about their actual past year’s capital investments as well as their intended investments for the current year. On occasion when economic changes justify the need, data on the revised intentions are also collected for the current year. Results are reported by calendar year.

This indicator tracks investment in plant and equipment and intellectual property in Alberta’s non-residential sector divided by the province’s total population.

Performance Indicator: Value of Alberta’s exports, energy goods exports and non-energy exports

Source: Statistics Canada, International Merchandise Trade

Note(s):

Statistics Canada’s International Merchandise Trade program tracks the total value of Canada’s merchandise exports and imports by commodity, province or territory. The total value of international goods, including energy products (crude oil, natural gas and electricity) and non-energy products exported by Alberta internationally indicates growth and diversification of the economy and government efforts to access new markets. Results are reported by calendar year.

Performance Indicator: Upstream energy investment

Source: Statistics Canada, Capital Repair and Expenditures Survey

Note(s):

Statistics Canada’s Capital and Repair Expenditures Survey collects information from all industries once a year about their actual past year’s capital investments, as well as their intended investments for the current year. On occasion when economic changes justify the need, data on the revised intentions are also collected for the current year. Results are reported by calendar year.

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Priority Two: Standing up for Albertans

Education

Performance Indicator: High School completion rate

Source: Ministry of Education

Student Outcomes Measures Based on the Grade 10 Cohort Methodology for Rates Calculation

Note(s):

The high school completion rate reports the percentages of Alberta students in public, separate, francophone, charter, and accredited private schools who, within five years of entering Grade 10:

•

received an Alberta High School Diploma, an Alberta High School Equivalency Diploma (GED), or the Certificate of High School Achievement (completion of Knowledge and Employability courses and the certificate requirements);

•	entered an Alberta post-secondary program or an apprenticeship program; or

•	passed a minimum of five Grade 12 courses, including a Language Arts diploma examination course and three other diploma examination courses.

Data for this measure are from Alberta Education and Alberta Advanced Education systems. The provincial rate is calculated by dividing the number of high school completers, as defined above, by the number of students in the Grade 10 Cohort, adjusted for attrition.

While the majority of students complete high school within three years of entering Grade 10, the five-year rate recognizes that it may take more time for some students to finish high school.

This measure is important for entry to the labour force and post-secondary programs.

Performance Indicator: Post-Secondary transition rate

Source: Ministry of Education

Student Outcomes Measures Based on the Grade 10 Cohort Methodology for Rates Calculation

Note(s):

The high school to post-secondary transition rate reports the percentages of Alberta students in public, separate, francophone, charter, and accredited private schools who, within six years of starting Grade 10:

•	enrolled in a credit program, part-time or full-time, in an Alberta post-secondary institution; or

•	registered in an apprenticeship program other than the Registered Apprenticeship Program for high school students.

Alberta students are tracked using data from the Alberta Education and the Alberta Advanced Education systems. The high school to post-secondary transition rates include adjustments for attrition and for attendance at post-secondary institutions out of province.

The High School to Post-Secondary Transition Rate is calculated by dividing the number of students who enter post-secondary programs by the number of students in the Grade 10 cohort, adjusted for attrition.

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Health

Performance Indicator: Surgical procedures that met national wait time benchmarks

Source: Alberta Health Services, Local Operating Room (OR) Information Systems and OR Data Repository

Note(s):

Wait times for surgical procedures are an indicator of access to the health care system and a reflection of efficient use of resources. This indicator tracks the proportion of the three common surgical procedures completed within the national wait time benchmarks:

•	Hip replacements completed within 182 days;

•	Knee replacements completed within 182 days; and

•	Cataract surgery (for first eye) completed within 112 days.

Ready-to-treat (RTT) wait time (in days) is calculated for each relevant record meeting specified inclusion/ exclusion criteria:

•	Inclusion Criteria: All elective hip, knee replacement and cataract surgeries based on surgery procedure catalogue descriptions. All urgency levels.

•

Exclusion Criteria: persons who received emergency surgical care. Cases with an invalid RTT date. When cataract surgery is required for both of a patient’s eyes, only the wait time for surgery on the first eye is included in the wait time calculations.

To determine whether the treatment falls within the national wait time benchmark, the result for each treatment is calculated by calculating the number of days that elapsed between the treatment date, or the date the treatment (surgical procedure) took place from the RTT date, or the date that the surgeon determines the patient is ready for the surgical intervention. The total result is calculated by dividing the number of total treatments that met national wait time benchmarks compared to the total number of treatments performed in the fiscal year.

Performance Indicator: Mental health and addiction-related emergency department visits with no physician or community provided mental health services in previous two years

Source: Alberta Health Business Intelligence Environment: National Ambulatory Care Reporting System; Discharge Abstract Database; Practitioners Claim Database under Alberta Health Care Insurance Plan; Pharmaceutical Information Network; Population Registry Files; and Alberta Health Postal Code Translator File.

Note(s):

Only the first visit is counted in a given fiscal year for individuals with multiple emergency department visits. Individuals with invalid or missing Personal Health Numbers and less than two years of eligibility under the Alberta Health Care Insurance Plan are excluded. Results are reported by fiscal year and can lag by up to 10 months; 2023-24 results were not available at the time of preparing this report. Historical results for this metric have been recalculated for comparability using a revised methodology described below.

The Ministry of Mental Health and Addiction made updates to the title, definition, methodology, and reporting structure for this metric in 2023-24. The revised definition considers both mental health and addiction related service utilization in the previous two years, whereas the former definition was limited to mental health related service utilization. The revised methodology includes all age groups, in contrast to

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the earlier methodology which included only those aged 10 years and older. In addition, mental health or addiction related drugs dispensation data from the Pharmaceutical Information Network database has been incorporated into the methodology.

Government spending

Performance Indicator: Net-Debt-to-GDP in Alberta and comparator provinces

Source: Ministry of Treasury Board and Finance, and Statistics Canada

Note(s):

The net debt-to-GDP ratio is the metric comparing a jurisdiction’s public debt to its GDP. By comparing what a jurisdiction owes with what it produces, the net debt-to-GDP ratio indicates the ability to pay back and manage debts. Results are reported by fiscal year.

Performance Indicator: Per capita expenditure in Alberta and comparator provinces

Source: Ministry of Treasury Board and Finance, and Statistics Canada, Population Estimates

Note(s):

Per capita expenditure consists of the total government expenditure divided by the total population. Total expenditures are from the public accounts of each jurisdiction. Statistics Canada’s population estimates are used to determine the population of Alberta and comparator provinces. Results are reported by fiscal year.

This is an indicator of the comparative levels of public expenditure compared to the most directly comparable provinces with respect to features such as population size and density as well as geography.

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